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TABLE OF CONTENTS
Index to Consolidated Financial Statements

As filed with the Securities and Exchange Commission on September 15, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Acusphere, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	04-3208947 (I.R.S. Employer Identification Number)

Acusphere, Inc.
500 Arsenal Street
Watertown, Massachusetts 02472
(617) 648-8800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Sherri C. Oberg
President and Chief Executive Officer
Acusphere, Inc.
500 Arsenal Street
Watertown, Massachusetts 02472
(617) 648-8800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lawrence S. Wittenberg, Esq.
Testa, Hurwitz & Thibeault, LLP
125 High Street
Boston, Massachusetts 02110
Tel: (617) 248-7000
Fax: (617) 248-7100

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $.01 par value per share	2,865,522	$6.29(2)	$18,024,134(2)	$2,284

Common Stock, $.01 par value per share, issuable upon exercise of warrants	573,105	$8.50(3)	$4,871,393(3)	$618

Total Registration Fee				$2,902(4)

(1)
Includes an indeterminable number of additional shares of Common Stock, pursuant to Rule 416 under the Securities Act of 1933, as amended, that may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions affecting the shares to be offered by the selling stockholders.
(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended. Pursuant to Rule 457(c) under the Securities Act of 1933, the registration fee has been calculated based upon the average of the high and low prices per share of the Common Stock of Acusphere, Inc. on the Nasdaq National Market on September 10, 2004.
(3)
Pursuant to Rule 457(g) under the Securities Act of 1933, as amended, the registration fee has been calculated based upon the exercise price of the warrants, which is equal to $8.50 per share of Common Stock.
(4)
Pursuant to Rule 457(p), the registration fee of $2,902 has been offset against the registration fee previously paid by registrant in the amount of $17,250 for a Registration Statement on Form S-1, filed September 4, 2001, File No. 333-68926, of which $5,582.10 has been previously applied to the registration fee for a Registration Statement on Form S-1, filed July 1, 2003, File No. 333-106725.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 2004

PROSPECTUS

3,438,627 Shares

Common Stock

        The selling stockholders identified in this prospectus are offering for sale up to 3,438,627 shares of our Common Stock, $0.01 par value per share. The selling stockholders have indicated that sales of their shares of Common Stock may be made by the methods described in the section entitled "Plan of Distribution" in this prospectus.

        The selling stockholders acquired their shares from us in a private placement that completed a partial closing on August 2, 2004 and is more fully described on page 71 of this prospectus under the heading "Selling Stockholders." The selling stockholders include: Quaker Capital Partners I, L.P., Quaker Capital Partners II, L.P., Kings Road Investments Ltd., SF Capital Partners Ltd., Bay Resource Partners, L.P., Bay Resource Partners Offshore Fund, Ltd., Bay II Resource Partners, L.P, Thomas E. Claugus, ADAR Investment Fund Ltd., Capital Ventures International, Portside Growth and Opportunity Fund, Atlas Equity I, Ltd., Sunrise Equity Partners, L.P., Bluegrass Growth Fund LP, Bluegrass Growth Fund, Ltd., MFN LLC, Smithfield Fiduciary LLC, Ursus Capital, L.P., Ursus Offshore Ltd., Wasatch Funds, Inc. for Wasatch Global Science & Technology Fund, Wasatch Funds, Inc. for Wasatch Micro Cap Value Fund and Delta Opportunity Fund, Ltd.

        The selling stockholders will receive all of the proceeds from any sales of Common Stock. However, if all of the warrants held by selling stockholders are exercised for cash, we will receive proceeds of up to approximately $4,871,393. We have agreed to bear substantially all of the expenses in connection with the registration and resale of the shares (other than selling commissions and fees).

        Our Common Stock is quoted on the Nasdaq National Market under the symbol "ACUS." On September 14, 2004, the last reported sale price for our Common Stock on the Nasdaq National Market was $6.33 per share

        Investing in our stock involves a high degree of risk. See "Risk Factors" on Page 3 for information that should be considered by prospective investors.

        The shares have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor have those organizations determined that this prospectus is accurate and complete. Any representation to the contrary is a criminal offense.

        Prospective investors should rely only on the information contained in this prospectus or information specifically incorporated by reference in this prospectus. We have not authorized anyone to provide prospective investors with information that is different.

        Neither the delivery of this prospectus, nor any sale of the shares, shall create any implication that the information in this prospectus is correct after the date hereof.

        This prospectus is not an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation is illegal.

        The information in this prospectus is not complete and may be changed. A registration statement relating to the shares has been filed with the Securities and Exchange Commission. The shares may not be sold, nor may offers to buy be accepted prior to the time the registration statement becomes effective.

The date of this prospectus is            , 2004

        The names "Acusphere," "HDDS" and "PDDS" and our logo are our trademarks. This prospectus also contains the trademarks and tradenames of other entities that are the property of their respective owners.

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PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and consolidated financial statements and related notes included in this prospectus.

Our Company

        We are a specialty pharmaceutical company that develops new drugs and improved formulations of existing drugs using our proprietary porous microparticle technology. We are focused on developing proprietary drugs that can offer significant benefits such as improved safety and efficacy, increased patient compliance, greater ease of use, expanded indications or reduced cost. Our three initial product candidates are designed to address large unmet clinical needs within cardiology, oncology and asthma. Our lead product candidate is a cardiovascular drug in Phase III clinical development for the detection of coronary heart disease, the leading cause of death in the United States.

        We created our three initial product candidates using technology that enables us to control the size and porosity of microparticles in a versatile manner, so we can customize the microparticles to address the delivery needs of a variety of drugs. We are focused on creating porous microparticles that are smaller than red blood cells. Small microparticles are important for delivering drugs intravenously so that they can pass through the body's smallest blood vessels, for increasing the surface area of a drug so that the drug will dissolve more rapidly, and for delivering drugs to the lung via inhalation. Porosity is important for entrapping gases in microparticles, for controlling the release rate of the drug from a microparticle, and for targeting inhaled drugs to specific regions of the lung.

Recent Events

Collaboration with Nycomed Danmark ApS

        In July 2004, we entered into a collaboration, license and supply agreement with Nycomed Danmark ApS (Nycomed) in which the Company granted Nycomed rights to develop and market our lead product candidate, AI-700, in Europe. As part of this agreement, in July 2004 Nycomed paid us a $4.0 million license fee and the first of eight consecutive quarterly installments of $1.0 million each. Beginning in October 2004, Nycomed is required to pay us the remaining seven consecutive quarterly installments of $1.0 million each. In total, the agreement also provides for Nycomed to pay us up to $58.0 million in milestone payments upon achievement of certain regulatory milestones and sales goals. Under the agreement, we will also be paid to manufacture AI-700 for Nycomed and are entitled to royalties on Nycomed's sales of AI-700.

Commercial Facility

        In July 2004, we entered into a lease agreement for 58,000 square feet of commercial manufacturing space in Tewksbury, Massachusetts. We intend to build out and qualify this facility for commercial manufacturing. We intend to demonstrate that we can produce AI-700 at a commercial manufacturing scale prior to our filing of a NDA for AI-700 and, subject to required regulatory approvals, we intend to manufacture AI-700 in this facility for commercial use.

Private Financing

        In July 2004, we entered into definitive purchase agreements with institutional and accredited investors for a $21.5 million private placement of up to 3,440,000 newly issued shares of common stock at a price of $6.25 per share and warrants to purchase up to an additional 688,000 shares of common stock at an exercise price of $8.50 per share. In August 2004, a partial closing of this private placement was consummated, resulting in aggregate gross proceeds to us of approximately $17.9 million and the issuance of 2,865,522 shares of common stock and warrants to purchase up to an additional 573,105 shares of common stock.

        A second and final closing of this private financing will occur subject to receiving shareholder approval in accordance with Nasdaq marketplace rules and customary closing conditions. The second closing is expected to occur later in 2004 and would result in aggregate gross proceeds to us of approximately $3.6 million and the issuance of 574,478 shares of common stock at a price of $6.25 per share and warrants to purchase up to an additional 114,895 shares of common stock at an exercise price of $8.50 per share.

        Net proceeds from the financing are expected to be used to further fund the development program for AI-700 and for working capital and general corporate purposes.

Corporate Information

        We were organized as a Delaware corporation on July 12, 1993. Our principal executive offices are located at 500 Arsenal Street, Watertown, Massachusetts 02472. Our telephone number at that location is (617) 648-8800. Our website is located at www.acusphere.com. The information contained on our website is not part of this prospectus.

RISK FACTORS

        An investment in our common stock involves significant risks. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business, results of operation and financial condition. In evaluating our business and before you decide to buy our Common Stock, you should consider carefully the following risks, in addition to the other information contained in this prospectus and the other documents incorporated by reference into this prospectus. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our Common Stock would decline, and you may lose all or part of the money you paid to buy our Common Stock.

Risks Related to Our Company

We have not generated revenues to date, and we may not achieve profitability for some time, if at all.

        We are focused on product development and we have not generated any revenues to date. We have incurred losses each year of our operations and we expect to continue to incur operating losses for the next several years. The process of developing our products requires significant clinical, development and laboratory testing and clinical trials as well as regulatory approvals. In addition, commercialization of our product candidates will require us to establish sales, marketing and manufacturing capabilities, either through internal hiring or through contractual relationships with others. We expect our research and development and general and administrative expenses will increase over the next several years. As of June 30, 2004, our cumulative net loss was $130.0 million.

If we fail to obtain regulatory approvals for our product candidates under development, and in particular our lead product candidate AI-700, we will not be able to generate revenues from the commercialization or sale of our product candidates.

        We must receive regulatory approval of each of our product candidates before we can commercialize or sell that product candidate. The pre-clinical laboratory testing, formulation development, manufacturing and clinical trials of any product candidates we develop independently or in collaboration with third parties, as well as the distribution and marketing of these product candidates, are regulated by numerous federal, state and local governmental authorities in the United States, principally the FDA, and by similar agencies in other countries. The development and regulatory approval process takes many years, requires the expenditure of substantial resources, is uncertain and subject to delays, and will thus delay our receipt of revenues, if any, from any of our product candidates. We cannot assure you that our clinical trials will demonstrate the safety and efficacy of any of our product candidates or will result in marketable products.

        No product can receive FDA approval unless human clinical trials show both safety and efficacy for each target indication in accordance with FDA standards. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late stage clinical trials even after achieving promising results in early stage development. We therefore cannot assure you that the results from our Phase II clinical trials for AI-700 will be predictive of results obtained in our Phase III clinical trials. Many of the patients in our AI-700 clinical trial have coronary heart disease. As part of our AI-700 Phase III clinical trials, patients will be exposed to potential safety risks associated with a stress test, including risks associated with a pharmacological stressor, and AI-700. Given the nature of the AI-700 Phase III clinical trial, including administering AI-700 to larger numbers of at-risk patients and new clinical sites, adverse events are expected to be encountered during the clinical trial. Adverse events are also likely to be encountered in clinical trials for our other products, which clinical trials also include at-risk patients. If significant adverse events are detected and these events are attributable to our products, such events could delay, limit or prevent regulatory agency approval. Further, data obtained from pre-clinical and clinical activities are subject to varying interpretations that could delay, limit or prevent regulatory agency approval. We cannot assure you that our Phase III plan for AI-700 will successfully address the concerns of the FDA or that the results of the Phase III program will establish the safety and efficacy of AI-700 sufficiently for us to obtain regulatory approval.

        We may also encounter delays or rejections based on our inability to enroll enough patients to complete our clinical trials. We may also encounter delays, resulting from the need to enroll more patients than expected in our clinical trials, based on our inability to enroll a mix of patients that is consistent with our estimated clinical trial enrollment. Patient enrollment depends on many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, and the eligibility criteria for the study and the freedom to operate with respect to intellectual property. Delays in planned patient enrollment, or the need to enroll more patients, may result in increased costs and delays, which could have a harmful effect on our ability to develop products. We may encounter delays or rejections based on changes in regulatory agency policies during the period in which we develop a drug or the period required for review of any application for regulatory agency approval of a particular compound. On May 1, 2004, changes went into effect in the regulation of clinical trials in Europe. Implementation of these changes could lead to delays to our clinical trials. We also may encounter delays in the event we are unable to produce clinical trial material in sufficient quantities and of sufficient quality to meet the schedule for our planned clinical trials. In addition, we rely on a number of third parties, such as clinical research organizations, to help support the clinical trials by performing independent clinical monitoring, data acquisition and data evaluations. Any failure on the part of these third parties could delay the regulatory approval process.

        Failure to obtain regulatory approval or any delay or setback in obtaining regulatory agency approvals could:

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  adversely affect our ability to market any drugs we develop independently or with collaborative partners;

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  impose additional costs and diminish any competitive advantages that we may attain; or

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  adversely affect our ability to generate royalties.

In particular, failure to obtain approval or substantial delays in obtaining approval for our lead product candidate, AI-700, would delay our receipt of product revenues and materially adversely affect our business, financial condition and results of operations.

        We cannot be certain that we will obtain any regulatory approvals in other countries and the failure to obtain these approvals may materially adversely affect our business, financial condition and results of operations. In order to market our products outside of the United States, we and our current, and potential future, collaborative partners must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. The approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks associated with obtaining FDA approval detailed above. Approval by the FDA does not ensure approval by the regulatory authorities of other countries. In addition, many countries outside the United States require a separate review process prior to marketing to determine whether their national health insurance scheme will pay for newly approved products, as well as the price which may be charged for a product.

Our products, if approved, may fail to achieve market acceptance.

        There can be no assurance that any products we successfully develop, if approved for marketing, will achieve market acceptance or generate significant revenues. Each of our product candidates is intended to replace or alter existing therapies or procedures, and hospitals, physicians or patients may conclude that these products are less safe or effective or otherwise less attractive than these existing therapies or procedures. For example, our lead product candidate, AI-700, is a contrast agent for use in ultrasound imaging procedures which will compete with existing nuclear imaging and stress echocardiography. Hospitals, physicians or patients may prefer these existing procedures to AI-700 enhanced ultrasound imaging. If our products do not receive market acceptance for any reason, it would adversely affect our business, financial condition and results of operations.

        Further, our competitors may develop new technologies or products that are more effective or less costly, or that seem more cost-effective, than our products. We can give no assurance that hospitals, physicians, patients or the medical community in general will accept and use any products that we may develop.

If we cannot raise additional capital on acceptable terms, we may be unable to complete planned clinical trials, obtain regulatory approvals or commercialize our product candidates.

        We will require substantial future capital in order to continue to conduct the research and development, clinical and regulatory activities necessary to bring our product candidates to market and to establish commercial manufacturing, marketing and sales capabilities. Our future capital requirements will depend on many factors, including:

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  the progress of pre-clinical development and laboratory testing and clinical trials;

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  the timing of construction and size to which we expand our manufacturing capabilities;

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  the time and costs involved in obtaining regulatory approvals;

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  the number of product candidates we pursue;

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  the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims; and

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  the establishment of selected strategic alliances and activities required for product commercialization.

We intend to seek additional funding through strategic collaborations and may seek funding through private or public sales of our securities or by licensing all or a portion of our technology. This funding may significantly dilute existing stockholders or may limit our rights to our technology.

        In July 2004, we entered into definitive purchase agreements with institutional and accredited investors for a $21.5 million private placement of up to 3,440,000 newly issued shares of common stock at a price of $6.25 per share and warrants to purchase up to an additional 688,000 shares of common stock at an exercise price of $8.50 per share. In August 2004, a partial closing of this private placement was consummated, resulting in aggregate gross proceeds to the Company of approximately $17.9 million and the issuance of 2,865,522 shares of common stock and warrants to purchase up to an additional 573,105 shares of common stock. A second and final closing of this private financing would result in aggregate gross proceeds to the Company of approximately $3.6 million and the issuance of 574,478 shares of common stock at a price of $6.25 per share and warrants to purchase up to an additional 114,895 shares of common stock at an exercise price of $8.50 per share. This second and final closing will occur only upon receiving shareholder approval in accordance with Nasdaq marketplace rules and satisfaction of customary closing conditions, including the absence of any material adverse event affecting Acusphere. We can not assure you that we will receive shareholder approval for this second closing, or that all of the other closing conditions, such as the absence of a material adverse event affecting Acusphere, will be satisfied. Failure to satisfy all of these closing conditions would prevent us from consummating this second closing, resulting in less capital resources available to fund the Company's planned operations.

        We cannot assure you that we can obtain additional funding on reasonable terms, or at all. If we cannot obtain adequate funds, we may:

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  terminate or delay clinical trials for one or more of our product candidates;

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  delay our establishment of sales, marketing and/or manufacturing capabilities;

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  curtail significant product development programs that are designed to identify new product candidates;

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  relinquish rights to our technologies or product candidates; and/or

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  terminate or delay build-out and commissioning of our commercial manufacturing facility.

Claims by other companies that we infringe their proprietary technology may result in liability for damages or stop our development and commercialization efforts.

        Competitors and other third parties may initiate patent litigation against us in the United States or in foreign countries based on existing patents or patents that may be granted in the future. Many of our competitors have obtained patents covering products and processes generally related to our products and processes, and they may assert these patents against us. Moreover, there can be no assurance that these competitors have not sought or will not seek additional patents that may cover aspects of our technology. As a result, there is a greater likelihood of a patent dispute than would be expected if our competitors were pursuing unrelated technologies.

        While we conduct patent searches to determine whether the technologies used in our products infringe patents held by third parties, numerous patent applications are currently pending and may be filed in the future for technologies generally related to our technologies, including many patent applications that remain confidential after filing. Due to these factors and the inherent uncertainty in conducting patent searches, there can be no guarantee that we will not violate third-party patent rights that we have not yet identified.

        We know of U.S. and foreign patents issued to third parties that relate to aspects of our product candidates. There may also be patent applications filed by these or other parties in the United States and various foreign jurisdictions that relate to some aspects of our product candidates, which, if issued, could subject us to infringement actions. In particular, we are aware of U.S. and foreign patents owned by third parties, including potential competitors, that arguably cover aspects of our AI-700 contrast agent. We and several of these parties have recently been actively engaged in opposing the grant of European patents with claims that arguably cover aspects of our AI-700 product. Parties may contest patents in Europe prior to contesting the counterpart patents in the United States because of procedural differences between European and U.S. patent laws as well as economic considerations. There is a significant possibility that one or more of these third parties will use litigation to assert their patents in the United States or Europe.

        The owners or licensees of these and other patents may file one or more infringement actions against us. In addition, a competitor may claim misappropriation of a trade secret by an employee hired from that competitor. Any such infringement or misappropriation action could cause us to incur substantial costs defending the lawsuit and could distract our management from our business, even if the allegations of infringement or misappropriation are unwarranted. The defense of multiple claims could have a disproportionately greater impact. Furthermore, a party making this type of claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from making, using, selling, offering for sale or importing our products or prevent our customers from using our products. If a court determined or if we independently discovered that any of our products or manufacturing processes violated third-party proprietary rights, our clinical trials could be delayed and there can be no assurance that we would be able to reengineer the product or processes to avoid those rights, or to obtain a license under those rights on commercially reasonable terms, if at all.

If we are unable to protect our intellectual propriety rights, our competitors may develop and market products with similar features that may reduce demand for our products, and we may be prevented from establishing collaborative relationships on favorable terms.

        The following factors are important to our success:

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  receiving patent protection for our product candidates;

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  maintaining our trade secrets;

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  not infringing on the proprietary rights of others; and

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  preventing others from infringing our proprietary rights.

        We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets.

        We try to protect our proprietary position by filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued. If issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed. The laws of many foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States.

        We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties that have access to it, such as our corporate partners, collaborators, employees and consultants. Any of these parties may breach the agreements and disclose our confidential information or our competitors might learn of the information in some other way. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially adversely affected.

We may become involved in lawsuits to protect or enforce our patents that would be expensive and time consuming.

        In order to protect or enforce our patent rights, we may initiate patent litigation against third parties in the United States or in foreign countries. In addition, we may become subject to interference or opposition proceedings conducted in patent and trademark offices to determine the priority of inventions. The defense of intellectual property rights, including patent rights through lawsuits, interference or opposition proceedings, and other legal and administrative proceedings would be costly and divert our technical and management personnel from their normal responsibilities. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

        Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, during the course of this kind of litigation, confidential information may be inadvertently disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure could materially adversely affect our business and financial results.

We have never manufactured any of our product candidates in commercial quantities, and if we fail to develop an effective manufacturing capability for our products, including our lead product candidate AI-700, we may be unable to commercialize these products.

        We have no experience in manufacturing our products for commercial use and limited experience in designing equipment for the manufacture of our products. We intend to build out and qualify a commercial manufacturing facility in Tewksbury, Massachusetts and to demonstrate that we can produce AI-700 at a commercial manufacturing scale prior to our filing of a NDA for AI-700 and, subject to required regulatory approvals, we intend to manufacture AI-700 in this facility for commercial use. We can not assure you that we will be able to successfully manufacture our products in sufficient quantities for commercial sale, or obtain the necessary regulatory approvals for such commercial manufacture, at all or in a timely or economical manner. Our intention to manufacture AI-700 or other products exposes us to the following risks, any of which could delay or prevent the approval of our products by the FDA or corresponding state and foreign agencies, or the commercialization of our products, or result in higher costs or inability to meet demand for AI-700 leading to potential revenue loss, and any of which would have a material adverse impact on our business, financial condition and results of operations.

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  Manufacturers often encounter difficulties in achieving volume production, quality control and quality assurance. Accordingly, we might not be able to manufacture sufficient quantities of drugs to meet our clinical schedules or to commercialize our products.

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  Manufacturers are obliged to manufacture in highly controlled environments and to operate in accordance with FDA and international mandated current good manufacturing practices, or cGMPs. For our clinical trials we have relied on contract manufacturers for such facilities and cGMP compliance. In July 2004, we entered into a lease for a facility in Tewksbury, Massachusetts that we intend to convert into a commercial manufacturing facility for AI-700. Creation and qualification of a commercial manufacturing environment requires significant expertise and capital resources, including the development of advanced manufacturing techniques and process controls and is subject to local and state planning approvals. Manufacturers of pharmaceutical products often encounter difficulties in constructing and qualifying new manufacturing facilities and in production, especially in scaling-up initial production. A failure within this new facility to establish and follow cGMPs and to document adherence to such practices may lead to significant delays in the availability of material for our NDA filing or commercial production for AI-700 and may delay or prevent filing or approval of marketing applications for our products or the ability to continue to manufacture the products. Any such delays would further require us to continue to operate this facility and incur related costs.

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  Manufacture of our product candidates, in preparation for filing a NDA and for commercial production, will each initially require and rely on a single commercial manufacturing site, directly or through a contract manufacturer, without the backup of a second site that is qualified for commercial manufacture of the product. Qualification of another manufacturing site can be expensive and time consuming. Prior to using product from a new manufacturing site, we must demonstrate that the specifications for the product are consistent with the specifications for the product as it was manufactured at a prior qualified site or we must clinically or otherwise demonstrate that the safety and efficacy of the product produced in the new manufacturing site is consistent with the product as it was manufactured at the prior site. Demonstrating such consistency may be difficult, expensive or time consuming. In addition, before we would be able to produce product for commercial use at a new facility, it will have to undergo a pre-approval inspection by the FDA and corresponding state and foreign agencies. Once approved, drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state and foreign agencies to ensure strict compliance with cGMPs, other government regulations and corresponding foreign standards. Failure to maintain compliance with cGMP or with safety or environmental regulations could result in penalties, product recalls or restrictions on the use of the manufacturing site.

        Under the terms of our collaboration agreement with Nycomed, we are responsible for the commercial manufacture of AI-700 for marketing and sale by Nycomed in Europe. Failure to manufacture AI-700 in a timely manner or on an economic basis, or in sufficient quantities, could jeopardize our relationship with Nycomed. We do not currently have a European sales force, nor do we have experience with regard to the commercialization, marketing, sale or distribution of pharmaceutical products in Europe, and we rely entirely on Nycomed for this expertise. Any termination of our relationship with Nycomed would have a material adverse impact on our business, financial condition and results of operations.

If third-party manufacturers of our products fail to devote sufficient time and resources to our concerns, or if their performance is substandard, our clinical trials may be delayed and our costs may rise.

        We may rely substantially on third-party contract manufacturers to supply, store and distribute our potential products for our clinical trials and other development needs. Our reliance on these third-party manufacturers will expose us to the following risks, any of which could delay or prevent the completion of our clinical trials, the approval of our products by the FDA, or the commercialization of our products, result in higher costs, or deprive us of additional product candidates, and any of such effects would have a material adverse impact on our business, financial condition and results of operations.

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  Contract manufacturers often encounter difficulties in achieving volume production, quality control and quality assurance, as well as shortages of qualified personnel. Accordingly, a manufacturer might not be able to manufacture sufficient quantities of drugs to meet our clinical schedules.

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  Contract manufacturers are obliged to operate in accordance with FDA-mandated current good manufacturing practices, or cGMPs. A failure of these contract manufacturers to establish and follow cGMPs and to document their adherence to such practices may lead to significant delays in the availability of material for clinical study and may delay or prevent filing or approval of marketing applications for our products.

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  For each of our current product candidates we will initially rely on a single manufacturer. Changing these or future manufacturers may be difficult and the number of potential manufacturers is limited. Changing manufacturers may require re-validation of the manufacturing processes and procedures in accordance with FDA-mandated cGMPs. Such re-validation may be costly and time-consuming. It may be difficult or impossible for us to find replacement manufacturers on acceptable terms quickly, or at all.

  •
  Our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully. Our manufacturing levels, while important to us, can represent relatively small fractions of the overall business of most qualified contract manufactures. As a result, the contract manufactures may not provide us with the attention that we need or may be unwilling to adapt to necessary changes in our manufacturing requirements.

        Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state and foreign agencies to ensure strict compliance with cGMPs, other government regulations and corresponding foreign standards. While we are obligated to audit the performance of third party contractors, we do not have control over our third-party manufacturers' compliance with these regulations and standards. Failure by our third-party manufacturers or us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of the government to grant market approval of drugs, delays, suspension or withdrawal of approvals, seizures or recalls of product, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business.

We may not be able to manufacture our products in commercial quantities, which would prevent us from marketing our products.

        To date our product candidates have been manufactured in small quantities for pre-clinical and clinical trials. If any of these product candidates are approved by the FDA or foreign regulatory authorities for commercial sale, we will need to manufacture them in larger quantities. For AI-700, it is our intention to not seek regulatory approval until we have demonstrated that we can manufacture AI-700 at a larger batch scale than is being used for clinical trial materials. We cannot assure you that we will be able to successfully increase the manufacturing capacity or scale-up manufacturing volume per batch, whether on our own or in collaboration with third party manufacturers, for any of our product candidates in a timely or economic manner, or at all. Significant scale-up of manufacturing may require certain additional validation studies, which the FDA must review and approve. If we are unable to successfully increase the manufacturing capacity for a product candidate, the regulatory approval or commercial launch of that product candidate may be delayed or there may be a shortage in supply of that product candidate. Our product candidates require precise, high-quality manufacturing. Our failure to achieve and maintain these high manufacturing standards, including the incidence of manufacturing errors and reliable product packaging for diverse environmental conditions, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously hurt our business.

Materials necessary to manufacture our products may not be available, which may delay our development and commercialization activities.

        Only a few facilities manufacture some of the raw materials necessary to manufacture our products. For example, the manufacture of AI-850 will require bulk quantities of paclitaxel, a natural substance that is difficult to produce and is in limited supply. We currently have no supply agreements in place with any supply facility. If we need to purchase a raw material that is in limited supply for our clinical trials, or for commercial distribution if we obtain marketing approval of a product candidate, we cannot assure you that one or more suppliers would be able to sell us that raw material at the time we need it and on commercially reasonable terms. If we change suppliers for any of these materials or any of our suppliers experiences a shutdown or disruption in the facilities used to produce these materials, due to technical, regulatory or other problems, it could harm our ability to manufacture our products. Our inability to obtain required raw materials for any reason could substantially impair our development activities or the production, marketing and distribution of our products.

We have no experience selling, marketing or distributing our products and no internal capability to do so.

        If we receive regulatory approval to commence commercial sales of any of our products, we will face competition with respect to commercial sales, marketing and distribution. These are areas in which we have no experience. To market any of our products directly, we must develop a direct marketing and sales force with technical expertise and supporting distribution capability. Alternatively, we may engage a pharmaceutical or other healthcare company with an existing distribution system and direct sales force to assist us. There can be no assurance that we will successfully establish sales and distribution capabilities either on our own or in collaboration with third parties or gain market acceptance for our products. To the extent we have or will enter co-promotion or other licensing arrangements, any revenues we receive will depend on the efforts of third parties and there can be no assurance that our efforts will succeed.

We will establish collaborative relationships, and those relationships may expose us to a number of risks.

        We will rely on a number of significant collaborative relationships with pharmaceutical or other healthcare companies for our manufacturing, research funding, clinical development and/or sales and marketing performance. Reliance on collaborative relationships poses a number of risks, including the following:

  •
  we cannot effectively control whether our corporate partners will devote sufficient resources to our programs or product candidates;

  •
  disputes may arise in the future with respect to the ownership of rights to technology developed with collaborators;

  •
  disagreements with collaborators could delay or terminate the research and development, regulatory approval or commercialization of product candidates, or result in litigation or arbitration;

  •
  corporate partners may have considerable discretion in electing whether to pursue the development of any additional product candidates and may pursue technologies or products either on their own or in collaboration with our competitors; and

  •
  collaborators with marketing rights may choose to devote fewer resources to the marketing of our product candidates than they do to product candidates of their own development.

        For example, we established a joint venture with Elan Corporation, plc and affiliates in 2000. At the time, we anticipated that we would share the cost of pre-clinical and clinical trials for product candidates being developed by the joint venture with Elan. In 2002, for reasons beyond our control, Elan ceased funding the joint venture and the joint venture was terminated. In connection with the termination, we agreed to pay Elan a royalty if we commercialize the asthma product candidate that was being developed by the joint venture. Future development of product candidates will require that we provide all the funding for the cost of development and clinical trials or identify collaborators to share in the costs.

        In July 2004, we entered into a collaboration, license and supply agreement with Nycomed in which we granted Nycomed rights to develop and market AI-700 in Europe. There can be no assurance that the regulatory goals, sales targets and other objectives of this agreement will be achieved. Failure to achieve these goals, targets and objectives would result in our inability to receive license, milestone, royalty and other payments under this agreement, which would have a material adverse impact on our business, financial condition and results of operations including, under certain conditions, reduction of royalty rates, delays in regulatory approvals and product sales, penalties and termination of the agreement.

        Given these risks, our current and future collaborative efforts may not be successful. Failure of these efforts could delay our product development or impair commercialization of our products, and could have a material adverse effect on our business, financial condition and results of operations.

Competition in the pharmaceutical industry is intense, and if we fail to compete effectively our financial results will suffer.

        We engage in a business characterized by extensive research efforts, rapid developments and intense competition. We cannot assure you that our products will compete successfully or that research and development by others will not render our products obsolete or uneconomical. Our failure to compete effectively would materially adversely affect our business, financial condition and results of operations. We expect that successful competition will depend, among other things, on product efficacy, safety, reliability, availability, timing and scope of regulatory approval and price. Specifically, we expect important factors will include the relative speed with which we can develop products, complete the clinical, development and laboratory testing and regulatory approval processes and supply commercial quantities of the product to the market.

        We expect competition to increase as technological advances are made and commercial applications broaden. In commercializing our initial product candidates and any additional products we develop using our HDDS and PDDS technologies, we will face substantial competition from large pharmaceutical, biotechnology and other companies, universities and research institutions.

  •
  AI-700, our ultrasound contrast agent and lead product candidate, if approved for marketing and sale, will compete with nuclear stress tests, the current standard of care in myocardial perfusion imaging. Nuclear contrast agents that are approved for use in myocardial perfusion imaging include products marketed by Amersham, Bristol-Myers Squibb and Tyco International. In addition, Amersham, Bristol-Myers Squibb and Imcor have developed ultrasound contrast agents that have been approved by the FDA for resting wall motion studies, and in the future they may seek to broaden their products to include stress echo and myocardial perfusion assessment. Moreover, we are aware that other companies, such as Bracco, are developing ultrasound contrast agents for wall imaging and for radiology applications, and that Point Biomedical is developing an ultrasound contrast agent specifically for myocardial perfusion imaging. In March 2004, Point announced that it had recently completed two pivotal Phase III trials for this contrast agent and plans to file an NDA with the FDA later this year. Finally, some cardiologists may find it satisfactory to use stress echo without contrast for the detection of coronary heart disease.

  •
  AI-850, our reformulation of paclitaxel, if approved for marketing and sale, will also face intense competition from companies such as American Pharmaceutical Partners, NeoPharm and Sonus Pharmaceuticals, which are applying significant resources and expertise to developing reformulations of paclitaxel for intravenous delivery. Other companies, such as Cell Therapeutics, are developing new chemical entities that involve paclitaxel conjugated, or chemically bound, to another chemical.

  •
  AI-128, our sustained release formulation of an asthma drug, if approved for marketing and sale, will also face intense competition. Companies such as Alkermes possess technology that may be suitable for sustained release pulmonary drug delivery and may have competitive programs that have not been publicly announced or may decide to begin such programs in the future. In addition, large pharmaceutical companies that market FDA-approved asthma drugs may be developing sustained release versions of their asthma drugs that would compete with our product candidates.

        Relative to us, most of our competitors have substantially greater capital resources, research and development staffs, facilities and experience in conducting clinical trials and obtaining regulatory approvals, as well as in manufacturing and marketing pharmaceutical products. Many of our competitors may achieve product commercialization or patent protection earlier than we will. Furthermore, we believe that some of our competitors have used, and may continue to use, litigation to gain a competitive advantage. Finally, our competitors may use different technologies or approaches to the development of products similar to the products we are seeking to develop.

If we are unable to retain key personnel and hire additional qualified scientific, sales and marketing, and other personnel, we may not be able to successfully achieve our goals.

        We depend on the principal members of our scientific and management staff. The loss of these principal members' services might significantly delay or prevent the achievement of research,

development or business objectives and could materially adversely affect our business, financial condition and results of operations. We do not maintain key person life insurance on any of these principal members. We do not have employment contracts with any of these principal members.

        Our success depends, in large part, on our ability to attract and retain qualified scientific and management personnel such as these individuals. We face intense competition for such personnel and consultants. We cannot assure you that we will attract and retain qualified management and scientific personnel in the future.

        Further, we expect that our potential expansion into areas and activities requiring additional expertise, such as further clinical trials, governmental approvals, commercial manufacturing and marketing, will place additional requirements on our management, operational and financial resources. We expect these demands will require an increase in management and scientific personnel and the development of additional expertise by existing management personnel. The failure to attract and retain such personnel or to develop such expertise could materially adversely affect prospects for our success.

We expect to develop international operations that will expose us to additional business risks.

        In the future, we expect to develop operations outside the United States in order to market and distribute our products. Regardless of the extent to which we seek to develop these operations ourselves or in collaboration with others, we cannot be sure that our international efforts will be successful. Any expansion into international markets will require additional resources and management attention and will subject us to new business risks. These risks could lower the prices at which we can sell our products or otherwise have an adverse effect on our operating results. Among the risks we believe are most likely to affect any international operations are:

  •
  different regulatory requirements for approval of our product candidates;

  •
  dependence on local distributors;

  •
  longer payment cycles and problems in collecting accounts receivable;

  •
  adverse changes in trade and tax regulations;

  •
  the absence or significant lack of legal protection for intellectual property rights;

  •
  political and economic instability; and

  •
  currency risks.

Risks Relating to Our Industry

Even if we obtain marketing approval, our products will be subject to ongoing regulatory review.

        If regulatory approval of a product is granted, such approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly, post-marketing follow-up studies. As to products for which marketing approval is obtained, the manufacturer of the product and the manufacturing facilities will be subject to continual review and periodic inspections by the FDA and other regulatory authorities. In addition, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the product will remain subject to extensive regulatory requirements. The subsequent discovery of previously unknown problems with the product, manufacturer or facility may result in restrictions on the product or the manufacturer, including withdrawal of the product from the market. We may be slow to adapt, or we may never adapt, to changes in existing requirements or adoption of new requirements or policies.

        If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Market acceptance of our products will be limited if users of our products are unable to obtain adequate reimbursement from third-party payors.

        Government health administration authorities, private health insurers and other organizations generally provide reimbursement for products like our product candidates, and our commercial success will depend in part on these third-party payors agreeing to reimburse patients for the costs of our products. Even if we succeed in bringing any of our proposed products to market, we cannot assure you that third-party payors will consider our products cost-effective or provide reimbursement in whole or in part for their use.

        Significant uncertainty exists as to the reimbursement status of newly approved health care products. Each of our product candidates is intended to replace or alter existing therapies or procedures. These third-party payors may conclude that our products are less safe, effective or cost-effective than these existing therapies or procedures. Therefore, third-party payors may not approve our products for reimbursement.

        If third-party payors do not approve our products for reimbursement or fail to reimburse them adequately, sales will suffer as some physicians or their patients will opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payors make reimbursement available, these payors' reimbursement policies may adversely affect the ability of us and our potential collaborators to sell our products on a profitable basis.

        Moreover, the trend toward managed healthcare in the United States, the growth of organizations such as health maintenance organizations, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reduced demand for our products which could adversely affect our business, financial condition and results of operations.

        In addition, legislation and regulations affecting the pricing of pharmaceuticals may change in ways adverse to us before or after the FDA or other regulatory agencies approve any of our proposed products for marketing. While we cannot predict the likelihood of any of these legislative or regulatory proposals, if any government or regulatory agencies adopt these proposals they could materially adversely affect our business, financial condition and results of operations.

We may be required to defend lawsuits or pay damages in connection with the alleged or actual harm caused by our products or product candidates.

        We face an inherent business risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in harm to others. This risk exists in clinical trials as well as in commercial distribution. In addition, the pharmaceutical and biotechnology industries in general have been subject to significant medical malpractice litigation. We may incur significant liability if product liability or malpractice lawsuits against us are successful. Furthermore, product liability claims, regardless of their merits, could be costly and divert our management's attention from other business concerns, or adversely affect our reputation and the demand for our products. Although we maintain product liability insurance, we cannot be certain that this coverage will be adequate or that it will continue to be available to us on acceptable terms.

Rapid technological change could make our products obsolete.

        Pharmaceutical technologies have undergone rapid and significant change. We expect that pharmaceutical technologies will continue to develop rapidly. Our future will depend in large part on our ability to maintain a competitive position with respect to these technologies. Any compounds, products or processes that we develop may become obsolete before we recover any expenses incurred in connection with their development. Rapid technological change could make our products obsolete, which could materially adversely affect our business, financial condition and results of operations.

Our products involve the use of hazardous materials, and as a result we are exposed to potential liability claims and to costs associated with complying with laws regulating hazardous waste.

        Our research and development activities involve the use of hazardous materials, including chemicals and biological materials. We believe that our procedures for handling hazardous materials comply with federal and state regulations. However, there can be no assurance that accidental injury or contamination from these materials will not occur. In the event of an accident, we could be held liable for any damages, which could exceed our available financial resources. This liability could materially adversely affect our business, financial condition and results of operations.

        We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products, and we spent approximately $14,000 in the six months ended June 30, 2004 to dispose of these hazardous materials and waste products. We may be required to incur significant costs to comply with environmental laws and regulations in the future that could materially adversely affect our business, financial condition and results of operations.

Risks Related to Our Common Stock

We expect that our stock price will fluctuate significantly.

        We only recently completed our initial public offering. Prior to this offering, you could not buy or sell our common stock publicly. After this offering, the average daily trading volume for our common stock has been relatively low. An active public market for our common stock may not continue to develop or be sustained. The stock market, particularly in recent years, has experienced significant volatility particularly with respect to pharmaceutical and biotechnology stocks. The volatility of pharmaceutical and biotechnology stocks often does not relate to the operating performance of the companies represented by the stock. Factors that could cause this volatility in the market price of our common stock include:

  •
  announcements of the introduction of new products by us or our competitors;

  •
  market conditions in the pharmaceutical and biotechnology sectors;

  •
  rumors relating to us or our competitors;

  •
  litigation or public concern about the safety of our potential products;

  •
  our quarterly operating results;

  •
  deviations in our operating results from the estimates of securities analysts; and

  •
  FDA or international regulatory actions.

We may be the subject of securities class action litigation due to future stock price volatility.

        In the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

Future sales of common stock by our existing stockholders may cause our stock price to fall.

        The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. Upon the completion of our initial public offering on October 14, 2003, approximately 74% of our outstanding common stock was held by private investors, officers, employees and directors who acquired their shares prior to the initial public offering. Many of these shareholders, in connection with the initial public offering, were subject to lock-up agreements. Prohibitions on selling shares under these lock-up agreements expired on April 4, 2004.

Our directors and management will exercise significant control over our company.

        Our directors and executive officers and their affiliates collectively control approximately 9.8% of our outstanding common stock, excluding unexercised options and warrants. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

Provisions of Delaware law or our charter documents could delay or prevent an acquisition of us, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

        Provisions of Delaware law or our charter or by-laws could hamper a third party's acquisition of us, or discourage a third party from attempting to acquire control of us. Stockholders who wish to participate in these transactions may not have the opportunity to do so. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. Further, these provisions make it more difficult for stockholders to change the composition of our board of directors in any one year.

        These provisions include:

  •
  a provision allowing us to issue preferred stock with rights senior to those of the common stock without any further vote or action by the holders of the common stock;

  •
  the existence of a staggered board of directors in which there are three classes of directors serving staggered three-year terms, thus expanding the time required to change the composition of a majority of directors and potentially discouraging someone from making an acquisition proposal for us;

  •
  the by-laws' requirement that stockholders provide advance notice when nominating our directors;

  •
  the inability of stockholders to convene a stockholders' meeting without the chairperson of the board, the chief executive officer, the president or a majority of the board of directors first calling the meeting; and

  •
  the application of Delaware law prohibiting us from entering into a business combination with the beneficial owner of 15% or more of our outstanding voting stock for a period of three years after the 15% or greater owner first reached that level of stock ownership, unless we meet specified criteria.

We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

        We have paid no cash dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our businesses. In addition, the terms of any future debt or credit facility may preclude us from paying these dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

FORWARD-LOOKING INFORMATION

        This prospectus contains forward-looking statements. The forward-looking statements are principally contained in the sections entitled "Prospectus Summary," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to:

  •
  our plans to develop and market new products and the timing of these development programs, in particular the timing of clinical trials and regulatory milestones for AI-700;

  •
  our clinical development of product candidates, clinical trials and our ability to obtain and maintain regulatory approval for our product candidates;

  •
  our estimates regarding our capital requirements and our needs for additional financing;

  •
  our estimates of expenses and future revenues and profitability;

  •
  our estimates of the size of the potential markets for our product candidates;

  •
  our selection and licensing of product candidates;

  •
  our ability to attract collaborators with acceptable development, regulatory and commercialization expertise;

  •
  the benefits to be derived from corporate collaborations, license agreements and other collaborative efforts, including those relating to the development and commercialization of our product candidates;

  •
  sources of revenues and anticipated revenues, including contributions from corporate collaborations, license agreements and other collaborative efforts for the development and commercialization of products;

  •
  our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

  •
  the rate and degree of market acceptance of our product candidates;

  •
  the timing and amount of reimbursement for our product candidates;

  •
  the success of other competing therapies that may become available; and

  •
  the manufacturing capacity for our product candidates.

        In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expect," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "intends," "potential" and similar expression intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may change. We may not update these forward-looking statements, even though our situation may change in the future, unless we have obligations under the Federal securities laws to update and disclose material developments related to previously disclosed information. We qualify all of the information presented in this prospectus, and particularly our forward-looking statements, by these cautionary statements.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares by the selling stockholders. The selling stockholders will receive all of the proceeds from any sales of shares of common stock. However, if all of the warrants held by the selling stockholders are exercised for cash, we will receive proceeds of approximately $4,871,393. See "Selling Stockholders "and "Plan of Distribution" below. The principal purpose of this offering is to effect an orderly disposition of the selling stockholders' shares.

PRICE RANGE OF COMMON STOCK

        Our common stock has been traded on the Nasdaq National Market under the symbol "ACUS" since October 8, 2003. Prior to that time, there was no public market for the common stock. The following table sets forth the range of high and low closing sale prices for the common stock for each completed fiscal quarter since October 8, 2003.

	High	Low
Year ending December 31, 2004:
First quarter	$10.39	$8.35
Second quarter	$8.47	$5.73
Year ended December 31, 2003:
Fourth quarter (commencing with our first day of trading on October 8, 2003)	$14.03	$6.99

        On September 14, 2004, the last reported sale price of our common stock on The Nasdaq National Market was $6.33 per share. As of September 1, 2004, there were approximately 134 holders of record of the common stock, including multiple beneficial holders at depositories, banks and brokers included as a single holder in the single "street" name of each respective depository, bank or broker.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The statement of operations data for the years ended 1999 and 2000 and the balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated financial data as of June 30, 2004 and for the six months ended June 30, 2003 and 2004, have been derived from our unaudited financial statements included elsewhere in this prospectus. In the opinion of management, these unaudited financial statements have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of the results for these periods and as of such date. The selected consolidated financial data set forth below are not necessarily indicative of our future results of operations or financial performance.

	Year Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except per share data)
Statement of Operations Data:
Operating Expenses:
Research and development expense	$7,022	$9,978	$11,536	$13,545	$14,228	$6,248	$11,616
General and administrative expense	1,622	2,517	3,893	3,906	4,173	1,855	2,669
Stock-based compensation expense	5	16	1,076	2,195	1,307	712	459

Total operating expenses	8,649	12,511	16,505	19,646	19,708	8,815	14,744
Equity in loss of joint venture	—	(12,015)	(1,965)	(1,183)	—	—	—
Interest and other income (expense), net	(492)	97	193	(1,067)	(2,215)	(1,092)	200

Net loss	(9,141)	(24,429)	(18,277)	(21,896)	(21,923)	(9,907)	(14,544)
Accretion of dividends and offering costs on preferred stock	(2,604)	(4,218)	(6,249)	(6,666)	(5,948)	(3,235)	—

Net loss available to common stockholders	$(11,745)	$(28,647)	$(24,526)	$(28,562)	$(27,871)	$(13,142)	$(14,544)

Basic and diluted net loss per common share	$(27.24)	$(64.18)	$(50.81)	$(35.39)	$(6.66)	$(10.87)	$(1.02)

Basic and diluted weighted average common shares outstanding	432	446	483	807	4,188	1,209	14,298

	As of December 31,
						As of June 30, 2004
	1999	2000	2001	2002	2003
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$2,230	$25,275	$15,599	$7,992	$54,562	$38,817
Working capital	(1,498)	18,457	10,749	2,899	50,931	34,369
Total assets	5,104	29,092	24,457	13,367	58,924	45,852
Long-term debt, net of current portion	4,288	1,104	5,290	1,726	205	316
Redeemable convertible preferred stock	32,540	85,009	97,739	91,467	—	—
Total stockholders' deficit	(35,482)	(64,030)	(86,228)	(85,348)	54,375	40,338

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with our consolidated financial statements, the related notes and other financial information appearing elsewhere in this prospectus.

Overview

        We are a specialty pharmaceutical company that develops new drugs and improved formulations of existing drugs using our proprietary porous microparticle technology. We are focused on developing proprietary drugs that can offer significant benefits such as improved safety and efficacy, increased patient compliance, greater ease of use, expanded indications or reduced cost. Our three initial product candidates are designed to address large unmet clinical needs within cardiology, oncology and asthma. Our lead product candidate is a cardiovascular drug in Phase III clinical development for the detection of coronary heart disease, the leading cause of death in the United States.

        We created our three initial product candidates using technology that enables us to control the size and porosity of particles in a versatile manner, so we can customize the particles to address the delivery needs of a variety of drugs. We are focused on creating porous microparticles that are smaller than red blood cells. Some of these microparticles are nanoparticles which are smaller than 1 micron. Small microparticles are important for delivering drugs intravenously so that they can pass through the body's smallest blood vessels, for increasing the surface area of a drug so that the drug will dissolve more rapidly, and for delivering drugs to the lung via inhalation. Porosity is important for entrapping gases in microparticles, for controlling the release rate of the drug from a microparticle, and for targeting inhaled drugs to specific regions of the lung.

        We are a development stage company and have devoted substantially all of our efforts towards the research and development of our product candidates and raising capital. Since our inception, we have had no revenue from product sales and have funded our operations almost exclusively through the private and public placement of equity securities, equipment leases and debt financings. We have not been profitable and have incurred a cumulative net loss of $130.0 million from inception through June 30, 2004. We expect to emerge from the development stage, for financial statement purposes, in the third quarter of 2004 as a result of entering into a collaboration, license and supply agreement with Nycomed Danmark ApS.

        We expect to incur significant operating losses for the next several years. Research and development expenses relating to our product candidates will continue to increase. In particular, we expect to incur increased costs for Phase III clinical trials of AI-700. General and administrative costs will increase as we prepare for the commercialization of our product candidates and as we incur costs associated with operating as a newly public company. Manufacturing expenses, which are currently part of research and development expenses, will also increase as we prepare for the commercialization of our product candidates.

Financial Operations Overview

        Revenues.    We have not generated any operating revenues since our inception. In connection with our collaboration agreement with Nycomed, we expect to receive $12 million in license fees and development payments from July 2004 through June 2006. Further in the future, we will seek to generate revenues from a combination of product sales, up-front or milestone payments in connection with collaborative or strategic relationships, and royalties resulting from the license of our products and intellectual property and manufacturing revenues.

        Research and Development Expense.    Research and development expense consists of expenses incurred in developing and testing product candidates. These expenses consist primarily of salaries and related expenses for personnel, fees paid to professional service providers in conjunction with independently monitoring our clinical trials and acquiring and evaluating data in conjunction with our clinical trials, costs of contract manufacturing services, costs of materials used in clinical trials and research and development, depreciation of capital resources used to develop our products, costs of facilities and the legal costs of pursuing patent protection on select elements of our intellectual property. We expense research and development costs, including patent related costs, as incurred. We believe that significant investment in product development is a competitive necessity and plan to continue these investments in order to realize the potential of our product candidates and proprietary technologies. Development programs for later stage product candidates, such as AI-700, tend to cost more than earlier stage programs due to the length and the number of patients enrolled in clinical trials for later stage programs and due to costs of scaling production to commercial scale. From inception through June 30, 2004, we cumulatively spent $84.2 million on research and development. Additionally, from June 2000 through September 2002, we performed research and development through a joint venture, as discussed below.

        General and Administrative Expense.    General and administrative expense consists primarily of salaries and other related costs for personnel in executive, finance, accounting, information technology, business development and human resource functions. Other costs include facility costs not otherwise included in research and development expense and professional fees for legal and accounting services. From inception through June 30, 2004, we have cumulatively incurred $22.8 million in general and administrative expense.

        Stock-Based Compensation Expense.    Stock-based compensation expense, which is a non-cash charge, results principally from stock option grants to our employees at exercise prices deemed for accounting purposes to be below the fair market value of our stock on the date the stock options were granted ("fixed awards"). Prior to our initial public offering, which closed on October 14, 2003, we granted certain stock options for which the exercise prices were deemed for accounting purposes to be below the fair value of the underlying common stock resulting in our recording stock-based compensation expense associated with such grants. Stock-based compensation expense is also recorded for stock option grants to non-employees and for restricted stock grants provided to directors and advisors in lieu of cash compensation. Deferred compensation on fixed awards is amortized as a charge to operations over the vesting periods of the options and grants, subject to adjustment for forfeiture during the vesting period. As of June 30, 2004, we deferred $1.4 million in stock-based compensation and, from inception through June 30, 2004, recognized stock-based compensation expense of $5.1 million.

        Equity in Loss of Joint Venture.    In June 2000, we established in collaboration with Elan Corporation, plc and its affiliates a joint venture, Acusphere Newco, Ltd., a Bermuda corporation, to develop and commercialize pulmonary drug delivery product candidates. In September 2002, we reached an agreement with Elan terminating the joint venture in a cash-free transaction. Equity in loss of joint venture consists of our portion of the losses from Acusphere Newco, Ltd. from June 2000, when the joint venture was established, until September 2002, when the joint venture was terminated. During that period, we owned an 80.1% interest in the joint venture and Elan owned a 19.9% interest in the joint venture on a fully diluted basis. Elan had retained significant minority investor rights that prevented us from exercising full control over the joint venture. Accordingly, during the period from June 2000 to September 2002, we recorded net losses of the joint venture in accordance with our percentage ownership (80.1%) of such entity and reported such loss using the equity method of accounting. In connection with the termination of the joint venture we recorded a loss of $381,000 for an amount previously recorded as due from Elan. Including this amount, from inception through the date on which we terminated our joint venture with Elan, we cumulatively incurred $15.2 million in equity in loss of joint venture.

        Interest and Other Income (Expense).    Interest income consists of interest earned on our cash, and cash equivalents. Interest expense consists of interest incurred on equipment leases and on debt financings.

        Accretion of Dividends and Offering Costs on Convertible Preferred Stock.    Accretion of dividends and offering costs on convertible preferred stock primarily consists of dividends on convertible preferred stock. Prior to conversion of convertible preferred stock to common stock, which occurred on October 14, 2003 upon the completion of our initial public offering, our convertible preferred stock was entitled to accretion of dividends, the amount of which decreased the amount of stockholders' equity available to common stockholders and effectively increases the loss per share of common stock. After October 14, 2003, no existing convertible preferred stock is outstanding, and accordingly there will be no further accretion of dividends and offering costs on these shares. All preferred stock dividends which were accreted before October 14, 2003 were forfeited by the preferred stockholders on that date in connection with the conversion of these preferred shares to common stock.

Results of Operations

  Years Ended December 31, 2001, 2002 and 2003

        Research and Development Expense.    Research and development expense for the year ended December 31, 2003 was $14.2 million, compared to $13.5 million in 2002 and $11.5 million in 2001. The $684,000 increase in 2003 over 2002 represented an increase of 5% and the $2.0 million increase in 2002 over 2001 represented an increase of 17%.

        In 2003 compared to 2002, the higher research and development expense primarily resulted from costs associated with the start of our Phase III clinical program for AI-700, including increased costs associated with clinical site training and clinical site monitoring. In 2002 compared to 2001, our increased research and development expense primarily resulted from increased facility costs and increased pulmonary drug development costs, net of costs attributable to the Elan joint venture.

        The following table summarizes the primary components of our research and development expense for the years ended December 31, 2001, 2002 and 2003. Because of our ability to utilize resources across several projects, many of our research and development costs are not tied to any individual project and are allocated among multiple projects. We record direct costs on a project-by-project basis. We record indirect costs in aggregate in support of all research and development.

	Years Ended December 31,
	2001	2002	2003
	(In thousands)
AI-700	$5,209	$5,332	$8,560
AI-850 and AI-128	3,481	2,992	777
Other	98	1,490	1,305

Total direct costs	8,788	9,814	10,642
Facility costs	1,093	2,106	1,962
Depreciation	1,280	1,363	1,299
Patent costs	375	262	325

Total research and development expense	$11,536	$13,545	$14,228

        Research and development costs generally increase as programs progress from early stage clinical trials to late stage clinical trials. Our primary research and development programs are as follows:

  •
  Late Stage Clinical Development Program (AI-700).  Our lead product candidate, AI-700, is a cardiovascular drug for the detection of coronary heart disease. We incurred direct research and development expense for AI-700 in 2003 of $8.6 million, $5.3 million in 2002 and in 2001 of $5.2 million. Of these amounts, $1.7 million in 2003, $1.6 million in 2002 and $1.4 million in 2001 were incurred in connection with the production of clinical trial material by a third-party contract manufacturer. In 2003, we commenced clinical studies in our Phase III clinical program for AI-700, and we identified and began training additional clinical sites to be part of this Phase III clinical program. We anticipate that new clinical sites for this clinical trial, in both Europe and North America, will be trained and initiated during 2004. As clinical sites are initiated and increasing numbers of patients are enrolled in the Phase III clinical program, we anticipate incurring increased costs from professional service firms helping to support the clinical trial by providing services such as independent clinical monitoring, data acquisition and data evaluation. We also anticipate incurring increased costs related to hiring of additional research and development and clinical personnel. In addition, we anticipate incurring increased costs associated with production and distribution of clinical trial material, including production in 2004 of clinical trial material which meets our requirements for the pivotal trials of our Phase III clinical program, and with preparation for commercial production.

  •
  Early Stage Clinical Development Programs (AI-850 and AI-128).  Our initial clinical applications of our HDDS technology, AI-850, and our PDDS technology, AI-128, are in early stages of clinical development. We incurred direct research and development expense for AI-850 and AI-128 in 2003 of $777,000, $3.0 million in 2002 and in 2001 of $3.5 million. Of these amounts, $781,000 in 2002 and $231,000 in 2001 was incurred in connection with the production of clinical trial material by a third-party contract manufacturer. There were no contract manufacturing costs incurred in connection with these product development programs in 2003. These amounts exclude direct costs of $731,000 and $1.6 million incurred in 2002 and 2001 for pulmonary drug development through the Elan joint venture, which was terminated in September 2002. We completed our Phase I study of AI-850 in 2004 and our costs associated with these clinical programs will not increase until we are prepared to commence further pre-clinical and clinical testing using our own resources or through strategic collaborations.

  •
  Other.  Other direct research and development costs primarily consist of management and preclinical evaluation of other product candidates.

        Each of our research and development programs is subject to risks and uncertainties, including the requirement to seek regulatory approvals, which are outside of our control. For example, our clinical trials may be subject to delays or rejections based on our inability to enroll patients at the rate that we expect or our inability to produce clinical trial material in sufficient quantities and of sufficient quality to meet the schedule for our planned clinical trials. Moreover, the product candidates identified in these research and development programs, particularly our early stage programs, must overcome significant technological, manufacturing and marketing challenges before they can be successfully commercialized. As a result of these risks and uncertainties, we are unable to predict with any certainty the period in which material net cash inflows from such projects could be expected to commence or the completion date of these programs. Failure to commercialize these product candidates on a timely basis could have a material adverse affect on our business, financial condition and results of operations. We may seek to establish collaborative relationships to help us commercialize these product candidates, but there can be no assurance that we will be successful in doing so.

        General and Administrative Expense.    General and administrative expense for the year ended December 31, 2003 was $4.2 million, compared to $3.9 million for 2002 and $3.9 million in 2001. The $267,000 increase in 2003 over 2002 represented an increase of 7% while the activity from between 2002 and 2001 remained stable.

        In 2003 compared to 2002, the increase in general and administrative expense primarily resulted from hiring experienced personnel in both the finance and business development areas. This increase also includes legal and other support costs associated with operating as a public company.

        In 2002 compared to 2001, general and administrative expense included increased office rent costs of $239,000, increased payroll and benefit costs of $183,000 and increases in various other costs of lesser individual amounts. These increases were substantially offset by decreased legal, accounting and printing costs of $623,000.

        We anticipate some overall increase in general and administrative expense, including increases in costs for investor relations and other activities associated with operating as a publicly-traded company. These increases will also likely include the hiring of additional personnel. We intend to continue to incur various internal and external business development costs to support our various product development efforts, and certain of these expenses are likely to increase overall. However, until we are closer to substantially completing enrollment of the majority of patients required in the AI-700 Phase III clinical program, we do not anticipate incurring significantly increased costs to accelerate preparations for the commercial introduction of AI-700.

        Stock-Based Compensation Expense.    Stock-based compensation expense for the year ended December 31, 2003 was $1.3 million, compared to $2.2 million in 2002 and $1.1 million in 2001. The $888,000 decrease in 2003 over 2002 represented a decrease of 40% and the $1.1 million increase in 2002 over 2001 represented an increase of 104%. The variances between the years resulted principally from the timing of the expense of the deferred stock-based compensation for stock options granted in prior years.

        Equity in Loss of Joint Venture.    Our joint venture with Elan was terminated in September 2002. During the year ended December 31, 2002, we recognized a $1.2 million loss from our 80.1% equity share in the loss of the Elan joint venture. This amount related to research and development of pulmonary drug delivery product candidates and from the expense of an amount previously recorded as due from Elan. Research and development costs for pulmonary drug delivery product candidates in 2003 are included in research and development expense, as discussed above.

        Interest and Other Income (Expense).    Interest and other income (expense) for the year ended December 31, 2003 was $2.2 million of net expense, compared to $1.1 million of net expense in 2002 and $193,000 net interest income in 2001. The $1.1 million increase in net expense in 2003 over 2002 represented an increase of 108% and the $1.3 million increase in net expense in 2002 over 2001 represented an increase of 652%. During these periods, interest and other income (expense) consisted of the following:

	Year Ended December 31,
	2001	2002	2003
Interest income	$943,000	$224,000	$200,000
Other income (expense)	—	9,000	22,000
Interest expense	(750,000)	(1,300,000)	(2,437,000)

Total, net	$193,000	$(1,067,000)	$(2,215,000)

        The decrease in interest income for the year ended December 31,2003 compared to the year ended December 31, 2002 was primarily due to reduced yields on investments. The increase in interest expense for the year ended December 31, 2003 compared to the year ended December 31, 2002 was primarily due to $762,000 of costs incurred from the amortization of the discount recorded for accounting purposes on the warrants issued in connection with the 10% convertible promissory notes in April and June 2003 and to $984,000 of interest accrued on the 10% convertible promissory notes, partially offset by a decrease of $461,000 in interest paid on the subordinated loans payable and the decrease of $153,000 in amortization of the warrants issued in connection with the subordinated loans payable, due to the early repayment in 2003 of these subordinated loans payable.

        The decrease in interest income the year ended December 31, 2002 compared to the year ended December 31, 2001 resulted principally from reduced yields on investments resulting from lower average interest rates and to lower average fund balance available for investment. The increase in interest expense in 2002 compared to 2001 primarily resulted from the amortization of the fair value of warrants issued in September 2001 in connection with subordinated loans payable.

        Accretion of Dividends and Offering Costs on Convertible Preferred Stock.    Accretion of dividends and offering costs on convertible preferred stock was $5.9 million in 2003, $6.7 million in 2002 and $6.2 million in 2001. The $717,000 decrease in 2003 over 2002 represented a decrease of 11% and the $417,000 increase in 2002 over 2001 represented an increase of 7%.

        In 2003 compared to 2002, the decrease in accretion of dividends and offering costs resulted primarily from the conversion of convertible preferred stock into common stock in conjunction with the Company's initial public offering in October 2003. After October 14, 2003, no convertible preferred stock remains outstanding and, accordingly, there was no further accretion of dividends and offering costs on these shares after that date. In connection with the conversion of preferred stock to common stock, all previously accreted dividends on the convertible preferred stock were forfeited by the holders.

        In 2002 compared to 2001, the increase in accretion of dividends and offering costs reflected the increase in accretion of dividends on convertible preferred stock issued in June 2002, the Series J convertible preferred stock, and in June 2001, the Series I convertible preferred stock.

  Six Months Ended June 30, 2003 and 2004

        Research and Development Expense.    Research and development expense increased $5.4 million, or 86%, to $11.6 million in the six months ended June 30, 2004 from $6.2 million in the six months ended June 30, 2003. Research and development expense increased primarily due to increased activities in the AI-700 Phase III clinical program, including clinical site costs, data management costs, independent clinical monitoring costs and costs of manufacturing of clinical materials. The increase in research and development costs also includes costs associated with increasing full and part-time personnel.

        The following table summarizes the primary components of our research and development expense for the six months ended June 30, 2003 and 2004. Because of our ability to utilize resources across several projects, many of our research and development costs are not tied to any individual project and are allocated among multiple projects. We record direct costs on a project-by-project basis. We record indirect costs in aggregate in support of all research and development.

	Six Months Ended June 30,
	2003	2004
AI-700	$3,306	$8,133
AI-850 and AI-128	459	126
Other	570	817
Total direct costs	4,335	9,076
Facility costs and depreciation	1,776	2,123
Patent costs	137	417

Total research and development expense	$6,248	$11,616

Research and development costs generally increase as programs progress from early stage clinical trials to late stage clinical trials. Our primary research and development programs are as follows:

  •
  Late Stage Clinical Development Program (AI-700).  Our lead product candidate, AI-700, is a cardiovascular drug for the detection of coronary heart disease. We incurred direct research and development expense for AI-700 in the six months ended June 30, 2004 of $8.1 million compared to $3.3 million in the six months ended June 30, 2003. Of these amounts, $1.6 million for the six months ended June 30, 2004 and $494,000 for the six months ended June 30, 2003 were incurred in connection with the production of clinical trial material by a third-party contract manufacturer. In 2003, we commenced clinical studies in our Phase III clinical program for AI-700, and we identified and began training additional clinical sites to be part of this Phase III clinical program. We commenced the pivotal phase studies of our Phase III clinical program at select clinical sites in December 2003. As increasing numbers of patients are enrolled in the Phase III clinical program, we anticipate incurring increased costs from professional service firms helping to support the clinical trial by providing services such as independent clinical monitoring, data acquisition and data evaluation. We also anticipate incurring increased costs related to hiring of additional research and development and clinical personnel. In addition, we anticipate incurring increased costs associated with preparation for commercial production, including the build-out of our new commercial manufacturing space.

  •
  Early Stage Clinical Development Programs (AI-850 and AI-128).  Our initial clinical applications of our HDDS technology, AI-850, and our PDDS technology, AI-128, are in early stages of clinical development. We incurred direct research and development expense for AI-850 and AI-128 in the six months ended June 30, 2004 of $126,000 compared to $459,000 in the six months ended June 30, 2003. There were no contract manufacturing costs incurred in connection with these product development programs during the six months ended June 30, 2004 or for the six months ended June 30, 2003. During the six months ended June 30, 2004, we completed our Phase I clinical trials for AI-850. We anticipate that our costs associated with these clinical programs will not increase significantly until we are prepared to commence further pre-clinical and clinical testing using our own resources or through strategic collaborations.

  •
  Other.  Other direct research and development costs primarily consist of management and preclinical evaluation of other product candidates.

        Each of our research and development programs are subject to risks and uncertainties, including the requirement to seek regulatory approvals, which are outside of our control. For example, our clinical trials may be subject to delays or rejections based on our inability to enroll patients at the rate that we expect or our inability to produce clinical trial material in sufficient quantities and of sufficient quality to meet the schedule for our planned clinical trials. Moreover, the product candidates identified in these research and development programs, particularly our early stage programs, must overcome significant technological, manufacturing and marketing challenges before they can be successfully commercialized. As a result of these risks and uncertainties, we are unable to predict with any certainty the period in which material net cash inflows from such projects could be expected to commence or the completion date of these programs. Failure to commercialize these product candidates on a timely basis could have a material adverse affect on our business, financial condition and results of operations. We may seek to establish additional collaborative relationships to help us commercialize these product candidates, but there can be no assurance that we will be successful in doing so.

        General and Administrative Expense.    General and administrative expense increased $815,000, or 44%, to $2.7 million in the six months ended June 30, 2004 from $1.9 million in the six months ended June 30, 2003. The higher general and administrative expense incurred in the six months ended June 30, 2004 was principally due to the various costs of being a public company, including costs associated with investor relations, legal counsel, auditing and additional personnel. Also contributing to the higher expenses are increased activities in business development and marketing, including market research expenses.

        Stock-Based Compensation Expense.    Stock-based compensation expense decreased $253,000, or 36%, to $459,000 in the six months ended June 30, 2004 from $712,000 in the six months ended June 30, 2003. Stock-based compensation expense incurred in both periods resulted principally from the vesting of stock options granted in prior periods on which deferred compensation had previously been recorded and decreased as a result of certain prior year awards becoming fully vested in the current period.

        Equity in Loss of Joint Venture.    Our joint venture with Elan was terminated in September 2002. Research and development costs for pulmonary drug delivery product candidates in the six months ended June 30, 2004 and for the six months ended June 30, 2003 are included in research and development expense, as discussed above.

        Interest and Other Income (Expense).    Interest and other income (expense) increased $1.3 million, or 118%, to a net income of $200,000 in the six months ended June 30, 2004 from a net expense of $1.1 million in the six months ended June 30, 2003. During these periods, interest and other income (expense) consisted of the following:

	Six Months Ended June 30,
	2003	2004
Interest income	$69,000	$201,000
Other income (expense)	(121,000)	74,000
Interest expense	(1,040,000)	(75,000)

Total, net	$(1,092,000)	$200,000

        The increase in interest income in the six months ended June 30, 2004 compared to the six months ended June 30, 2003 was primarily due to higher average fund balances available for investment resulting from funds received from the initial public offering in October 2003. The decrease in interest expense in the six months ended June 30, 2004 compared to the six months ended June 30, 2003 was primarily due to interest costs associated with the bridge loans of $610,000, interest paid on the subordinated loans payable of $195,000 and amortization of the discount of $108,000 in the six months ended June 30, 2003 compared to zero in the six months ended June 30, 2004. The subordinated loans were paid off in June of 2003 and the bridge loans converted into common stock upon completion of the Company's Initial Public Offering on October 14, 2003. In addition to this, the interest expense on the lower capital lease balances has decreased $45,000 from the six months ended June 30, 2003 compared to the six months ended June 30, 2004.

        Accretion of Dividends and Offering Costs on Convertible Preferred Stock.    Accretion of dividends and offering costs on convertible preferred stock decreased $3.2 million, or 100%, to zero in the six months ended June 30, 2004 from $3.2 million in the six months ended June 30, 2003. The decrease was primarily due to the conversion of all outstanding preferred stock into common stock upon completion of the our initial public offering on October 14, 2003. All preferred stock dividends which were accreted before October 14, 2003 were forfeited by the preferred stockholders on that date in connection with the conversion of these preferred shares to common stock. After October 14, 2003, no existing convertible preferred stock is outstanding, and accordingly there will be no further accretion of dividends and offering costs on these shares.

Liquidity and Capital Resources

        Historically, we have financed our business through the issuance of equity securities, debt financings and equipment leases. Our liquidity requirements have arisen primarily from research and development expenditures, equipment expenditures and payments on outstanding indebtedness. As of June 30, 2004, we had cash and cash equivalents of $38.8 million. Since our inception in July 1993 through June 30, 2004, we have raised $161.6 million through the issuance of equity securities, including $47.6 million from our initial public offering in October 2003 and the $19.4 million in convertible promissory notes which converted to common stock upon the completion of our initial public offering. As of June 30, 2004 we owed $644,000 from capital leases, $415,000 from notes payable and had commitments totaling $21.0 million for rent under our facility leases, including the lease agreement signed in July 2004 for commercial manufacturing space in Tewksbury, Massachusetts.

        During the six months ended June 30, 2004, operating activities used $12.4 million of cash. Net cash used by operating activities during this period resulted primarily from a net loss of $14.5 million. This use of cash was partially offset by an increase in accrued expenses of $684,000, an increase in accounts payable of $312,000, non-cash charges for depreciation and amortization of $635,000 and non-cash charges for stock-based compensation expense of $459,000.

        During the six months ended June 30, 2004, investing activities used $3.4 million in cash. This use of cash was solely for purchases of equipment.

        During the six months ended June 30, 2004, financing activities provided $8,000 in cash. Net cash provided by financing activities during this period resulted primarily from entering in promissory notes under the equipment financing line, described below, of $424,000, proceeds from stock option exercises of $36,000 and proceeds from the sale of common stock through the Employee Stock Purchase Plan of $12,000. These proceeds were partially offset by payments on the capital leases and promissory notes of $465,000.

        In April 2004, we entered into an $8.0 million equipment financing line with an equipment financing company. Borrowings under this equipment line can be made against qualified purchases through March 2005, subject to the satisfaction of certain conditions, including an updated credit review, of the lender. Such borrowings are to be secured by the qualified purchases and repaid over 36 to 48 months, depending on the nature of the equipment financed. No warrants were granted in connection with this equipment line. The $8.0 million equipment line is structured as a loan agreement. However, we may elect to borrow up to $4.0 million of this amount in the form of a capital lease. The interest rate on this facility varies depending upon whether the borrowing is in the form of a loan or lease and whether the term is 36 months or 48 months. Such interest rates are fixed at the time of each borrowing under the equipment line with such rates adjusted between borrowings based on the U.S. Federal Reserve's Three Year and Four Year Treasury Constant Maturity Rates. The equipment line includes provisions to increase the line to $11.3 million upon the occurrence of certain defined events. As of June 30, 2004, we had approximately $7.6 million available for additional borrowings under this equipment line, subject to the satisfaction of certain conditions, including an updated credit review, of the lender. In August 2004, subsequent to the private financing completed by us in July 2004, the equipment financing line was increased to $11.3 million.

        In July 2004, we entered into a collaboration, license and supply agreement with Nycomed Danmark ApS (Nycomed) in which the Company granted Nycomed rights to develop and market AI-700 in Europe. As part of this agreement, in July 2004 Nycomed paid to us a $4.0 million license fee and the first of eight consecutive quarterly installments of $1.0 million each. Beginning in October 2004, Nycomed is required to pay to us the remaining seven consecutive quarterly installments of $1.0 million each. The agreement also provides for Nycomed to pay to us up to $58.0 million in milestone payments upon achievement of certain regulatory milestones and sales goals. Under the agreement, we will also be paid to manufacture AI-700 for Nycomed and are entitled to royalties on

Nycomed's sales of AI-700. We will pay a customary fee to our financial advisor in this transaction. The fee is comprised of cash and warrants with the total amount of such payments dependent upon the timing and magnitude of the amounts paid to us by Nycomed.

        In July 2004, we entered into a lease agreement for 58,000 square feet of commercial manufacturing space in Tewksbury, Massachusetts. This lease has a five year, nine month term with options to extend the lease for up to two additional five-year terms at predetermined rental rates. Initially, we will receive nine months of occupancy free of base rent, followed by base rent of approximately $400,000 for the next twelve months with scheduled annual rental rate increases thereafter. An initial security deposit of $1.0 million is required as part of the lease, subject to reduction if we make certain tenant improvements and upon the installation of equipment in the facility. In August 2004, we entered into a $2.0 million loan agreement with the Massachusetts Development Finance Agency, the economic development authority of the Commonwealth of Massachusetts, to help fund tenant improvements to the Tewksbury facility. Financing is available under this loan agreement upon completion by us of certain tenant improvements to the Tewksbury facility. The term of this facility, if utilized, is expected to coincide with the term of the Tewksbury lease.

        In July 2004, we entered into definitive purchase agreements with institutional and accredited investors for a $21.5 million private placement of up to 3,440,000 newly issued shares of common stock at a price of $6.25 per share and warrants to purchase up to an additional 688,000 shares of common stock at an exercise price of $8.50 per share. In August 2004, a partial closing of this private placement was consummated, resulting in aggregate gross proceeds to us of approximately $17.9 million and the issuance of 2,865,522 shares of common stock and warrants to purchase up to an additional 573,105 shares of common stock. A second and final closing of this private placement will occur subject to receiving shareholder approval in accordance with Nasdaq marketplace rules and customary closing conditions. The second closing is expected to occur later in 2004 and would result in aggregate gross proceeds to us of approximately $3.6 million and the issuance of 574,478 shares of common stock at a price of $6.25 per share and warrants to purchase up to an additional 114,895 shares of common stock at an exercise price of $8.50 per share.

        Net proceeds from the financing are expected to be used to further fund the development program for AI-700 and for working capital and general corporate purposes.

        We agreed to file this registration statement with the Securities and Exchange Commission covering the resale of the shares of common stock issued in the private placement and the shares of common stock issued upon exercise of the warrants.

        We believe, based on our operating plans, that our existing resources, including scheduled proceeds from Nycomed and from our $21.5 million private financing, will be sufficient to fund our planned operations, including increases in spending for our AI-700 Phase III clinical program, through 2005. However, over the next several months and years we may require significant additional funds to develop, conduct clinical trials, achieve regulatory approvals, build-out commercial manufacturing space and, subject to regulatory approval, commercially launch AI-700, our other product candidates under development and future product candidates. Our future capital requirements will depend on many factors, including the scope and progress made in our research and development activities and our clinical trials and the size and timing of creating expanded manufacturing capabilities. We may also need additional funds for possible future strategic acquisitions of businesses, products or technologies complementary to our business. We do not expect to generate significant revenues, other than possible license or milestone payments, from commercial sale of our products unless or until we or current or potential partners complete clinical trials for our products and receive marketing approval from the applicable regulatory authorities. If additional funds are required, we may raise such funds from time to time through public or private sales of equity or from borrowings. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could materially adversely impact our growth plans and our financial condition and results of operations. Additional equity financing may be dilutive to the holders of our common stock and debt financing, if available, may involve significant cash payment obligations and covenants that restrict our ability to operate our business.

Contractual Obligations

        The following table summarizes our contractual obligations as of June 30, 2004 and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

Payments Due by Period

	Total Obligations All Years	Remainder of 2004	2005 Through 2006	2007 Through 2008	2009 Through 2010	After 2010
	(In thousands)
Capital lease obligations (including interest)	$682	$467	$215	$—	$—	$—
Operating lease obligations	20,974	1,073	5,239	5,911	6,022	2,729
Notes payable (including interest)	489	57	272	160	—	—
Purchase orders for capital equipment	5,063	3,578	1,485	—	—	—

Total contractual cash obligations	$27,208	$5,175	$7,211	$6,071	$6,022	$2,729

        The operating lease obligations in the table above include the lease agreement for commercial manufacturing space in Tewksbury, Massachusetts that was entered into in July 2004.

        As of June 30, 2004, we have entered into purchase orders for capital equipment which total approximately $8.0 million. Against these purchase orders we have paid approximately $2.9 million in deposits. The table above reflects the remaining amounts due on these purchase orders.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an on-going basis, we evaluate our estimates and judgments, including those related to accrued expenses, fair valuation of stock related to stock-based compensation and income taxes. We based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

        Accrued Expenses.    As part of the process of preparing consolidated financial statements we are required to estimate accrued expenses. This process involves identifying services which have been performed on our behalf and estimating the level of service performed and the associated cost incurred for such service as of each balance sheet date in our consolidated financial statements. Examples of estimated expenses for which we accrue include professional service fees, such as lawyers and accountants, and contract service fees such as amounts paid to clinical monitors, data management organizations and investigators in conjunction with clinical trials, and fees paid to contract manufacturers in conjunction with the production of clinical materials. In connection with such service fees, our estimates are most affected by our understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify certain costs which have begun to be incurred or we under- or over-estimate the level of services performed or the costs of such services, our reported expenses for such period would be too low or too high. The date on which certain services commence, the level of services performed on or before a given date and the cost of such services are often judgmental. We make these judgments based upon the facts and circumstances known to us in accordance with generally accepted accounting principles.

        Stock-Based Compensation and Other Equity Instruments.    We have elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for our stock-based compensation plans, rather than the alternative fair value accounting method provided for under SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, we have not recorded stock-based compensation expense for stock options issued to employees in fixed amounts with exercise prices at least equal to the fair value of the underlying common stock on the date of grant. In the notes to our consolidated financial statements we provide pro forma disclosures in accordance with SFAS No. 123 and related pronouncements. We account for transactions in which services are received in exchange for equity instruments based on the fair value of such services received from non-employees or of the equity instruments issued, whichever is more reliably measured, in accordance with SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. We account for transactions in which we grant warrants in connection with the issuance of debt in accordance with APB 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. The two factors which most affect charges or credits to operations related to stock-based compensation are the fair value of the common stock underlying stock options for which stock-based compensation is recorded and the volatility of such fair value.

        Accounting for equity instruments granted or sold by us under APB No. 14, APB No. 25, SFAS No. 123 and EITF No. 96-18 requires fair value estimates of the equity instrument granted or sold. If our estimates of the fair value of these equity instruments are too high or too low, it would have the effect of overstating or understating expenses. When equity instruments are granted or sold in exchange for the receipt of goods or services and the value of those goods or services can be readily estimated, we use the value of such goods or services to determine the fair value of the equity instruments. When equity instruments are granted or sold in exchange for the receipt of goods or services and the value of those goods or services can not be readily estimated, as is true in connection with most stock options and warrants granted to employees or non-employees, we estimated the fair value of the equity instruments based upon consideration of factors which we deemed to be relevant at the time using cost, market and/or income approaches to such valuations. Because shares of our common stock were not publicly traded prior to our initial public offering in October 2003, market factors historically considered in valuing stock and stock option grants include comparative values of public companies discounted for the risk and limited liquidity provided for in the shares we are issuing, pricing of private sales of our convertible preferred stock, prior valuations of stock grants and the effect of events that have occurred between the time of such grants, economic trends, perspective provided by investment banks and the comparative rights and preferences of the security being granted compared to the rights and preferences of our other outstanding equity.

        Income Taxes.    As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. In addition, as of December 31, 2003, we had federal tax net operating loss carryforwards of $68.5 million, which expire through 2023. We also have research and development credit carryforwards of $2.6 million. We have recorded a valuation allowance to fully offset against these otherwise recognizable net deferred tax assets due to the uncertainty surrounding the timing of the realization of the tax benefit. In the event that we determine in the future that we will be able to realize all or a portion of its net deferred tax benefit, an adjustment to deferred tax valuation allowance would increase net income in the period in which such a determination is made. The Tax Reform Act of 1986 contains provisions that may limit the utilization of net operating loss carryforwards and credits available to be used in any given year in the event of significant changes in ownership interest, as defined.

Effects of Inflation

        Our assets are primarily monetary, consisting of cash, and cash equivalents. Because of their liquidity, these assets are not directly affected by inflation. We also believe that we have intangible assets in the value of our technology. In accordance with generally accepted accounting principles, we have not capitalized the value of this intellectual property on our consolidated balance sheet. Due to the nature of this intellectual property, we believe that these intangible assets are not affected by inflation. Because we intend to retain and continue to use our equipment, furniture and fixtures and leasehold improvements, we believe that the incremental inflation related to replacement costs of such items will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation and contract services, which could increase our level of expenses and the rate at which we use our resources.

Quantitative and Qualitative Disclosures about Market Risk

        We have not used derivative financial instruments for speculation or trading purposes. However, we are exposed to market risk related to changes in interest rates. Our current policy is to maintain an investment portfolio consisting mainly of U.S. money market and government-grade securities, directly or through managed funds, with maturities of one year or less. Our cash is deposited in and invested through highly rated financial institutions in North America. Our short-term investments are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels at June 30, 2004, we estimate that the fair value of our investment portfolio would decline by an immaterial amount. We currently have the ability to hold our fixed income investments until maturity, and therefore we do not expect our operating results or cash flows to be affected to any significant degree by the effect of a change in market interest rates on our investments.

BUSINESS

Overview

        We are a specialty pharmaceutical company that develops new drugs and improved formulations of existing drugs using our proprietary porous microparticle technology. We are focused on developing proprietary drugs that can offer significant benefits over existing drugs, including improved safety and efficacy, increased patient compliance, greater ease of use, expanded indications or reduced cost. Our three product candidates are designed to address large unmet clinical needs in the areas of cardiology, oncology and asthma. Our lead product candidate is an ultrasound contrast agent in Phase III clinical development for the detection of coronary heart disease, the leading cause of death in the United States.

        Our proprietary technology enables us to control the size and porosity of particles, including nanoparticles and microparticles, in a versatile manner, so that we can customize the particles to address the delivery needs of a variety of drugs. We have initially applied this technology in our research and development efforts in the following areas:

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  AI-700, Intravenous Delivery of Gas for Ultrasound Contrast.  We specifically designed AI-700 to assess myocardial perfusion, or blood flow in the heart muscle, a sensitive marker for coronary heart disease. AI-700 is an ultrasound contrast agent that enables stress echocardiography, or ultrasound of the heart, to obtain information on myocardial perfusion. Currently, there is no ultrasound contrast agent that is approved by the U.S. Food and Drug Administration, or FDA, to assess myocardial perfusion. We initiated the pivotal phase of this Phase III clinical program at selected sites in late 2003.

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  AI-850, First Clinical-Stage Product Candidate from our Hydrophobic Drug Delivery System, HDDS.  Hydrophobic drugs, which are drugs that do not dissolve well in water, are often difficult to formulate, especially for intravenous delivery. We have demonstrated that our Hydrophobic Drug Delivery System, or HDDS, improves the dissolution rate of a variety of hydrophobic drugs. Our first clinical application of HDDS is AI-850, which has completed Phase I clinical trials. AI-850 is an improved formulation of paclitaxel, the active ingredient in Taxol, a leading cancer drug.

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  AI-128, First Clinical-Stage Product Candidate from our Pulmonary Drug Delivery System, PDDS.  Most asthma drugs delivered via inhalation are immediate release formulations that must be inhaled multiple times per day, reducing patient compliance. We have completed a Phase I study for AI-128, a sustained release formulation of an FDA-approved asthma drug.

Our Porous Microparticle Technology

        Microparticles are useful in the delivery of a wide range of drugs. The suitability of microparticles for use in drug delivery depends on a variety of characteristics, including size and porosity. We created our three initial product candidates using technology that enables us to control the size and porosity of nanoparticles and microparticles in a versatile manner so that we can customize the particles to address the delivery needs of a variety of drugs. We are focused on creating porous particles that are smaller than red blood cells. These microparticles can be used to deliver gases or these microparticles and nanoparticles can be used to deliver drugs to patients through various routes of delivery. Small microparticles are important for delivering drugs intravenously so that they can pass safely through the body's smallest blood vessels, for increasing the surface area of a drug so that it will dissolve more rapidly, and for delivering drugs via inhalation. Porosity is important for entrapping gases in microparticles, for controlling the release rate of the drug from a microparticle, and for targeting inhaled drugs to specific regions of the lung. Our porous microparticle technology enables us to produce microparticles that are smaller than red blood cells, with a wide range of porosities. We have developed proprietary spray drying equipment and pore forming processes that enable us to produce these porous microparticles in a versatile manner.

        Using our proprietary technology:

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  We have produced small, porous microparticles containing gas, which are analogous in structure to honeycombs. Using these microparticles, we are developing AI-700, an ultrasound contrast agent for detection of coronary heart disease through the assessment of myocardial perfusion.

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  We have produced small microparticles with tiny pores throughout, which are analogous in structure to sponges. Using these microparticles, we are developing our HDDS technology, which may enable the dissolution of hydrophobic drugs in water.

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  We have produced small microparticles with large pores throughout, which are analogous in structure to whiffle balls. Using these microparticles, we are developing our PDDS technology, which may enable the delivery of drugs via the pulmonary route.

Our Strategy

        In the last thirty years, a large worldwide market has emerged based on technologies that improve the delivery of established drugs in novel, cost-effective ways by providing significant benefits, such as improved safety and efficacy, increased patient compliance, greater ease of use, expanded indications or reduced cost. Drug delivery technologies can improve the commercial prospects for existing drugs by introducing new formulations that offer new delivery methods that may be patented and thereby protected. Traditionally, drug delivery companies have earned royalties by applying their delivery technologies to create new formulations of existing drugs owned by others. Recently, some companies have begun developing new drugs by using their proprietary drug delivery technologies in combination with off-patent drugs. These companies are often referred to as specialty pharmaceutical companies.

        Our goal is to become a leading specialty pharmaceutical company that develops and commercializes new drugs and improved formulations of existing drugs using our porous microparticle technology. Our strategy to accomplish that goal includes the following:

        Advance Development of Our Lead Product Candidate, AI-700.    We are currently enrolling patients in a Phase III clinical trial program for our lead product candidate, AI-700, a cardiovascular drug for the detection of coronary heart disease.

        Focus on Proprietary Product Opportunities.    We intend to focus on proprietary product opportunities, where we own broad patent rights to the products. Due to our ownership interest in these product candidates and technology, we believe we would be able to negotiate corporate collaborations from a stronger position than service-oriented companies that develop drug delivery technologies for patented drugs owned by pharmaceutical or biotechnology companies. We may retain the sales and marketing rights to our proprietary products in specialty markets that we can readily address. For instance, our lead product candidate, AI-700, will initially be used by a subset of cardiologists, called echocardiologists, who are generally hospital-based. We believe echocardiologists can be reached by a relatively small sales force of approximately 60 to 100 people in the United States. Therefore, we believe AI-700 may be an attractive candidate for us to market and sell directly in the United States. We intend to pursue strategic partnering opportunities to market and sell AI-700 outside of the United States.

        Apply Our Proprietary Technology as Delivery Systems for Patented Drugs.    We believe that our porous microparticle technology can be applied to a wide variety of FDA-approved and development stage drugs, as well as patented and off-patent drugs. Many patented drugs owned by large pharmaceutical companies are hydrophobic or delivered by inhalation. These drugs could benefit from our HDDS and PDDS technologies. We plan to seek collaborations with companies that have patented drugs that could benefit from the most compelling capabilities of our technologies. By focusing on drugs where the advantages of our technologies are most compelling, we believe we will be in an attractive position when negotiating the terms of these collaborations.

        Focus on Large Markets Where Our Product Candidates Can Address Significant Unmet Clinical Needs.    We are focused on developing proprietary drugs for large markets within cardiology, oncology and asthma where we believe our porous microparticle technology can provide compelling clinical advantages over current approaches. For example, we believe our lead product candidate, AI-700, will provide a low cost and convenient alternative for the detection of coronary heart disease with respect to this initially targeted indication. We believe the potential market opportunity for AI-700 is approximately $1.9 billion in the United States and larger worldwide.

Product Development Programs

        Our proprietary porous microparticle technology has been used to create product candidates that may address large unmet clinical needs within cardiology, oncology and asthma.

AI-700, Intravenous Delivery of Gas for Ultrasound Contrast

        Broad Applications for Ultrasound Contrast.    We have developed an intravenous delivery system for gas that has the potential to expand the usefulness of ultrasound in the detection of coronary heart disease. Ultrasound is one of the least expensive and most frequently used imaging techniques that permit physicians to view the inside of the body. However, ultrasound is the only frequently used imaging technique without a commercially significant contrast agent. As a result, the clarity of ultrasound is often inadequate for a definitive assessment of medical conditions. A contrast agent that could provide more detail and clarity and thereby improve the diagnostic image produced could expand the usefulness of ultrasound. Gases are attractive contrast agents for ultrasound because they reflect ultrasound waves more efficiently than blood or body tissues, enabling their detection by the ultrasound machine. Gas injected intravenously can potentially act as a tracer of abnormal blood flow, which is associated with many life-threatening diseases such as coronary heart disease. However, gas rapidly dissolves in blood thereby losing its effectiveness. As a result, microparticles that can entrap the gas and be administered intravenously are necessary in order to develop an ultrasound contrast agent with broad applications.

        Coronary Heart Disease Market.    According to the American Heart Association, or AHA, almost 13.0 million people in the United States suffer from coronary heart disease, the leading cause of death in the United States. Coronary heart disease is characterized by the accumulation of plaque, which narrows coronary arteries and reduces blood flow in the heart muscle. The AHA projects that in 2003, approximately $61.0 billion was to be spent on direct medical expenses for coronary heart disease in the United States. Early detection of coronary heart disease can reduce treatment costs, increase patient survival and improve quality of life.

        The definitive method for the detection of coronary heart disease is coronary angiography, an expensive and invasive procedure impractical for use as a routine screening tool. Two of the most common methods for coronary heart disease screening are nuclear stress imaging and stress echocardiography, which is ultrasound of the heart. We estimate that 9.5 million of these screening procedures were performed collectively in the United States in 2002. We believe that a contrast agent that enables the assessment of blood flow in the heart muscle, or myocardial perfusion, with ultrasound could replace each of these screening procedures. We believe that an ultrasound contrast agent capable of myocardial perfusion assessment could be priced at $100 per vial, based on an assumption of one patient dose per vial. In myocardial perfusion assessment we anticipate two vials will be used per procedure, one at stress and one at rest. Assuming all of these procedures were performed using ultrasound with an effective contrast agent at a price of $200 per procedure, we estimate the potential U.S. ultrasound contrast market for the cardiac indication of A1-700 to be approximately $1.9 billion.

        Current Practice for Coronary Heart Disease Screening.    Nuclear stress tests assess myocardial perfusion, or blood flow in the heart muscle. Nuclear stress tests involve the intravenous injection of a radioactive compound, followed by scans of the heart using a special camera while the patient is at rest and under stressed conditions. These tests typically take about five hours to complete, cost approximately $935 per procedure, and due to significant capital equipment costs and complex regulatory requirements associated with the use of radioactive materials, are not available in many hospital or physician office settings. We estimate that 7.0 million nuclear stress tests were conducted in the United States in 2002.

        Stress echocardiography, or stress echo, assesses the motion of the heart wall. Advanced coronary heart disease typically results in abnormal blood flow in the heart muscle, which in turn causes abnormal wall motion that can be detected by the ultrasound machine used in stress echo. Although myocardial perfusion information from nuclear stress tests provides the most direct information about blood flow in the heart muscle, stress echo provides dynamic, real-time information about regional heart function. This additional information, along with the greater availability of ultrasound over nuclear equipment, results in the use of stress echo as a screening method in many hospital and physician office settings. Stress echo involves the use of high-frequency sound waves that are bounced off of the heart wall while the patient is at rest and under stressed conditions. We estimate that 2.5 million stress echo procedures were conducted in the United States in 2002. However, stress echo is often inadequate for a definitive assessment of coronary heart disease. For instance, the motion of the heart wall can be difficult to see under stress conditions, particularly in obese patients. In addition, stress echo without use of a contrast agent cannot detect myocardial perfusion.

        There is no ultrasound contrast agent approved by the FDA for use in stress echo or myocardial perfusion imaging. Ultrasound contrast agents have been approved by the FDA for left ventricular opacification, referred to as a resting wall motion study, which is a procedure for looking at the heart wall and chambers while the patient is at rest. However, we believe that this indication has limited clinical utility because ultrasound is usually capable of assessing resting wall motion without a contrast agent. We estimate that less than 20% of all resting echocardiograms require a contrast agent for resting wall motion assessment.

        Our Solution, AI-700, a Synthetic Polymer Microparticle.    Using our porous microparticle technology, we specifically designed AI-700 for myocardial perfusion assessment. Currently in Phase III clinical trials, AI-700 is an ultrasound contrast agent that is being developed to enable stress echo to provide information on myocardial perfusion in addition to wall motion. Based on the results of our Phase II clinical trials, we believe that stress echo with AI-700 has the potential to provide information comparable to the nuclear stress tests, while retaining the advantages of ultrasound.

        We believe we have overcome many of the limitations of other ultrasound contrast agents by developing an intravenous gas delivery system made from a synthetic polymer. All of the ultrasound contrast agents currently approved by the FDA for resting wall motion assessment deliver gas intravenously in fragile systems made from natural materials. When exposed to the power of the ultrasound beam during the imaging procedure, these natural materials are so fragile they rupture and release the gas into the blood where it dissolves, thereafter rendering these contrast agents ineffective. Moreover, some ultrasound contrast agents encapsulate nitrogen, which dissolves quickly in water. Such contrast agents have a very short duration of enhancement because the nitrogen is quickly pushed out of the microbubble and displaced with water. Ultrasound contrast agents made from natural materials or containing nitrogen have only been approved by the FDA for resting wall motion assessment and we believe they are difficult to use in myocardial perfusion imaging, which is more technically demanding.

        Unlike the natural materials used in FDA-approved ultrasound contrast agents, the synthetic polymers used in AI-700 do not break during the imaging procedure. In addition, perfluorocarbon gases are less soluble in water and therefore have the propensity to stay inside the microparticle. As a result, we can deliver a higher concentration of gas to the myocardium over a longer period of time, thereby enabling AI-700 to target the broader application of myocardial perfusion assessment. AI-700 is a dry powder consisting of small, porous microparticles filled with a perfluorocarbon gas. These microparticles are made of a synthetic biodegradable polymer, called poly (D, L-lactide co-glycolide), or PLGA, that has been used in other drug delivery systems approved by the FDA. The composition and structure of the microparticle, which contains a phospholipid, and the properties of the perfluorocarbon gases slow the rate at which the gas dissolves and prevent the microparticles from being quickly broken down inside the body. These microparticles are suspended in sterile water and injected into the body by a single intravenous injection prior to ultrasound imaging. AI-700 was designed to be easy to use with commercially available ultrasound equipment and established imaging techniques.

Potential Benefits of Stress Echo with AI-700 vs. Nuclear Stress Tests

        Stress echo with AI-700 has the potential to significantly reduce the time, cost and resources needed in the assessment of myocardial perfusion.

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  Less Expensive. We estimate that the cost of performing an ultrasound imaging procedure using our AI-700 contrast agent will be approximately $400 per procedure, representing costs of $200 for the contrast agent and $200 for administering the procedure. Nuclear stress tests typically cost approximately $935 per procedure. Nuclear stress tests are relatively more expensive because the equipment is large and costly and patient throughput is low. Ultrasound equipment is much smaller and generally half the cost of nuclear equipment used for the detection of coronary heart disease.

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  Less Time Consuming.  Nuclear stress tests typically take five hours, while ultrasound procedures typically take 30 minutes.

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  Greater Availability.  Due to the technical complexity, high cost and the regulatory requirements associated with the use of radioactive materials, nuclear stress tests are not available in all hospitals, cardiology practices and emergency departments. In the United States, ultrasound equipment is widely available in all of these settings.

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  More Information.  Stress echo with AI-700 has the potential to provide information on both myocardial perfusion and wall motion, whereas nuclear stress tests typically provide information only on myocardial perfusion.

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  No Radioactivity.  AI-700 is made from a synthetic polymer that does not require special licensing, has at least a two-year shelf life, and is convenient to use and store. Nuclear stress tests use radioactive materials that create additional costs due to preparation, storage and disposal requirements.

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  Expanded Opportunity for Cardiologists.  We believe that many cardiologists will prefer ultrasound with AI-700 over nuclear stress tests because it may allow them to remain in closer contact with their patients. To assess myocardial perfusion with nuclear stress tests, many patients are referred by cardiologists to the radiology department, which is usually a different profit and care center within the hospital.

Potential Benefits of Stress Echo with AI-700 vs. Stress Echo without Contrast

        Stress echo with AI-700 has the potential to provide broader information for cardiological evaluation.

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  More Information.  Stress echo with AI-700 has the potential to provide information on both myocardial perfusion and wall motion, whereas stress echo without contrast provides information only on wall motion.

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  Potential for Increased Sensitivity with Perfusion.  Cardiologists seek to identify coronary heart disease early in the disease progression in order to minimize the risk of heart attack. In early coronary heart disease, the coronary artery is only partially blocked, so there may be little or no wall motion abnormality, but there could be a perfusion abnormality. The potential for increased sensitivity has contributed to the popularity of nuclear stress tests. We estimate that in 2002, 7.0 million nuclear stress tests were performed versus 2.5 million stress echo tests without contrast. We believe that an ultrasound contrast agent capable of myocardial perfusion imaging would enable stress echo to compete more effectively with nuclear stress testing.

        Clinical Results.    We enrolled over 200 human subjects in our Phase I and Phase II clinical trials for AI-700. Our Phase I clinical trials evaluated the safety and feasibility of myocardial perfusion imaging with AI-700. Our Phase II clinical trials evaluated the preliminary safety and efficacy of AI-700 enhanced ultrasound imaging. In our Phase II clinical trials, efficacy was measured by comparing the results obtained from myocardial perfusion assessment using AI-700 enhanced ultrasound with those obtained using nuclear stress tests. Our Phase I and Phase II clinical trials were conducted in the U.S. under an Investigational New Drug Application, or IND, with the FDA. The results of our Phase II trials are summarized below. We have filed these results and our protocol for our Phase III trials with the FDA. We initiated our Phase III program in early 2003. We initiated the pivotal phase of our Phase III program at selected sites in late 2003.

        The "20" Trial.    Our objectives in the "20" trial were to evaluate the safety of AI-700 in subjects with known coronary heart disease and to determine the optimal imaging procedures for myocardial perfusion assessment using AI-700 enhanced echocardiography. The study included 53 subjects, was conducted by echocardiologists and utilized a variety of commercially available equipment platforms. Subjects enrolled in the "20" trial received a single injection of AI-700 at a variety of doses and were imaged under resting conditions only. The primary efficacy endpoint was agreement between echocardiography with AI-700 and nuclear stress. Agreement was defined as the percentage of subjects who received the same diagnosis using AI-700 enhanced echocardiography as with nuclear stress tests. At the optimal imaging conditions identified during the trial, we met the primary endpoint of this trial.

        The "21" Trial.    Our objectives in the "21" trial were to evaluate the safety and diagnostic efficacy of AI-700 in patients with suspected or confirmed coronary heart disease as well as in healthy subjects. The study included 122 subjects, was conducted by echocardiologists and utilized a variety of commercially available ultrasound equipment platforms and imaging techniques. A variety of doses of AI-700 were evaluated in the trial. Patients enrolled in the "21" trial received two injections of AI-700, one under resting conditions and the other under stressed conditions. All patients received a nuclear stress test and either a stress echo with AI-700 or a stress echo without contrast. The primary efficacy analysis was based on the ability of independent echocardiologists, blinded to all other information, to detect myocardial defects when comparing stress echo images to nuclear stress. In the "21" trial we met the primary efficacy endpoints, which were sensitivity, or the ability to detect disease, and specificity, or the ability to determine the absence of disease.

        Efficacy data.    Comparison of stress echo with AI-700 and nuclear stress for subjects in our Phase II trials indicated the following:

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  Stress echo with AI-700 versus stress echo without contrast. Stress echo with both low and high doses of AI-700 resulted in a 30% or greater increase in sensitivity compared to stress echo without contrast, and demonstrated a higher level of agreement with nuclear stress tests versus stress echo without contrast.

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  Stress echo with AI-700 versus the nuclear stress test.  Stress echo with both low and high doses of AI-700 agreed with nuclear stress tests in more than three-quarters of all patients.

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  Stress echo with AI-700 versus coronary angiography.  Nuclear imaging does not always result in a correct diagnosis of coronary heart disease. The generally agreed gold standard for the diagnosis of coronary heart disease is coronary angiography. In a retrospective exploratory analysis of those patients that underwent coronary angiography, stress echo with AI-700 had the same sensitivity as nuclear stress tests when compared to coronary angiography.

        Safety Data.    None of the subjects in our Phase I and II clinical trials have had serious adverse experiences after the administration of AI-700. The majority of the adverse experiences observed after administration of AI-700 have been mild in intensity and of short duration.

        The Phase III Program: Detection of Coronary Disease in Patients Being Evaluated for Ischemic Heart Disease.    Our Phase III program for AI-700 commenced in 2003 under a U.S. Investigational New Drug application ("IND") and in compliance with applicable European regulatory requirements. The Phase III clinical plan provides for a two-part program consisting of a pilot phase, which is designed to qualify and train new investigators, and two multi-center pivotal trials each for approximately 300 patients with suspected coronary heart disease. The Phase III pilot and pivotal phase studies are currently taking place at clinical sites in North America and Europe with data from the trials intended for submission to U.S., European and potentially other regulatory authorities. Safety will continue to be tested and evaluated during our Phase III program. The endpoints for the trial are sensitivity and specificity in comparison to nuclear stress testing, angiography or clinical outcome. For the Phase III trials, the primary efficacy endpoints relative to nuclear stress tests and angiography are set at thresholds that are the same or lower than those already achieved in our Phase II trial results. Although we are targeting these clinical endpoints in our Phase III trials, we cannot assure you that we will successfully achieve results that meet or exceed these clinical endpoints.

        Future Indications.    Since AI-700 circulates in the blood and acts as a tracer of blood flow, we believe it has the potential to assist in the assessment of a wide variety of diseases in addition to coronary heart disease. Abnormal blood flow is associated with several life threatening diseases including various forms of cancer, renal artery stenosis and deep vein thrombosis. These diseases often cannot be adequately assessed with ultrasound imaging without contrast, and as a result radiologists currently detect these diseases with more expensive imaging techniques, such as computerized tomography, angiography, nuclear medicine and venography. Ultrasound imaging using AI-700 may offer a cost-effective alternative to these expensive techniques.

  Products from Our Hydrophobic Drug Delivery System, or HDDS

        Broad Applications for the Delivery of Hydrophobic Drugs.    We have developed a proprietary formulation technology called HDDS that converts drugs that do not dissolve well in water, or hydrophobic drugs, into microparticles or nanoparticles of the drugs embedded in small microparticles such that the drugs can rapidly dissolve in water. Formulation of hydrophobic drugs is often challenging. Since the human body is primarily composed of water, hydrophobic drugs do not dissolve well in the body, which can limit the effectiveness of these drugs. Many promising drugs never make it to market because they are difficult to dissolve. Drug programs are often abandoned after significant investment because suitable formulations for these insoluble drugs are elusive. Many hydrophobic drugs that do make it to market have less than ideal formulations. Developing intravenous formulations of hydrophobic drugs is particularly challenging. Possessing intravenous formulations of drugs can open new markets for drugs like antibiotics that could often be initially prescribed in a hospital setting. In addition, intravenous formulations can expand the market for the oral dosage formulation because physicians typically prefer to discharge patients on the oral formulation of the intravenous formulation administered to the patient in the hospital.

        Market for Hydrophobic Drug Delivery.    We believe that FDA-approved hydrophobic pharmaceuticals generated $108 billion in revenues in 2000 and constituted up to 40% of all drugs in development. Taxol, a leading cancer drug with worldwide revenues of $934 million in 2003, is an example of a hydrophobic drug with a less than ideal formulation.

        Current Practice.    Many hydrophobic drugs are comprised of particles that are relatively large and therefore have a limited surface area available for interaction with water. These hydrophobic drugs are often formulated in less than ideal ways in order to make them dissolve. It is possible to increase the dissolution rate of hydrophobic drugs by increasing their aggregate surface area. To accomplish this, many pharmaceutical companies use a process, called micronization, which entails grinding hydrophobic drugs into smaller microparticles. However, the drug particles produced by micronization are often still not small enough to adequately improve dissolution, or to be administered intravenously. Alternatively, oils like Cremophor are used to dissolve the drugs. However, these oils are often not well tolerated and can require prolonged infusion rather than rapid injections. In addition, some hydrophobic drugs can be formulated into soft gelatin capsules, but these are only suitable for oral administration and encapsulate only a small volume of drug, requiring the administration of many capsules. Sometimes development of these drugs must be terminated because no suitable formulation can be found.

        Our Solution: Rapidly Dissolving Sponge-Like Particles.    We have demonstrated that our HDDS technology improves the dissolution rate of a variety of hydrophobic drugs. HDDS has achieved up to 30-fold increases in the dissolution rate of a variety of hydrophobic drugs. HDDS has produced drug formulations that are well-tolerated in pre-clinical studies and we believe would be suitable for all routes of administration, without resorting to the use of unsafe or unproven additives to formulate the drug.

        AI-850, Human Proof of HDDS Concept.    AI-850, our initial product candidate utilizing our HDDS technology, is a readily dissolving formulation of the hydrophobic drug, paclitaxel, the active ingredient in the cancer drug, Taxol. To dissolve paclitaxel, Taxol contains Cremophor, which is believed to cause severe hypersensitivity reactions, such as an extreme allergic reaction called anaphylaxis. Therefore, Taxol is typically administered using pre-medications and by long infusions to patients with cancer. By putting paclitaxel into our sponge-like microparticles, we have created a paclitaxel formulation that is free of Cremophor.

        Product Development Status.    Our Phase I human safety study of AI-850 was completed during 2004. The primary goal of the study was to provide human proof-of-concept that our Hydrophobic Drug Delivery System (HDDS™) is capable of intravenously delivering hydrophobic drugs without the need for co-solvents that are inconvenient to administer and are associated with undesirable side effects. The primary objective of this trial was to determine the maximum tolerated dose ("MTD") of AI-850. In the dose escalation study, 22 patients with solid tumors (taxane naïve patients and patients who previously had received taxane therapy) were treated with AI-850 without standard taxane pre-medications. Infusions of AI-850 were delivered in less than 30 minutes at all doses, which is significantly shorter that the three-hour infusion typically required by Taxol. The MTD of AI-850 for patients with extensive prior taxane therapy was 205 mg/m2, which is higher than the Taxol dose of 175 mg/m2 typically used to treat taxane naïve patients with metastatic breast cancer. It is our current plan to seek strategic collaborators for AI-850 before commencing additional clinical testing of this product candidate.

        Future Hydrophobic Drug Delivery Product Candidates.    In addition to the human data generated in the AI-850 Phase I trial, we have demonstrated that our HDDS technology improves the dissolution rate of a variety of orally administered, intravenously administered and inhaled hydrophobic drugs, including COX-2 inhibitors, taxanes, calcium channel blockers and anti-fungals. We will seek opportunities to work with other companies on improving their patented hydrophobic drugs and product candidates. In 2003, in conjunction with a large pharmaceutical company, we initiated a feasibility study for the potential application of our HDDS technology in order to create an intravenous formulation of a patented drug approved by the FDA for oral administration. An intravenous formulation of this drug may enable the drug to address a new indication for a life-threatening disease that is treated in the hospital setting. If the feasibility study is successful, we anticipate that we will enter into a research and development agreement with this pharmaceutical company. In addition, we will evaluate the feasibility of developing, on our own or in collaboration with others, improved formulations of off-patent hydrophobic drugs.

  Products from Our Pulmonary Drug Delivery System, or PDDS

        Broad Applications for Sustained Release in the Lung.    A sustained release delivery system for drugs delivered locally to the lung would be desirable for the treatment of respiratory disease. Relative to systemic drug delivery via the oral or injectable route, local delivery of respiratory drugs via the pulmonary route requires smaller doses of the drug and minimizes systemic toxicity because it can be delivered directly to the site of the disease. Moreover, sustained release of respiratory drugs may offer significant clinical benefit to millions of respiratory patients, including a growing percentage of pediatric patients, by allowing them to take treatments for such diseases as asthma less frequently, and to receive more prolonged and steadier relief. We believe sustained delivery of drugs to the lung also offers the potential for improved safety, by moderating the drug peaks and troughs of immediate release drugs, which can cause added toxicity or reduced efficacy. Our initial development efforts have focused on developing sustained release formulations of asthma drugs.

        Respiratory Market.    The worldwide 2002 market for inhaled respiratory drugs was $8.0 billion. We believe the delivery of long-acting drugs to the lungs represents a significant medical opportunity. We are not aware of any other sustained release respiratory drug that has been approved or is in clinical trials. We are developing AI-128, an improved formulation of an approved asthma drug that is off-patent. The approved asthma drug generated revenues in excess of $500 million in 2003.

        Current Practice.    Current pulmonary delivery systems are not ideal, delivering inaccurate doses, requiring frequent dosing and losing significant amounts of drug in the delivery process. Most asthma drugs delivered via inhalation are immediate release formulations that must be inhaled multiple times per day, which discourages patient compliance. When patients forget to take their medicine during the day, they may experience complications which may result in increased emergency room visits and hospitalizations. In a recent study, two thirds of all asthma patients did not take their medications as directed. In addition, immediate release formulations often deliver drug levels that peak and trough, causing undesirable toxicity or inadequate efficacy.

        Our Solution: Slowly Dissolving Whiffle Ball-Like Microparticles.    By controlling particle size, particle porosity and thus density, and particle composition, and therefore the aerodynamic properties of a particle, our PDDS technology controls where drug particles go in the lung and how quickly they release their drug. This tight control of release rate, and targeting within the lungs, may enable our PDDS technology to address many of the hurdles of sustained release pulmonary delivery.

        AI-128, Our Improved Formulation of an Asthma Drug.    AI-128 is our initial product candidate utilizing our PDDS technology. AI-128 is a sustained release, dry powder formulation of a widely used asthma drug. We believe that AI-128 is the first human demonstration of sustained release drug administration in the lung. AI-128 was originally developed as part of a joint venture with Elan

Corporation, plc and affiliates established in 2000. In 2002, for reasons beyond our control, and, to our knowledge, not based on Elan's perception of the performance or prospects of our technology, Elan ceased funding the joint venture, and the joint venture was terminated. In connection with the termination, we agreed to pay Elan a royalty if we commercialize AI-128.

        Potential Benefits over Approved Formulations.    With once-a-day dosing, we believe the product would be more convenient for the patient, reducing non-compliance related complications and costs. By controlling the release rate of the drug to the lung, AI-128 offers the potential for improved safety. Slowing drug release in the lung offers the potential for a lower peak concentration of drug in the systemic circulation.

        Clinical Results.    We completed a European Phase I clinical trial with AI-128. The study was conducted in accordance with applicable local regulatory requirements. In this trial, we demonstrated that approximately 80% of inhaled AI-128 was delivered to the intended target, the upper lung. These trials also demonstrated that the microparticles remained in the lung for up to 24 hours, the period of time that we believe is required for once-daily dosing, and that the drug was released from the microparticles in the lung over a 12 to 24-hour period.

        Future Applications.    We believe our PDDS technology may enable improved formulations of other locally acting asthma drugs as well as allow drugs that must be delivered into the bloodstream for systemic therapy to be administered by inhalation through the lung. We have demonstrated in pre-clinical studies that we can create sustained release, dry-powder reformulations of drugs currently used to treat respiratory disease. We believe that one or more of such reformulations could have many of the benefits AI-128 potentially offers. Moreover, many large molecule drugs, such as proteins, cannot be delivered orally because they are destroyed by enzymes in the gastrointestinal system. As a result, they often must be injected subcutaneously or intramuscularly several times per week in order to get an adequate amount of the drug into the body's general circulation. Since the lung does not contain these destructive enzymes, systemic delivery of these drugs via the pulmonary route could be more convenient and require less dosing. We plan to seek both proprietary and collaborative opportunities for these drug formulations.

Our Proprietary Microparticle Technology

        Microparticles are useful in the delivery of a wide range of drugs. Suitability of microparticles for use in pharmaceuticals depends on a variety of factors, including size and porosity. Smaller microparticles have a broader range of utility, such as intravenous and pulmonary delivery applications. Depending on the targeted site and desired route of delivery, drug delivery technologies utilize microparticles of various sizes. Our porous microparticle technology enables us to produce very small microparticles that are smaller than a red blood cell and with a wide range of porosities.

  Microparticle Size

        Large microparticles are microparticles over 100 microns in size. Large microparticles are used to deliver drugs through relatively large orifices, like the mouth (oral delivery). Large microparticles have been used in the delivery of both immediate and controlled release oral drug formulations. However, these particles cannot be delivered by injection, because they are too large to fit through a needle. In addition, they are unsuitable for delivery via the pulmonary route, because larger particles tend to get caught in the back of the throat when inhaled. For these reasons, the use of large microparticles is generally limited to oral administration.

        Medium microparticles are microparticles between 10 and 100 microns in size. These particles are small enough to fit through a needle, and therefore are suitable for injection subcutaneously, which is under the skin, or intramuscularly, which is into the muscle. These microparticles have been used primarily to deliver drugs, which cannot be delivered orally because they are destroyed in the gastrointestinal system. However, medium microparticles cannot be injected intravenously because they are too large to fit through the body's smallest blood vessels, or capillaries, and like large microparticles, are unsuitable for delivery via the pulmonary route.

        Small microparticles are microparticles smaller than 10 microns, which is approximately the size of a human red blood cell. Small microparticles include nanoparticles, which are particles smaller than 1 micron. Small microparticles are small enough to pass through the capillaries for intravenous delivery; are small enough to be readily inhaled for pulmonary delivery; and have more total surface area per unit of weight relative to larger microparticles, making them a particularly efficient method for delivering hydrophobic drugs. Intravenous delivery is desirable in a hospital setting to ensure that the drug is fully bioavailable, or that the entire drug dose is absorbed by the body. Intravenous delivery is also used for drugs that must be injected but with a dose too high for intramuscular or subcutaneous delivery. Drugs are also administered intravenously, or directly into the blood, to act as tracers of blood flow, since abnormal blood flow is associated with many life threatening diseases. Therefore, small particles have many potential applications, including use as ultrasound contrast agents, as delivery systems for hydrophobic drugs, and as delivery vehicles for asthma drugs.

  Microparticle Porosity

        The ability to vary the porosity of microparticles on a consistent basis can be critical to the successful use of microparticles in pharmaceutical products. For instance, in ultrasound contrast imaging, we believe it is advantageous to use microparticles that are highly porous on the inside but with limited porosity in the shell. Porosity on the inside of microparticles enables them to contain more of the active ingredient, which is gas, than particles that are dense. Limiting porosity in the shell prevents gas leakage and enables the retention of the gas inside the particle. Furthermore, pores can facilitate absorption of water into a microparticle, which is useful in getting hydrophobic drugs to dissolve more quickly, and useful for controlling the release of a drug from a sustained release system. Finally, in drug delivery to the lung, it is advantageous to use microparticles of various porosities, which controls density, because the size and density of the microparticles dictates where in the lung they will be delivered.

  Microparticle Production Using Spray Drying

        We believe the use of small, porous microparticles has not reached its full potential in the delivery of drugs. We believe that processes for creating small microparticles have low yields, have not been adapted for use with encapsulating materials like synthetic polymers, have low encapsulation efficiency and are difficult to combine with other technologies, such as coating technologies. We believe that the use of porosity to improve drug formulations has been underutilized because an efficient process for creating porous microparticles at commercial scale did not exist. Our porous microparticle technology was designed to address the limitations of existing processes.

        Spray drying is a production technique widely used in the pharmaceutical industry because it is a single-step, continuous process. However, standard spray drying:

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  Produces solid microparticles rather than the porous microparticles, which are required for ultrasound contrast imaging and may be beneficial for hydrophobic and pulmonary drug delivery.

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  Does not completely remove moisture from the microparticles, contributing to low yields and making standard spray drying uneconomic for the production of drugs made from expensive raw materials.

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  Results in high levels of residual solvents, which can be problematic for the stability and safety of the drug.

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  Often operates at high temperatures, making it difficult to use with drugs that are unstable at higher temperatures.

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  Is not well-suited to sterile, or aseptic, processing, which is required for most intravenously administered drugs and is beneficial for pulmonary-delivered drugs.

        Our proprietary porous microparticle technology platform consists of two key components—a multi-chamber spray dryer and pore-forming agents.

  Our Patented Spray Dryers

        We believe we have overcome the limitations of standard spray drying in producing small microparticles and nanoparticles through patented equipment innovations that:

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  Remove nearly all residual solvents such as moisture from the microparticles because our patented spray dryer increases the length of time the microparticles are dried.

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  Can be operated at low or high temperatures, due to increasing the drying time used for microparticles produced at lower temperatures, and reducing the drying time for microparticles produced at higher temperatures.

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  Are well suited to aseptic processing by using steam sterilization techniques and a positive pressure system, thereby minimizing the contaminants pulled into the spray dryer from the surrounding environment.

        We have improved the drying capability of standard spray dryers by adding additional drying chambers through which the microparticles travel. The additional drying chamber consists of a large, narrow coil through which the particles can be dried at multiple temperatures and at high linear gas velocities. As a result, our spray dryers allow high throughput drying, higher yield and lower residual solvent than conventional spray dryers do. The additional drying chamber allows the microparticles to remain in the drying phase for a longer period of time, thereby increasing the amount of moisture and residual solvents that are removed during the drying phase. This innovation, which is the subject of three of our issued patents, improves yield by reducing the amount of microparticles that cling to the surfaces of the spray dryer due to inefficient drying. Accordingly, we believe that this technology is appropriate for the encapsulation of drugs using expensive raw materials. This innovation enables us to increase the drying time and lower the drying temperature for drugs. Accordingly, we believe this technology is appropriate for the encapsulation of drugs, like proteins, which are unstable at higher temperatures.

        In order to produce microparticles and nanoparticles to be used in drugs delivered intravenously, the particles must be produced aseptically. We have improved standard spray dryers by making them suitable for aseptic processing. Our spray dryers operate under positive pressure, minimizing the risk of pulling contaminants into the process from the surrounding environment. In addition, our spray dryers are composed of stainless steel and Teflon components to mitigate against shedding into the product during processing, and can be sterilized using steam sterilization techniques.

        We have made these improvements to standard spray drying processes and equipment without altering the fundamental advantages of standard spray drying. Like standard spray dryers, our spray dryers enable a single-step, continuous process that is efficient in encapsulating up to 100% of the active ingredient, and can be used with either synthetic or natural materials.

  Our Patented Pore-Forming Agents

        We have developed a patented process technology for creating porous microparticles. To create pores in our microparticles we add pore-forming agents to the solution before we put it through the spray dryer. These pore-forming agents create bubbles, similar to the bubbles in carbonated beverages. These bubbles are formed while the solution is being converted into a microparticle in the spray dryer. The bubbles create pores in the microparticle and the pore-forming agents are removed during the drying process. We can vary the number and size of the pores by varying the amount of pore-forming agents we add to the process. In this way we can design microparticles that are porous or sponge-like.

Reimbursement

        We intend to focus on obtaining coverage and reimbursement from Medicare, Medicaid and private insurers for our product candidates. Although there can be no assurance that we will be successful in obtaining third-party reimbursement, we believe we will be successful in obtaining this reimbursement for our lead product candidate, AI-700.

        Effective January 2001, the Centers for Medicare and Medicaid Services, formerly known as the Health Care Financing Administration, implemented a reimbursement code that provides for reimbursement for the use of injectable contrast material in echocardiography in a physician's office and hospital outpatient setting. The current reimbursement rate for ultrasound contrast agents used in echocardiography varies slightly by state but is generally 95% of the average wholesale price. As of May 2003, the reimbursed rate for the FDA-approved ultrasound contrast agents for resting wall motion assessment was over $100 per vial. Although private insurers make their own decisions on reimbursement, they typically follow the lead of the Centers for Medicare and Medicaid Services, which manage reimbursement for Medicare and Medicaid.

        We plan to apply for a new reimbursement code at a higher rate. We believe ultrasound imaging using AI-700 for myocardial perfusion assessment will provide at least the same clinical information as nuclear stress tests, but at much lower total study cost. Given these expected cost advantages, we believe that AI-700 will ultimately obtain adequate reimbursement in this era of managed care, where the federal government and private insurers are striving to lower the total cost of delivering state-of-the-art healthcare. Further, in the treatment of hospital inpatients, who are usually subject to a fixed total reimbursement based solely on their diagnosis and not on the test used, we expect that hospital staffs will be encouraged to use the much lower cost ultrasound test with AI-700, if and when it is approved by FDA, rather than the expensive nuclear test. Our efforts to obtain a higher reimbursement rate can begin prior to our product's approval and will probably require about two years for completion. The current reimbursement codes cover hospital outpatient and physician offices, which are the locations where almost all stress echoes are performed. In the period immediately following the potential launch of our product, we believe that the current reimbursement rates for ultrasound contrast agents would enable us to sell our product at attractive margins.

Manufacturing

        In July 2004, we entered into a lease agreement for 58,000 square feet of commercial manufacturing space in Tewksbury, Massachusetts. We intend to build out and qualify this facility for commercial manufacturing. We intend to demonstrate that we can produce AI-700 at a commercial manufacturing scale prior to our filing of a NDA for AI-700 and, subject to required regulatory approvals, we intend to manufacture AI-700 in this facility for commercial use.

        We currently outsource the production of our products used in our clinical trials to qualified third parties. For example, we have contracted with Hollister-Stier Laboratories for the production of the clinical trial materials to be used in our Phase III clinical trials for AI-700 and our Phase I clinical trials for AI-850. These third-party manufacturing facilities must comply with current good manufacturing practices, or cGMPs, enforced by the FDA. We have identified potential primary and secondary suppliers of the raw materials used in the production of AI-700. We plan to manufacture some future materials, in particular for pre-clinical toxicology testing, at our production facilities in Watertown, Massachusetts, and may continue to outsource production of pre-clinical or clinical trial materials to third party contract manufacturers.

Patents and Proprietary Rights

        Our success depends in part on our ability to obtain patents, to protect trade secrets, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business.

        As of September 1, 2004, we owned fifteen issued U.S. patents, one allowed U.S. patent application and fourteen U.S. patent applications. Five of our issued U.S. patents and one U.S. patent application are directed to aspects of our AI-700 product candidate. Three of our issued U.S. patents are directed to aspects of the spray drying method for manufacturing microparticles. Three issued U.S. patents and eight U.S. patent applications are related to various aspects of our porous microparticle delivery technology. Four issued U.S. patents, one allowed U.S. patent application and five U.S. patent applications relate to aspects of the AI-850 product and the delivery of hydrophobic drugs. We also own a number of pending international and foreign patent applications corresponding to these U.S. patents and applications. Our issued U.S. patents are listed below:

U.S. Patent No.	Date Issued	Expiration Date	Subject
5,611,344	March 18, 1997	March 5, 2016	Microencapsulated fluorinated gases for use as imaging agents.
5,837,221	November 17, 1998	July 29, 2016	Polymer-lipid microencapsulated gases for use as imaging agents.
5,853,698	December 29, 1998	March 5, 2016	Method for making porous microparticles by spray drying.
6,045,777	April 4, 2000	June 30, 2017	Method for enhancing the echogenicity and decreasing the attenuation of microencapsulated gases.
6,132,699	October 17, 2000	March 5, 2016	Microencapsulated fluorinated gases for use as imaging agents.
6,223,455	May 1, 2001	May 3, 2019	Spray drying apparatus and methods of use.
6,308,434	October 30, 2001	May 3, 2019	Spray dry method.
6,395,300	May 28, 2002	November 4, 2019	Porous drug matrices and method of manufacture.
6,423,345	July 23, 2002	February 22, 2019	Lipid polymer compositions for enhanced drug delivery.
6,560,897	May 13, 2003	June 15, 2019	Spray drying apparatus and methods of use.
6,589,557	July 8, 2003	November 4, 2019	Porous celecoxib matrices and methods of manufacture.
6,610,317	August 26, 2003	May 25, 2020	Porous paclitaxel matrices and methods of manufacture thereof.
6,645,528	November 11, 2003	November 4, 2019	Porous drug matrices and methods of manufacture thereof.
6,689,390	February 10, 2004	February 22, 2019	Matrices Formed of Polymer and Hydrophobic Compounds for Use in Drug Delivery.
6,730,322	May 4, 2004	February 22, 2019	Matrices Formed of Polymer and Hydrophobic Compounds for Use in Drug Delivery.

        Our planned and potential products will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are effectively maintained as trade secrets. Patents owned by or licensed to us may not afford protection against competition, and our pending patent applications now or hereafter filed by or licensed to us may not result in patents being issued. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States.

        The patent positions of companies like ours involve complex legal and factual questions and, therefore, their enforceability cannot be predicted with certainty. Our patent applications may not issue as patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, and the rights granted thereunder may not provide us proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization. Patent expiration could adversely affect our ability to protect future product development and, consequently, our operating results and financial position.

        Because patent applications in the United States and many foreign jurisdictions are typically held in secret and not published until eighteen months after filing, we cannot be certain that we were the first to file for protection of the inventions set forth in these patent applications. Because publications of discoveries in the scientific literature often lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in each of our issued or pending patent applications.

        Our planned or potential products may be covered by third-party patents or other intellectual property rights, in which case we would need to obtain a license or sublicense to these rights to continue developing or marketing these products. Although from time to time we receive correspondence from and have discussions with third-parties concerning the patent position of such third-parties, as of the date of this prospectus we have never received correspondence from any third-party regarding an allegation of infringement. Any required licenses or sublicenses may not be available to us on acceptable terms, if at all. If we do not obtain any required licenses or sublicense, we could encounter delays in product introductions while we attempt to design around these patents, or could find that the development, manufacture or sale of products requiring these licenses is foreclosed.

        We know of U.S. and foreign patents issued to third parties that relate to aspects of our product candidates. We are aware of U.S. and foreign patents owned by third parties, including potential competitors, that arguably cover aspects of our AI-700 contrast agent, although based on advice from our patent counsel we believe that these claims are not infringed and/or are invalid. The owners or licensees of these patents may file one or more infringement actions against us. Any infringement action by the owners or licensees of these patents could cause us to incur substantial costs defending the lawsuits and could distract our management from our business, even if the allegations of infringement are unwarranted. A U.S. or foreign court may find that the relevant claims of the U.S. and foreign patents are valid and enforceable, and that the manufacture, use, sale, offer for sale or importation of the AI-700 product infringes these claims. If our AI-700 contrast agent is found to infringe a third party's patent, the patent owners or licensees could secure judgments that require us to pay substantial damages and/or injunctions or other court orders that could prevent us from making, using, selling, offering for sale or importing AI-700. They could also secure judgements that prevent our customers from using AI-700. We also know of patent applications and issued patents filed by other parties in the United States and various foreign jurisdictions that relate to some aspects of our other product candidates. These patents and patent applications, if issued, could subject us to infringement actions or require that we obtain licenses which may not be available under reasonable terms or at all, although based on advice from our patent counsel we believe that these claims are not infringed and/or are invalid.

        Litigation may be necessary to defend against or assert claims of infringement, to enforce patents issued to us, to protect trade secrets or know-how owned by us, or to determine the scope and validity of the proprietary rights of others. In addition, interference proceedings declared by the U.S. Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications. Litigation or interference proceedings could result in substantial costs to and diversion of effort by us, and could have a material adverse effect on our business, financial condition and results of operations. These efforts by us may not be successful.

        We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets are difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees and contractors. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may also arise as to the rights in related or resulting know-how and inventions.

Government Regulation

  U.S. Regulatory Approval

        The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries regulate and impose substantial requirements upon the research, development, pre-clinical and clinical testing, manufacture, distribution, record keeping, reporting, storage, approval, advertising, promotion, sale and export of pharmaceutical products. We believe that our products will be regulated as drugs by the FDA.

        The process required by the FDA under the new drug provisions of the Federal Food, Drug and Cosmetics Act before our products may be marketed in the United States generally involves the following:

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  pre-clinical laboratory and animal tests performed under the FDA's Good Laboratory Practices regulation;

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  development of manufacturing processes which conform to FDA-mandated cGMPs;

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  submission and acceptance of an Investigational New Drug application, or IND, which must become effective before clinical trials may begin in the United States;

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  adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate in our intended use; and

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  FDA review and approval of an NDA, prior to any commercial sale or shipment of a product.

        The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approval will be granted on a timely basis, if at all.

        Pre-clinical tests include laboratory evaluation of the product candidate, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product candidate. The results of the pre-clinical tests, together with manufacturing information and analytical data, are then submitted to the FDA as part of an IND, which must become effective before we may begin human clinical trials. Pre-clinical tests and studies can take several years to complete, and there is no guarantee that an IND based on those tests and studies will become effective to permit clinical testing to begin. An IND becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trials as outlined in the IND and imposes a clinical hold. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Prior to initiation of clinical studies, an independent Institutional Review Board at each medical site proposing to conduct the clinical trials must review and approve each study protocol. Similar requirements exist in other countries where we may choose to perform clinical trials.

        Human clinical trials are typically conducted in three sequential phases that may overlap:

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  Phase I:    The drug is initially introduced into healthy human subjects or patients and tested for safety and dosage tolerance. Absorption, metabolism, distribution and excretion studies are generally performed at this stage.

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  Phase II:    The drug is studied in exploratory therapeutic trials in a limited number of subjects with the disease or medical condition for which the new drug is intended to be used in order to identify possible adverse effects and safety risks, to determine the preliminary or potential efficacy of the product for specific targeted diseases or medical condition and to determine dosage tolerance and the optimal effective dose.

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  Phase III:    When Phase II evaluations demonstrate that a specific dosage range of the drug is likely to be effective and has an acceptable safety profile, confirmatory therapeutic Phase III trials are undertaken to demonstrate clinical efficacy and to further test for safety in an expanded patient population, often at geographically dispersed clinical study sites.

        We cannot be certain that we will successfully complete Phase I, Phase II or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, the FDA, the Institutional Review Board or the sponsor may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

        A description of the manufacturing process and quality control methods, as well as results of pre-clinical studies, toxicology studies and clinical trials, among other things, are submitted to the FDA as part of an NDA for approval prior to the marketing and commercial shipment of the product. The FDA may deny a new drug application if all applicable regulatory criteria are not satisfied or may require additional data including clinical, toxicology or manufacturing data. Even after a new drug application is issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if safety problems occur after the product reaches the market. In addition, the FDA requires surveillance programs to monitor the consistency of manufacturing and the safety of approved products that have been commercialized. The agency has the power to require changes in labeling or to prevent further marketing of a product based on new data that may arise after commercialization. Similar requirements exist in other countries where we may choose to seek marketing approval.

        Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product. Government regulation may delay or prevent marketing of potential products altogether or for a considerable period of time and imposes costly and time-consuming requirements. We cannot be certain that the FDA or any other regulatory agency will grant approval for any of our products under development on a timely basis, if at all. Success in pre-clinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from pre-clinical and clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval is typically limited to specific clinical indications. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals would have a material adverse effect on our business. Marketing our products abroad will require similar regulatory approvals and is subject to similar risks. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

        Any products manufactured or distributed by us pursuant to FDA clearances or approvals are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with cGMPs, which impose procedural and documentation requirements upon us and our third party manufacturers. We cannot be certain that we, or our present or future suppliers, will be able to comply with the cGMP regulations and other FDA regulatory requirements. Failure to comply with these requirements can result in, among other things, total or partial suspension of production, failure of the government to grant approval for marketing, and withdrawal, suspension, or revocation of marketing approvals.

        Once the FDA approves a product, a manufacturer must provide certain updated safety and efficacy information. Product changes, as well as certain changes in a manufacturing process or facility or other post-approval changes may necessitate additional FDA review and approval.

        The FDA regulates drug labeling and promotion activities. The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses. Violations of the Federal Food, Drug, and Cosmetic Act or regulatory requirements may result in agency enforcement action, including voluntary or mandatory recall, suspension or revocation of product approval, product seizure, fines, injunctions or civil or criminal penalties. Our product development and testing activities are also subject to a variety of state laws and regulations. Any applicable state or local regulations may hinder our ability to manufacture or test our products in those states or localities. We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

        The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products. Moreover, increased attention to the containment of health care costs in the United States and in foreign markets could result in new government regulations that could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

  Foreign Regulatory Approval

        Outside the United States, our ability to market our products will also be contingent upon receiving marketing authorizations from the appropriate regulatory authorities. The foreign regulatory approval process includes all the risks associated with FDA approval described above. The requirements governing conduct of clinical trials and marketing authorization vary widely from country to country.

        Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

        We, or a partner to whom we have assigned the right, will choose the appropriate route of European regulatory filing. However, the chosen regulatory strategy may not secure regulatory approvals or approvals of the chosen product indications. These approvals, if obtained, may take longer than anticipated. We cannot assure you that any of our product candidates will prove to be safe or effective, will receive regulatory approvals, or will be successfully commercialized.

Competition

        The pharmaceutical and biotechnology industries in which we operate are characterized by rapidly advancing technologies, intense competition and an emphasis on proprietary products. Our competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals and pharmaceuticals, some of which may compete with our present or future product candidates.

        We expect that our product candidates, if approved for marketing, will compete with existing drugs, therapies, drug delivery systems and technological approaches, as well as new drugs, therapies, drug delivery systems or technological approaches that may be developed or commercialized in the future. Any of these drugs, therapies, systems or approaches may receive government approval or gain market acceptance more rapidly than our product candidates, may offer therapeutic or cost advantages over our product candidates or may cure our targeted diseases or their underlying causes completely. As a result, our product candidates may become noncompetitive or obsolete.

        AI-700, our ultrasound contrast agent for the assessment of myocardial perfusion, if approved for marketing and sale, will face intense competition. We believe that ultrasound with AI-700 can be a cost-effective and convenient substitute for nuclear stress tests, the current standard of care in myocardial perfusion assessment. In addition, we believe AI-700 will add useful myocardial perfusion information that stress echo cannot provide without a contrast agent. AI-700 is designed for use with widely available ultrasound equipment and techniques currently used for wall motion studies using stress echo. We expect to face intense competition from companies that market products related to these existing imaging techniques, as well as other companies that are developing ultrasound contrast agents for use in stress echo.

        Nuclear stress testing is an established technique for assessing myocardial perfusion. Radioactive contrast agents that are approved by the FDA for use in nuclear stress tests include Cardiolite, which is marketed by Bristol-Myers Squibb Company; Myoview, which is marketed by Amersham plc; and thallium, which is marketed by Amersham, Bristol-Myers Squibb and Tyco International.

        Stress echo without ultrasound contrast is an established technique for detecting abnormal wall motion, which some cardiologists may find satisfactory for the detection of coronary heart disease. However, stress echo without contrast is incapable of assessing myocardial perfusion. We believe that ultrasound with AI-700 will enable stress echo to provide information on myocardial perfusion in addition to wall motion.

        No ultrasound contrast agent has been approved by the FDA for use in myocardial perfusion imaging or stress echo. However, we are aware of other companies that are or may be developing ultrasound contrast agents for use in stress echo. CardioSphere, which is being developed by Point Biomedical Corporation, is an ultrasound contrast agent for the assessment of myocardial perfusion. In March 2004, Point announced that it had recently completed two pivotal Phase III trials and plans to file an NDA with the FDA later this year. In addition, some companies have ultrasound contrast agents that are FDA approved for resting wall motion studies or are in development. In the future, these companies may seek to broaden their indications to include stress echo and myocardial perfusion assessment. These FDA-approved agents include Optison, which is marketed by Amersham; Definity, which is marketed by Bristol-Myers Squibb; and Imagent, which is marketed by Imcor. SonoVue, which is being developed by Bracco, is an ultrasound contrast agent which we believe is in late stage clinical development for detecting abnormal wall motion and for radiology applications, but as of the date of this prospectus has not received final approval from the FDA.

        AI-850, our reformulation of paclitaxel, if approved for marketing and sale, will also face intense competition. We are aware of companies, such as American Pharmaceutical Partners, NeoPharm and Sonus Pharmaceuticals that are applying significant resources and expertise to developing reformulations of paclitaxel for intravenous delivery that will compete with our current product candidate. None of these reformulations have received final approval from the FDA. Other companies, such as Cell Therapeutics, are developing new chemical entities that involve paclitaxel conjugated, or chemically bound, to another chemical. None of these new chemical entities have received final approval from the FDA. In addition, a number of companies have developed technology for delivering hydrophobic drugs. Cardinal Health, CyDex and Elan have created formulations of hydrophobic drugs that have been approved by the FDA.

        AI-128, our initial sustained release formulation of an asthma drug, if approved for marketing and sale, will also face intense competition. Companies such as Alkermes possess technology that may be suitable for sustained release pulmonary drug delivery and may have competitive programs that have not been publicly announced or may decide to begin such programs in the future. We are not aware of any other company currently in human clinical development of a sustained release version of the asthma drug that is currently the subject of our research and development efforts. In addition, many asthma drugs are marketed by large pharmaceutical companies with much greater resources than us. These companies may be developing sustained release versions of their asthma drugs that would compete with our sustained release product candidate.

        Many of our competitors in these markets have greater development, financial, manufacturing, marketing, and sales experience and resources than we do and we cannot be certain that they will not succeed in developing products or technologies which will render our technologies and products obsolete or noncompetitive. We cannot assure you that our products will compete successfully with these newly emerging technologies. In addition, many of those competitors have significantly greater experience than we do in their respective fields. Many of these competitors may have greater name recognition than we do, and may offer discounts as a competitive tactic.

Employees

        As of September 1, 2004, we had 70 full-time employees, including 56 in research and development and 14 in general and administrative. Nine of our employees have M.D.s and/or Ph.D.s. From time to time, we also employ independent contractors to support our engineering and administrative organizations. None of our employees are represented by a collective bargaining unit and we have never experienced a work stoppage. We consider our relations with our employees to be good.

Facilities

        Our primary offices and laboratory facilities are located in one 47,500 square foot facility located in Watertown, Massachusetts. We lease the space in this facility under a ten year operating lease that expires in December 2011. We conduct our manufacturing of clinical trial material through a contract manufacturer that is experienced in producing clinical material. A portion of our 47,500 square foot facility has not been internally built-out pending our demand for the space. We intend to improve and use this space when needed. We anticipate that this currently unused space will in the coming years be needed to expand our employee office area and our internal laboratory and pilot-manufacturing capabilities.

        In July 2004, we entered into a lease agreement for 58,000 square feet of commercial manufacturing space in Tewksbury, Massachusetts. This lease has a five year, nine month term with options to extend the lease for up to two additional five-year terms at predetermined rental rates. Initially, we will receive nine months of occupancy free of base rent, followed by base rent of approximately $400,000 for the next twelve months with scheduled annual rental rate increases thereafter. An initial security deposit of $1.0 million was required as part of the lease, subject to reduction if we make certain tenant improvements and upon the installation of equipment in the facility.

        We believe that our existing facilities are adequate to meet our current and foreseeable requirements and that suitable additional space will be available as needed.

Legal Proceedings

        We are not a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Key Employees and Directors

        The following table shows information about our executive officers, key employees and directors as of September 1, 2004.

Name	Age	Position
Sherri C. Oberg*	44	President, Chief Executive Officer and Director
Howard Bernstein, M.D., Ph.D.*	47	Senior Vice President, Research and Development
Charles P. Cox, Ph.D.*	52	Senior Vice President, Corporate Development and Marketing
Michael R. Slater*	57	Senior Vice President, Operations
John F. Thero*	44	Senior Vice President and Chief Financial Officer, Treasurer and Secretary
Frank Baldino, Jr., Ph.D.	51	Director
Sandra L. Fenwick	54	Director
Martyn Greenacre	62	Director
Derek Lemke-von Ammon	46	Director
Kate Mitchell	45	Director

*
Denotes executive officer.

        Dr. Baldino and Ms. Mitchell are members of the Compensation Committee. Dr. Baldino is Chairperson of the Compensation Committee.

        Ms. Fenwick, Mr. Greenacre and Ms. Mitchell are members of the Audit Committee. Mr. Greenacre is Chairperson of the Audit Committee.

        Dr. Baldino and Mr. Greenacre are members of the Nominating and Corporate Governance Committee. Mr. Greenacre is Chairperson of the Nominating and Corporate Governance Committee.

        Sherri C. Oberg, a co-founder of Acusphere, has served as President and Chief Executive Officer and one of the directors of the Company since its inception in 1993. Prior to joining Acusphere, Ms. Oberg was President and Chief Executive Officer of Neomorphics, Inc., a venture capital-backed company focused on tissue engineering, from 1991 to 1992. Prior to joining Neomorphics, she was a venture capitalist at Aegis Venture Funds from 1988 to 1991, and at Inco Venture Capital Management from 1986 to 1988. Ms. Oberg is a member of the Board of Overseers of The Amos Tuck School at Dartmouth College. Ms. Oberg holds a B.A. from Dartmouth College and an M.B.A. from the Amos Tuck School of Business Administration.

        Howard Bernstein, M.D., Ph.D., has served as Senior Vice President, Research and Development of the Company since January 2000 and as Vice President of Research and Development from 1994 to January 2000. Prior to joining Acusphere, Dr. Bernstein served as Vice President of Pharmaceutical Development at Alkermes, Inc. from 1992 to 1994 and as Vice President of Research at Enzytech Inc. from 1991 to 1992. Dr. Bernstein holds an M.D. from Harvard Medical School and a Ph.D. in Chemical Engineering from the Massachusetts Institute of Technology.

        Charles P. Cox, Ph.D., has served as Senior Vice President, Corporate Development and Marketing of the Company since August 2003. Prior to joining Acusphere, Dr. Cox was employed by Atrix Laboratories as Senior Vice President of Corporate Development from April 2001 to August 2003; as Vice President, New Business Development from January 1996 to April 2001; and as Vice President, Product Development from September 1992 to January 1996. He was employed by G.D. Searle & Co., Searle R&D Division from 1988 to 1992 as Project Director, R&D Planning and Management and as a Research Scientist, Molecular and Cellular Biology from 1985 to 1988. Dr. Cox holds an M.S. and

Ph.D. in Medical Microbiology and Immunology from the University of Oklahoma Health Sciences Center and an M.B.A. from the J.L. Kellogg Graduate School of Management at Northwestern University.

        Michael R. Slater, has served as Senior Vice President, Operations of the Company since October 2001. Prior to joining Acusphere, Mr. Slater served as Vice President of Operations from April 1999 to June 2001, and as Vice President of Quality Systems and Regulatory Affairs from February 1998 to April 1999 at Anika Therapeutics, Inc. Mr. Slater served as an independent consultant to the biopharmaceutical industry from 1996 to 1998, as Executive Vice President, Development Operations for ImmuLogic Pharmaceutical Corporation from 1995 to 1996, as Vice President of Regulatory Affairs at Biogen, Inc. from 1985 to 1995, as Director of Corporate Regulatory Affairs from 1983 to 1985 at Biogen S.A. and in various positions including Senior Manager, Medical Services from 1971 to 1983 at Hoechst Pharmaceuticals. Mr. Slater holds a B.Sc. in Information Science from the Metropolitan University of Leeds, England.

        John F. Thero, has served as Senior Vice President, Finance and Administration, Treasurer and Chief Financial Officer of the Company since February 2003. Prior to joining Acusphere, Mr. Thero served at Abiomed, Inc. from 1994 to January 2003 as Senior Vice President Finance, Treasurer and Chief Financial Officer. From 1992 to 1994, he was Chief Financial Officer and acting President for the restructuring of two venture-backed companies. From 1987 to 1992 he was employed in various capacities including Chief Financial Officer by Aries Technology, Inc. From 1983 to 1987 he was employed by the commercial audit division of Arthur Andersen LLP, during which time he became a Certified Public Accountant. Mr. Thero received a B.A. in Economics/ Accounting from The College of the Holy Cross.

        Frank Baldino, Jr., Ph.D., has served as a director of the Company since April 2001. Dr. Baldino is the founder of Cephalon, Inc., an integrated specialty biopharmaceutical company involved in the development of therapeutics for neurological disorders, sleep disorders and cancer. He has served as President, Chief Executive Officer and a Director of Cephalon since its inception in 1987 and is currently Chairman of the Board as well. Dr. Baldino holds adjunct academic appointments, including Adjunct Associate Professor of Pharmacology at Temple University School of Medicine, and Adjunct Associate Professor of Physiology and Biophysics and Adjunct Associate Professor of Neurology at Hahnemann University. Dr. Baldino is also a director of Pharmacopeia, Inc. and ViroPharma, Incorporated.

        Sandra L. Fenwick, has served as a director of the Company since September 2004. Ms. Fenwick is Chief Operating Officer at Children's Hospital of Boston, where she has served since November 1999. In her role, Ms. Fenwick is responsible for the day-to-day operations of the Children's Hospital, its satellite facilities and related institutional affiliates. Ms. Fenwick joined Children's Hospital in June of 1999 as Senior Vice President for Business Development, Strategy and Ambulatory Care Operations. From 1996 to 1999, Ms. Fenwick served as Senior Vice President for System Development, of CareGroup, Inc. She has also served in a number of roles at the Beth Israel Hospital from 1976 to 1996, including Vice President and Deputy Director, Vice President of Clinical Services Planning and Development, and Vice President of Network Development for Beth Israel HealthCare.

        Martyn Greenacre, has served as a director of the Company since July 2001. Mr. Greenacre served in various senior management positions at SmithKline Beecham from 1973 through 1992. From 1989 to 1992, as Chairman Europe, he was responsible for the strategic direction and operational management of pharmaceutical subsidiaries in Europe and for planning and executing European aspects of the merger between SmithKline Beckman and Beecham Pharmaceuticals. He has also served as Chief Executive Officer of two life sciences companies, Zynaxis Inc. from 1993 to 1997 and Delsys Pharmaceutical Corp. from 1997 to 2001. He is also a director of Cephalon, Inc., Curis, Inc., Immune Response Corp., and Beijing Med-Pharm Corporation.

        Derek Lemke-von Ammon, has served as a director of the Company since September 2002. Mr. Lemke-von Ammon is a General Partner of FTVentures, where he has served since September 2004. He was a founding member of Thomas Weisel Partners in 1998 and was a Managing Partner for Thomas Weisel Capital Partners, a Director of Private Equity for Thomas Weisel Partners, and a member of the Thomas Weisel Parnters' Executive Committee until December 2003. Prior to joining Thomas Weisel Capital Partners, Mr. Lemke-von Ammon was a Senior Managing Director and Director of Private Equity at Montgomery Securities from 1989 to 1998. Prior to joining Montgomery Securities, Mr. Lemke-von Ammon was a Vice President at Dain Bosworth Incorporated where he was employed from 1985 to 1989. He also worked as a corporate and securities attorney from 1983 to 1985 for Bogle & Gates in Seattle.

        Kate Mitchell, has served as a director of the Company since January 2000. Ms. Mitchell is the President and Managing Director of BA Ventures, where she has served since 1997. Prior to joining BA Ventures, she was Senior Vice President for Bank of America Corporation-Interactive Banking from 1994 to 1996. Ms. Mitchell also serves as a director at Songbird Medical, Inc., Cogency Software, Wayport, Inc., and Tonic Software, Inc.

Compensation of Directors

        In accordance with our compensation program for non-employee directors, non-employee directors receive an annual retainer for board membership of $20,000 and an annual retainer for each committee membership of $2,500. These non-employee directors also receive a fee of $1,000 for each board or committee meeting attended in person and a fee of $600 for each board or committee meeting attended via telephone conference call, provided that the cumulative amount of such meeting fees shall not exceed $1,000 per day. Non-employee directors may elect to receive their annual retainer in the form of cash or shares of our common stock with any such issuances of our common stock based on the closing price of our common stock on the Nasdaq National Market on the date of issuance.

        In addition, each of these non-employee directors who serves on the Audit Committee will receive on an annual basis an option to purchase 15,000 shares of our common stock and each other of these non-employee directors will receive on an annual basis an option to purchase 10,000 shares of our common stock, in each case effective immediately following our annual meeting of stockholders. These options will vest in equal monthly installments over a one year period. Upon the initial election or appointment of any of these non-employee directors to the Board of Directors, such non-employee director shall receive an option to purchase 25,000 shares of our common stock, subject to vesting in equal monthly installments over a four year period.

        In February 2003, each of Dr. Baldino and Mr. Greenacre acquired 6,000 shares of our common stock, in recognition of their service to the Company as directors with specific industry expertise. These shares are subject to our right of repurchase in the event the director ceases to serve on the Board of Directors, which right of repurchase lapses ratably over a 40-month period.

        All of our directors have been and will be reimbursed for out-of-pocket expenses incurred on our behalf, and all of the directors are eligible to participate in the 2003 Stock Option and Incentive Plan on an ad hoc basis from time to time at the discretion of the Board of Directors.

Compensation Committee Interlocks and Insider Participation

        During 2003, Dr. Baldino and Ms. Mitchell served as members of the Compensation Committee. No person who served as a member of the Compensation Committee was, at any time during the past fiscal year, an officer or employee of the Company or any of its subsidiaries, or had any relationship with the Company requiring disclosure herein.

        During the last year, none of our executive officers served as (i) a member of the compensation committee (or other committee of the Board of Directors performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served on our Compensation Committee; (ii) a director of any other entity, one of whose executive officers served on our Compensation Committee; or (iii) a member of the compensation committee (or other committee of the Board of Directors performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served as a director of the Company.

Executive Officers

        Each of our executive officers has been elected by our Board of Directors and serves until his or her successor is duly elected and qualified.

Executive Compensation

        Summary Compensation.    The following table sets forth summary information concerning the compensation paid or earned for services rendered to us in all capacities during the fiscal years ended December 31, 2003, 2002 and 2001 to our Chief Executive Officer and each of the other four most highly compensated persons serving as our executive officers during fiscal year 2003 who received total annual salary and bonus in excess of $100,000 in 2003 (collectively, the "Named Executive Officers").

Summary Compensation Table

	Annual Compensation(1)							Long-Term Compensation Awards
Name and Principal Position	Year		Salary($)(4)	Bonus($)(2)	Other Annual Compensation($)			Securities Underlying Options(#)(3)	All Other Compensation($)
Sherri C. Oberg President and Chief Executive Officer	2003 2002 2001		$283,750 250,000 230,000	$115,000 — —	$	— — —		155,871 129,376 71,885	$	— — —
Howard Bernstein, M.D., Ph.D. Senior Vice President of Research And Development	2003 2002 2001		233,569 221,610 205,194	50,000 — —		— — —		68,177 68,168 27,886	$	— — —
Charles P. Cox, Ph.D. Senior Vice President, Corporate Development and Marketing	2003	(5)	79,393	30,000		—		90,000		17,873	(8)
Michael R. Slater Senior Vice President of Operations	2003 2002 2001	(6)	210,834 200,000 40,676	30,000 — —		— — —		23,605 25,834 25,000		— — —
John F. Thero Senior Vice President And Chief Financial Officer	2003	(7)	206,667	110,000		$10,000	(9)	101,361		—

(1)
The compensation described in this table does not include medical, group life insurance and other benefits received by the Named Executive Officers which are available generally to all of our salaried employees and certain perquisites and other personal benefits received by the named executive officers which do not exceed the lesser of $50,000 or 10% of any such Named Executive Officer's total compensation reported in this table.

(2)
Bonuses are reported in the year earned, even if actually paid in a subsequent year.

(3)
The exercise price of these stock option awards was equal to the fair market value of the common stock on the date of grant, which fair market value was determined by the Board of Directors contemporaneously with the grant. Prior to the existence of a public trading market for our common stock, the Board of Directors considered numerous objective and subjective factors in determining the fair market value of our common stock, including the superior rights and preferences of our then outstanding convertible preferred stock, the status of private and public financial markets, valuations of comparable private and public companies, our existing financial resources, a general assessment of future business risks and other factors.

(4)
Salaries are reported in the year earned, even if actually paid in a subsequent year.

(5)
Dr. Cox joined the Company in August 2003.

(6)
Mr. Slater joined the Company in October 2001.

(7)
Mr. Thero joined the Company in February 2003.

(8)
Includes $17,873 paid by the Company for relocation expenses.

(9)
Includes a $10,000 signing bonus.

        Option Grants.    The following table sets forth information concerning the stock option grants made to each of the Named Executive Officers during the fiscal year ended December 31, 2003 pursuant to our 1994 Stock Plan. We have never granted any stock appreciation rights. The potential realizable value is calculated based on the term of the option at its time of grant, which is ten years. Stock price appreciation of 5% and 10% is based on the fair market value at the time of grant and assumes that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price, pursuant rules promulgated by the SEC. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock and the date on which the options are exercised.

Option Grants in Last Fiscal Year

Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
	Number of Securities Underlying Options Granted(#)	Percent of Total Options Granted to Employees in Fiscal Year
Name			Exercise Price Per Share(2)	Expiration Dates
					5%($)	10%($)
Sherri C. Oberg	33,334 122,537	6.6 24.3%	$0.84 13.02	1/1/13 9/2/13	$17,609 1,003,358	$44,626 2,542,707
Howard Bernstein, M.D., Ph.D.	25,000 43,177	4.9 8.5	0.84 13.02	1/1/13 9/2/13	13,207 353,542	33,469 895,945
Charles P. Cox, Ph.D.	90,000	17.8	13.02	8/25/13	736,939	1,867,547
Michael R. Slater	8,334 15,271	1.7 3.0	0.84 13.02	1/1/13 9/2/13	4,403 125,042	11,157 316,881
John F. Thero	90,000 11,361	17.8 2.2	0.84 13.02	2/3/13 9/2/13	47,544 93,026	120,487 235,747

(1)
The options typically vest monthly over four years at a rate of 2.08% of the shares underlying the option.

(2)
The exercise price per share of each option was determined by the Compensation Committee on the date of grant to be equal to the fair value per share of common stock.

        Option Exercises and Unexercised Option Holdings.    The following table sets forth certain information regarding the number and value of options exercised by each of the Named Executive Officers as of December 31, 2003 and the number and value of unexercised options held by each of the Named Executive Officers as of December 31, 2003.

Aggregated Option Exercises In Last Fiscal Year And Fiscal Year End Option Values

			Number of Shares of Common Stock Underlying Unexercised Options at Year End
					Value of Unexercised In-the-Money Options at Year End(2)
Name	Shares Acquired on Exercise(#)	Value Realized($)(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Sherri C. Oberg	—	—	114,627	249,410	$548,608	$900,642
Howard Bernstein, M.D., Ph.D.	3,300	$44,220	102,443	114,155	630,617	485,932
Charles P. Cox, Ph.D.	—	—	7,488	82,512	—	—
Michael R. Slater	—	—	26,522	47,887	99,485	279,557
John F. Thero	—	—	19,428	81,933	148,637	565,963

(1)
Calculated as the difference between the initial public offering price of $14.00 per share of our common stock and the exercise price of the options.

(2)
Value is based on the difference between the option exercise price and the fair market value of the Common Stock on December 31, 2003, multiplied by the number of shares of common stock underlying the option.

Equity Compensation Plans

        2003 Stock Option and Incentive Plan.    The 2003 Stock Option and Incentive Plan was approved by the Board of Directors in July 2003 and approved by the stockholders in August 2003. The aggregate number of shares of common stock which may be issued under the 2003 Stock Option and Incentive Plan is 2,500,000 shares.

        Under the 2003 Stock Option and Incentive Plan, we are authorized to grant incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to employees and non-qualified stock options, awards of common stock and opportunities to make direct purchases of common stock to employees, officers, directors and consultants. The maximum number of shares that may be granted to any employee under the 2003 Stock Option and Incentive Plan may not exceed 583,334 shares of common stock during any calendar year.

        The 2003 Stock Option and Incentive Plan is administered by the Board of Directors or its committee. Subject to the provisions of the 2003 Stock Option and Incentive Plan, the Board of Directors or its committee each has the authority to select the persons to whom awards are granted and determine the terms of each award, including the number of shares of common stock to be consistent with Section 422 of the Internal Revenue Code and Rule 16b-3 under the Securities and Exchange Act of 1934. Unless otherwise permitted by us, awards are not assignable or transferable except by will or the laws of descent and distribution.

        Each of the Board of Directors or its committee may, in its sole discretion, amend, modify or terminate any award granted or made under the 2003 Stock Option and Incentive Plan, so long as such amendment, modification or termination would not materially and adversely affect the participant. Each of the Board of Directors or its committee may also, in its sole discretion, accelerate or extend the date or dates on which all or any particular option or options granted under the 2003 Stock Option and Incentive Plan may be exercised.

        2003 Employee Stock Purchase Plan.    The 2003 Employee Stock Purchase Plan was approved by the Board of Directors in July 2003 and approved by the stockholders in August 2003. The purchase plan provides for the issuance of a maximum of 233,334 shares of common stock.

        The purchase plan is administered by the Board of Directors or its committee. Employees who are customarily employed for more than 20 hours per week and for more than 5 months in any calendar year and who have completed more than 90 days of employment on or before the first day of any six-month payment period are eligible to participate in the purchase plan. Outside directors and employees who would own 5% or more of the total combined voting power or value of our stock immediately after the grant may not participate in the purchase plan.

        On the first day of a designated payroll deduction or payment period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock. The employee may authorize between 1% to 10% of his or her total cash compensation to be deducted by us from his or her base pay during the payment period. On the last day of the payment period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions.

        Payment periods commence on the first day of September 1 and March 1, and end on the last day of the following February and August, respectively, of each year. In no case shall an employee be entitled to purchase more than 417 shares of common stock in any one payment period. The exercise price for the option granted in each payment period is 85% of the lesser of the average market price of the common stock on the first or last business day of the payment period, in either event rounded up to the nearest cent.

        If an employee is not a participant on the last day of the payment period, such employee is not entitled to exercise his or her option, and the amount of his or her accumulated payroll deductions will be refunded. Options granted under the purchase plan may not be transferred or assigned. An employee's rights under the purchase plan terminate upon his or her voluntary withdrawal from the plan at any time or upon termination of employment. No options have been granted as of December 31, 2003 under the purchase plan.

        1994 Stock Plan.    The 1994 Stock Plan was approved by the Board of Directors and by the stockholders on March 7, 1994. As of September 1, 2004, options to purchase 1,185,828 shares were outstanding.

        Under the 1994 Stock Plan, we are authorized to grant incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to employees and non-qualified stock options and awards of common stock to our employees, officers, directors and consultants. Options may no longer be granted under the 1994 Stock Plan.

        The 1994 Stock Plan is administered by the Board of Directors or its committee. Subject to the provisions of the 1994 Stock Plan, the Board of Directors or its committee each has the authority to select the persons to whom awards are granted and determine the terms of each award, including the number of shares of common stock to be consistent with Section 422 of the Internal Revenue Code and Rule 16b-3 under the Securities Exchange Act of 1934. Unless otherwise permitted by us, awards are not assignable or transferable except by will or the laws of descent and distribution.

        Each of the Board of Directors or its committee may, in its sole discretion, accelerate or extend the date or dates on which all or any particular option or options granted under the 1994 Stock Plan may be exercised.

Limitation of Liability and Indemnification of Officers and Directors

        Our by-laws provide that our directors and officers shall be indemnified to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for us or on our behalf. We have entered into agreements with our directors and officers that also provide for such indemnification and expenses and liability reimbursement. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. We have obtained insurance which insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers.

STOCK PERFORMANCE GRAPH

        The Stock Performance Graph set forth below compares percentage change in the cumulative total stockholder return on our common stock during the period from October 8, 2003 through December 31, 2003, with the cumulative total return on the (i) the Nasdaq Stock Market National Market Index ("Nasdaq U.S. Index") and (ii) the group consisting of 253 corporations in the Company's Standard Industrial Classification (SIC) Code 2834—Pharmaceutical Preparations ("Peer Group Index"). The comparison assumes $100 was invested on October 8, 2003 in our common stock, the Nasdaq U.S. Index and the Peer Group Index and assumes reinvestment of dividends, if any.

MONTHLY RETURN PERCENTAGE

	Months Ending
Company Name/Index
	Oct 03	Nov 03	Dec 03
ACUSPHERE, INC.	-31.43	-24.06	20.44
NASDAQ U.S. INDEX	1.96	1.48	2.10
PEER GROUP INDEX	0.32	3.08	6.54

INDEXED RETURNS

	Months Ending
Company Name/Index	Base Period 8 Oct 03	Oct 03	Nov 03	Dec 03
ACUSPHERE, INC.	100	68.57	52.07	62.71
NASDAQ U.S. INDEX	100	101.96	103.47	105.64
PEER GROUP INDEX	100	100.32	103.40	110.16

        The stock price performance shown on the graph above is not necessarily indicative of future price performance. Information used in the graph was obtained from Standard & Poor's, a source believed to be reliable, but we are not responsible for any errors or omissions in such information.

RELATED PARTY TRANSACTIONS

        Other than compensation agreements and other arrangements which are described as required in "Management" and the transactions described below, since January 1, 2001, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

        We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Transactions with our Executive Officers

        In April 1996, we entered into a registration rights agreement with our founders, including Sherri Oberg, our President and Chief Executive Officer, pursuant to which we granted Ms. Oberg registration rights with respect to shares of common stock held by her. For more information regarding this agreement, see "Description of Capital Stock—Registration Rights."

        We have entered into indemnification agreements with each of our executive officers and certain other employees providing for indemnification against expenses and liabilities reasonably incurred in connection with their service for us or on our behalf. For more information regarding these agreements, see "Management—Limitation of Liability and Indemnification of Officers and Directors."

        In July 2004, we entered into a lease with 890 East LLC for 58,000 square feet of commercial manufacturing space in Tewksbury, Massachusetts. In connection with this transaction, we utilized Spaulding & Slye Colliers, a commercial real estate brokerage firm, to provide certain services to us relating to the lease of the commercial manufacturing space. 890 East LLC has agreed to pay Spaulding & Slye Colliers a commission of approximately $91,000 in connection with the provision of such services. As an employee of Spaulding & Slye Colliers, Curt Oberg, the spouse of Sherri C. Oberg, our chief executive officer, stands to benefit from such commission. We were not a party to the negotiation of fees between Spaulding & Slye Colliers and 890 East LLC.

Transactions with our Directors

        We have entered into indemnification agreements with each of our directors providing for indemnification against expenses and liabilities reasonably incurred in connection with their service for us or on our behalf. For more information regarding these agreements, see "Management—Limitation of Liability and Indemnification of Officers and Directors."

        In 2002, Thomas Weisel Partners LLC (TWP) served as placement agent in connection with a private placement of our capital stock, pursuant to which we paid TWP a placement fee of approximately $648,000. In 2003, TWP served as an underwriter of our initial public offering of shares of our common stock, pursuant to which TWP received underwriting discounts of approximately $728,000. Our director, Derek Lemke-von Ammon, previously served as the director of private equity for TWP and as a member of TWP's executive committee through December 31, 2003.

Stock Option Awards

        For information regarding stock options and stock awards granted to our directors and named executive officers, see "Management—Director Compensation" and "Management—Executive Compensation."

PRINCIPAL STOCKHOLDERS

        The following table shows information with respect to the beneficial ownership of our common stock as of September 1, 2004 and as adjusted to reflect the sale of common stock being offered in this offering, by:

  •
  each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

  •
  each of our directors;

  •
  each person who is named in the summary compensation table; and

  •
  all directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options and warrants held by the respective person or group which may be exercised or converted within 60 days after September 1, 2004. For purposes of calculating each person's or group's percentage ownership, stock options and warrants exercisable within 60 days after September 1, 2004 are included for that person or group but not the stock options or warrants of any other person or group.

        Percentage of beneficial ownership is based on 17,217,265 shares of common stock outstanding as of September 1, 2004.

        Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person's spouse. Unless otherwise noted below, the address of each person listed on the table is c/o Acusphere, Inc., 500 Arsenal Street, Watertown, Massachusetts 02472.

Name of Beneficial Owner	Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned(2)
Thomas Weisel group(3) One Montgomery Street Suite 3700 San Francisco, California 94104	3,178,598	18.3%
Bank of America Ventures(4) 950 Tower Lane Suite 700 Foster City, California 94404	1,530,938	8.9%
Quaker Capital Partners group(5) 401 Wood Street Suite 1300 Pittsburgh, PA 15222	1,279,617	7.4%
Sherri C. Oberg(6)	344,137	2.0%
Howard Bernstein(7)	168,784	1.0%
Charles P. Cox(8)	29,529	*
Michael R. Slater(9)	46,615	*
John F. Thero(10)	51,744	*
Frank Baldino, Jr.(11)	22,896	*
Sandra L. Fenwick(12)	520	*
Martyn Greenacre(13)	21,847	*

Derek Lemke-von Ammon(14)	2,843	*
Kate Mitchell(15)	1,378,055	8.0%
All executive officers, directors and nominees as a group(16) (10 persons)	2,066,970	11.7%

*
Represents less than 1% of the outstanding common stock.

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC") and includes voting and investment power with respect to shares. Pursuant to the rules of the SEC, the number of shares of common stock deemed outstanding includes shares issuable pursuant to options held by the respective person or group that may be exercised within 60 days of September 1, 2004.

(2)
Applicable percentage of ownership as of September 1, 2004 is based upon 17,217,265 shares of common stock outstanding.

(3)
With respect to information relating to Thomas Weisel group, we have relied on information supplied by such entity on a Schedule 13G filed with the SEC on February 12, 2004. Thomas Weisel Capital Partners, L.P. ("TWCP L.P.") has shared voting and investment power with respect to 2,725,726 shares of common stock, including shares of common stock issuable upon the exercise of warrants. Thomas Weisel Partners Group LLC ("TW Group") has shared voting and investment power with respect to 3,178,598 shares of common stock, including shares of common stock issuable upon the exercise of warrants, and which amount includes shares of common stock beneficially owned by TWCP L.P. and the Other Partnerships (as defined below). Thomas Weisel Capital Partners LLC ("TWCP LLC") has shared voting and investment power with respect to 3,178,598 shares of common stock, including shares of common stock issuable upon the exercise of warrants, and which amount includes shares of common stock beneficially owned by TWCP L.P. and the Other Partnerships (as defined below). TW Group is the managing member of the general partner of TWCP L.P., TWP CEO Founders' Circle (AI), L.P. ("AI"), TWP CEO Founders' Circle (QP), L.P. ("QP"), Thomas Weisel Capital Partners Employee Fund, L.P. ("Employee Fund") and TWP 2000 Co-Investment Fund, L.P. ("Co-Invest"). TWP LLC is the general partner of TWCP L.P., AI, QP, Employee Fund and Co-Invest, and the managing member of the general partner of Thomas Weisel Capital Partners (Dutch), L.P. ("Dutch") and Thomas Weisel Capital Partners (Dutch II), L.P. ("Dutch II" and, together with Dutch, AI, QP, Employee Fund and Co-Invest, the "Other Partnerships").

(4)
With respect to information relating to Bank of America Ventures, we have relied on information supplied by such entity on a Schedule 13G filed with the SEC on February 13, 2004 as well as information provided to us by such entity. Bank of America Ventures 95-6016836 ("Ventures") has sole voting and investment power with respect to 1,314,164 shares of common stock and shared voting and investment power with respect to 146,016 shares of common stock held by BA Venture Partners II. Ventures disclaims beneficial ownership of all such shares held by BA Venture Partners II. Bank of America Ventures also has 61,811 shares of common stock issuable upon exercise of warrants, and BA Venture Partners II has 6,867 shares of common stock issuable upon exercise of warrants. Bank of America, N.A. 94-1687665 ("BANA") has shared voting and investment power with respect to 1,460,180 shares of common stock. NB Holdings Corporation 56-1857749 ("Holdings") has shared voting and investment power with respect to 1,460,180 shares of common stock. Bank of America Corporation 56-0906609 ("Bank of America") has shared voting and investment power with respect to 1,460,180 shares of common stock. BANA owns all of the outstanding equity interest in Ventures. Holdings owns all of the outstanding equity interests in BANA. Bank of America owns all of the outstanding equity interests in Holdings. Ms. Mitchell, one of our directors, is the president and managing director of Bank of America Ventures. In such capacity, she may be deemed to share voting and investment power with respect to the shares held by Bank of America Ventures. Ms. Mitchell disclaims beneficial ownership of these shares, except to the extent of her proportionate pecuniary interest therein. Ms. Mitchell is not a partner of BA Venture Partners II and has no voting or investment power with respect to the shares held by BA Venture Partners II. Consequently, Ms. Mitchell has advised us that the beneficial ownership of the shares held by BA Venture Partners II should not be attributed to her. Shares attributable to Bank of America Ventures in the above table also include 2,080 shares issuable to Ms. Mitchell upon exercise of stock options.

(5)
Includes 823,325 shares of common stock held by Quaker Capital Partners I, L.P., of which 671,324 were acquired from the Company on August 2, 2004 in connection with a private financing. Includes 456,292 shares of common stock held by Quaker Capital Partners II, L.P., of which 371,592 were acquired from the Company on August 2, 2004 in connection with a private financing. Excludes 134,265 shares issuable upon exercise of a warrant held by Quaker Capital Partners I, L.P. and 74,319 shares issuable upon exercise of a warrant held by Quaker Capital Partners II, L.P., which warrants were acquired from the Company on August 2, 2004 in connection with a private financing. These warrants are excluded because they are not exercisable until February 2, 2005. With respect to the information relating to Quaker Capital Partners group, the Company has relied upon information supplied by such entities in connection with their respective purchases of securities on August 2, 2004.

(6)
Includes 203,494 shares issuable to Ms. Oberg upon exercise of stock options. Also includes 25,000 shares held by the AMO Irrevocable Trust—2000 and 25,000 shares held by the EAO Irrevocable Trust—2000, for the benefit of Ms. Oberg's two children, respectively, 3,334 shares held by Lambert R. Oberg and Jean P. Oberg, the in-laws of Ms. Oberg, and 3,334 shares held by Mary C. Carroll and A. David Carroll, the parents of Ms. Oberg. Ms. Oberg disclaims beneficial ownership of these shares.

(7)
Includes 136,713 shares issuable to Dr. Bernstein upon exercise of stock options.

(8)
Includes 27,612 shares issuable to Mr. Cox upon exercise of stock options.

(9)
Includes 45,781 shares issuable to Mr. Slater upon exercise of stock options.

(10)
Includes 31,744 shares issuable to Mr. Thero upon exercise of stock options.

(11)
Includes 13,716 shares of restricted common stock subject to vesting and 9,180 shares issuable to Dr. Baldino upon exercise of stock options.

(12)
Includes 520 shares issuable to Ms. Fenwick upon exercise of stock options.

(13)
Includes 12,667 shares of restricted common stock, subject to vesting and 9,180 shares issuable to Mr. Greenacre upon exercise of stock options.

(14)
Includes 2,080 shares issuable to Mr. Lemke-von Ammon upon exercise of stock options.

(15)
Ms. Mitchell is the president and managing director of Bank of America Ventures. In such capacity, she may be deemed to share voting and investment power with respect to the 1,460,180 shares of common stock beneficially owned by Bank of America Ventures, and the beneficial ownership of such securities may be attributable to Ms. Mitchell. Ms. Mitchell disclaims beneficial ownership of these shares, except to the extent of her proportionate pecuniary interest therein. Ms. Mitchell is not a partner of BA Venture Partners II and has no voting or investment power with respect to the 146,016 shares beneficially owned by BA Venture Partners II. Consequently, Ms. Mitchell has advised us that the beneficial ownership of the securities held by BA Venture Partners II should not be attributed to her. Ms. Mitchell's address is c/o Bank of America Ventures. Ms. Mitchell's shares include 2,080 shares issuable upon the exercise of stock options.

(16)
Includes an aggregate of 530,195 shares issuable upon exercise of stock options and warrants.

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 98,500,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of undesignated preferred stock, par value $0.01 per share, issuable in one or more series designated by our board of directors. No other class of capital stock will be authorized.

        As of September 1, 2004, there were approximately 134 holders of record of our capital stock.

        The following summary description of our capital stock, certificate of incorporation and by-laws is not intended to be complete and assumes the filing as of the closing of the offering of our amended and restated certificate of incorporation. This description is qualified by reference to the provisions of applicable law and to our certificate of incorporation and by-laws filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        As of September 1, 2004, there were 17,217,265 shares of common stock outstanding held of record by 134 stockholders. In addition, we have reserved an aggregate of 1,185,828 shares of common stock upon exercise of options outstanding under our 1994 Stock Plan and 2,498,188 shares of common stock available for issuance, including outstanding options, under our 2003 Stock Option and Incentive Plan, 229,374 shares of common stock for issuance under our 2003 Employee Stock Purchase Plan, and 1,146,947 shares of common stock for issuance upon the exercise of outstanding stock purchase warrants.

        Holders of common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in such election. Holders of common stock are entitled to receive ratably any dividends as may be declared by the board of directors out of funds legally available distribution, after provision has been made for any preferential dividend rights of outstanding preferred stock, if any. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the net assets available after the payment of all of our debts and other liabilities, and after the satisfaction of the rights of any outstanding preferred stock, if any. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The rights, powers, preferences and privileges of holders of common stock are subordinate to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

        Our board of directors is authorized, without further vote or action by the stockholders, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series. Each series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

        The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of common stock, and could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock after the offering.

Warrants

        As of September 1, 2004, we had outstanding warrants to purchase an aggregate of 1,146,947 shares of common stock at an effective weighted average exercise price of $9.58 per share as follows:

Number of Shares	Exercise Price	Expiration Date
1,066	$9.30	May 1, 2005
4,724	$11.64	August 21, 2006
7,517	$11.64	June 6, 2007
5,194	$23.10	February 21, 2008
3,404	$15.42	February 26, 2008
16,212	$15.42	October 16, 2008
14,934	$16.74	October 19, 2008
2,688	$16.74	January 5, 2010
30,844	$23.10	March 30, 2011
28,138	$23.10	September 27, 2011
450,897	$8.46	April 11, 2008
684	$14.00	April 11, 2008
7,540	$8.46	June 27, 2008
573,105	$8.50	August 2, 2008

        Each of these warrants includes customary antidilution protection, including adjustments to the number of shares of common stock issuable upon exercise of the warrants in the event of a subdivision or combination of our common stock or the payment of a stock dividend on our common stock. Each of these warrants, with the exception of the 573,105 warrants which expire August 2, 2008, include a cashless exercise feature. The 573,105 warrants which expire August 2, 2008 include a cashless exercise feature only in the event that we fail to register, and maintain registration, of the shares underlying the warrants. The 573,105 warrants which expire August 2, 2008 also include call provisions whereby, effective one and a half years after issuance, we can call the warrants for exercise if our common stock trades, on a volume-weighted-average basis, at or above $17.00 per share. The warrants which expire on August 2, 2008 are not exercisable until February 2, 2005.

Registration Rights

        Pursuant to the terms of a registration rights agreement, the holders of approximately                        shares of common stock and warrants to acquire                         shares of common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the registration rights agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders are entitled to notice of such registration and are entitled to include shares of their common stock therein. Additionally, the holders are entitled to certain demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use our best efforts to effect that registration. We are not required to effect more than four of these demand registrations. In addition, the holders are entitled to registration rights pursuant to which they may require us to file a registration statement under the Securities Act on Form S-3 at our expense with respect to their shares of common stock, and we are required to use our best efforts to effect that registration. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within six months following this offering. In addition, our obligation to register shares of common stock terminates immediately with respect to a security holder holding 3% or less of our outstanding shares, provided that all shares held by the holder may be publicly sold within a three-

month period pursuant to the Securities Act. In any event, all registration rights terminate five years from the date of this prospectus.

        In July 2004, we entered into definitive purchase agreements with institutional and accredited investors for a $21.5 million private placement of up to 3,440,000 newly issued shares of common stock at a price of $6.25 per share and warrants to purchase up to an additional 688,000 shares of common stock at an exercise price of $8.50 per share. In August 2004, a partial closing of this private placement was consummated, resulting in aggregate gross proceeds to us of approximately $17.9 million and the issuance of 2,865,522 shares of common stock and warrants to purchase up to an additional 573,105 shares of common stock. In connection with the private placement we agreed to file the registration statement of which this prospectus forms a part with the Securities and Exchange Commission to permit the public resale of all or any portion of these shares or the shares issued upon exercise of these warrants and to keep the registration statement effective, subject to customary blackout periods, until the earlier of (i) (A) with respect to each selling stockholder's shares of common stock acquired in the private placement, the second anniversary after the date of issuance of such shares, and (B) with respect to each selling stockholder's shares of common stock issued upon exercise of the warrants acquired in the private placement, the third anniversary after the date of issuance of each selling stockholder's warrant, or (ii) the sale of all such shares of common stock covered by the registration statement.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and By-laws

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A "business combination" is defined as a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% or more of a corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

        In addition, some provisions of our certificate of incorporation and by-laws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might deem to be in his or her best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

        Stockholder Action; Special Meeting of Stockholders.    Our certificate of incorporation provides that stockholders may not take action by written consent, but only at a duly called annual or special meeting of stockholders. The certificate of incorporation further provides that special meetings of our stockholders may be called only by the chairman of the board of directors or a majority of the board of directors, and in no event may the stockholders call a special meeting. Thus, without approval by the chairman of the board of directors or a majority of the board of directors, stockholders may take no action between meetings.

        Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our by-laws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder's notice must be delivered to our secretary at our principal executive offices not less than 120 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year's annual meeting of stockholders. However, if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days from the time of the previous year's annual meeting, then a proposal shall be received no later than the later of the close of business on the sixtieth day prior to such annual meeting or on the tenth day following the date on which notice of the date of the meeting was mailed or a public announcement was made. The amended and restated by-laws also include a similar requirement for making nominations at special meetings and specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

        Authorized but Unissued Shares.    The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

        Super-majority Voting.    Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws requires a greater percentage. We have provisions in our certificate which require 75% of the voting power of all of the then outstanding shares of our capital stock to amend or repeal certain provisions in our certificate of incorporation which include, but is not limited to provisions which would reduce or eliminate the number of authorized common or preferred shares and all indemnification provisions. We also have provisions in our certificate which require 75% of the voting power of all of the then outstanding shares of our capital stock to adopt, amend or repeal any provision of our by-laws.

        Staggered Board.    Our certificate of incorporation and by-laws provide for the division of our board of directors into three classes, as nearly equal in size as possible, with staggered three-year terms. In addition, our certificate of incorporation and by-laws provide that directors may be removed without cause only by the affirmative vote of the holders of 75% of the shares of capital stock entitled to vote for the election of directors at an election of directors. Any one or more or all of the directors may be removed with cause only by the holders of at least a majority of the shares then entitled to vote at an election of directors. Under our certificate of incorporation and by-laws, any vacancy on the board of directors, for the election of directors, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The classification of the board of directors and the limitations on the removal of directors and filling of vacancies would have the effect of making it more difficult for a third party to acquire control of us, or of discouraging a third party from acquiring control of us.

Limitation of Liability

        Our certificate of incorporation provides that no director shall be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation shall not eliminate or limit liability to the extent that the elimination or limitation of such liability is not permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended.

        Our by-laws further provide for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. A principal effect of these provisions is to limit or eliminate the potential liability of our directors for monetary damages arising from breaches of their duty of care, subject to certain exceptions. These provisions may also shield directors from liability under federal and state securities laws.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SELLING STOCKHOLDERS

        In July 2004, we entered into definitive purchase agreements with institutional and accredited investors for a $21.5 million private placement of up to 3,440,000 newly issued shares of common stock at a price of $6.25 per share and warrants to purchase up to an additional 688,000 shares of common stock at an exercise price of $8.50 per share. In August 2004, a partial closing of this private placement was consummated, resulting in aggregate gross proceeds to us of approximately $17.9 million and the issuance of 2,865,522 shares of common stock and warrants to purchase up to an additional 573,105 shares of common stock. The warrants issued at this partial closing are not exercisable until February 2, 2005.

        We are registering for resale under this prospectus 3,438,627 shares of our common stock, consisting of 2,865,522 shares of common stock and 573,105 shares of common stock issuable upon the exercise of warrants that were issued to the selling stockholders in connection with the August 2004 partial closing of the private placement. The number of shares that will ultimately be issued to selling stockholders cannot be determined at this time because it depends on whether the selling stockholders elect to exercise the warrants.

        The table below sets forth information as of September 1, 2004, regarding ownership of our common stock by the selling stockholders and the number of shares that may be sold by them under this prospectus. The percentage ownership shown in the table is based on a total of 17,217,265 shares of common stock issued and outstanding as of September 1, 2004. The selling stockholders are not making any representation that the shares covered by this prospectus will be offered for sale. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock being registered. Because the selling stockholders may offer all or some portion of the shares of common stock listed in the table and may sell all, part or none of the shares of common stock listed pursuant to this prospectus or otherwise, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of the offering. See "Plan of Distribution" below.

        The number of shares owned by the selling stockholders is determined by rules promulgated by the Securities and Exchange Commission for beneficial ownership and is not necessarily indicative of ownership for any other purposes. Notwithstanding the preceding sentence, and although the warrants held by the selling stockholders are not exercisable within 60 days of September 1, 2004, the shares of common stock issuable upon exercise of the warrants held by the selling stockholders are included in the numbers set forth in the table below since those shares of common stock are included in this registration statement. However, for purposes of calculating each selling stockholder's percentage ownership, the shares of common stock issuable upon exercise of the warrants are included for that selling stockholder but not the warrants of any other selling stockholder.

        The persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them except as noted in the footnotes below based upon information provided to us by the selling stockholders.

        The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their shares since the date on which the information in the table is presented. Information about the selling stockholders may change over time.

        No selling stockholder has held any position nor had any material relationship with us or our affiliates during the past three years.

	Number of Shares Owned Before Offering		Number of Shares Offered Pursuant to this Prospectus
	Number	Percent	Number	Percent
Quaker Capital Partners I, L.P.(1)	957,590	5.6%	805,590	4.7%
Quaker Capital Partners II, L.P.(2)	530,611	3.1	445,911	2.6
Kings Road Investments Ltd.(3)	479,808	2.8	479,808	2.8
SF Capital Partners Ltd.(4)	239,904	1.4	239,904	1.4
Bay Resource Partners, L.P.(5)	97,260	*	97,260	*
Bay Resource Partners Offshore Fund, Ltd.(6)	44,844	*	44,844	*
Bay II Resource Partners, L.P.(7)	90,600	*	90,600	*
Thomas E. Claugus(8)	7,200	*	7,200	*
ADAR Investment Fund Ltd.(9)	187,925	1.1	187,925	1.1
Capital Ventures International(10)	159,936	*	159,936	*
Portside Growth and Opportunity Fund(11)	159,936	*	159,936	*
Atlas Equity I, Ltd.(12)	149,940	*	149,940	*
Sunrise Equity Partners, L.P.(13)	119,952	*	119,952	*
Bluegrass Growth Fund LP(14)	47,981	*	47,981	*
Bluegrass Growth Fund, Ltd.(15)	47,981	*	47,981	*
MFN LLC(16)	79,968	*	79,968	*
Smithfield Fiduciary LLC(17)	79,968	*	79,968	*
Ursus Capital, L.P.(18)	47,481	*	47,481	*
Ursus Offshore Ltd.(19)	32,487	*	32,487	*
Wasatch Funds, Inc. for Wasatch Global Science & Technology Fund(20)	22,991	*	22,991	*
Wasatch Funds, Inc. for Wasatch Micro Cap Value Fund(21)	42,983	*	42,983	*
Delta Opportunity Fund, Ltd.(22)	47,981	*	47,981	*
TOTAL	3,675,327	21.3	3,438,627	20.0

Footnotes:

*
Represents beneficial ownership of less than 1%.

(1)
Includes 823,325 shares of common stock, of which 671,325 are offered pursuant to this prospectus, and up to an additional 134,625 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(2)
Includes 456,292 shares of common stock, of which 371,592 are offered pursuant to this prospectus, and up to an additional 74,319 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(3)
Includes 399,840 shares of common stock, and up to an additional 79,968 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(4)
Includes 199,920 shares of common stock, and up to an additional 39,984 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(5)
Includes 81,050 shares of common stock, and up to an additional 16,210 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(6)
Includes 37,370 shares of common stock, and up to an additional 7,474 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(7)
Includes 75,500 shares of common stock, and up to an additional 15,100 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(8)
Includes 6,000 shares of common stock, and up to an additional 1,200 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(9)
Includes 156,604 shares of common stock, and up to an additional 31,321 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(10)
Includes 133,280 shares of common stock, and up to an additional 26,656 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(11)
Includes 133,280 shares of common stock, and up to an additional 26,656 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(12)
Includes 124,950 shares of common stock, and up to an additional 24,990 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(13)
Includes 99,960 shares of common stock, and up to an additional 19,992 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(14)
Includes 39,984 shares of common stock, and up to an additional 7,997 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(15)
Includes 39,984 shares of common stock, and up to an additional 7,997 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(16)
Includes 66,640 shares of common stock, and up to an additional 13,328 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(17)
Includes 66,640 shares of common stock, and up to an additional 13,328 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(18)
Includes 39,568 shares of common stock, and up to an additional 7,913 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(19)
Includes 27,073 shares of common stock, and up to an additional 5,414 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(20)
Includes 19,159 shares of common stock, and up to an additional 3,832 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(21)
Includes 35,819 shares of common stock, and up to an additional 7,164 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(22)
Includes 39,984 shares of common stock, and up to an additional 7,997 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

        Each of the selling stockholders represented to us, in connection with the completion of the private placement, that it was an accredited investor, was not organized for the specific purpose of acquiring the shares of common stock or warrants to purchase shares of our common stock, and was acquiring these shares and warrants in the private placement without any present intention of effecting a distribution of those shares, the warrants or the shares issuable upon exercise of the warrants other than in compliance with applicable securities laws. However, in recognition of the fact that the selling stockholders may desire the ability to sell those shares of our common stock that it owns or will own upon exercise of the warrants, in connection with the private placement we agreed to file the registration statement of which this prospectus forms a part with the Securities and Exchange Commission to permit the public resale of all or any portion of the shares or shares issuable upon exercise of the warrants held by the selling stockholders and to keep the registration statement effective until the earlier of (i) (A) with respect to each selling stockholder's shares of common stock acquired in the private placement, the second anniversary after the date of issuance of such shares, and (B) with respect to each selling stockholder's shares of common stock issued upon exercise of the warrants acquired in the private placement, the third anniversary after the date of issuance of each selling stockholder's warrant, or (ii) the sale of all such shares of common stock covered by the registration statement.

        We will bear all reasonable costs and expenses incident to the offering and sale of the shares to the public, including all registration, filing and qualification fees, printers' and accounting fees, but excluding any underwriting or brokerage commissions or similar charges and the fees and disbursement of counsel to the selling stockholders. See "Plan of Distribution" below.

        The series of Stock and Warrant Purchase Agreements by and among us and the selling stockholders dated as of July 29, 2004 provide generally that we will indemnify the selling stockholders for any losses incurred by them in connection with actions arising from any untrue statement of a material fact in the registration statement (including this prospectus and any amendments or supplements thereto) or any omission of a material fact required to be stated therein, unless such losses are based upon and in conformity with written information furnished to us by the selling stockholder expressly for use in the registration statement or based upon a failure by the selling stockholder to deliver this prospectus as required by applicable law. Similarly, the series of Stock and Warrant Purchase Agreements provide generally that each selling stockholder will indemnify us and our officers and directors for any losses incurred by them in connection with any action arising from any untrue statement of material fact in the registration statement relating to the shares or any omission of a material fact required to be stated therein, or necessary to make the statements therein not misleading to the extent based upon written information provided by each selling stockholder expressly for use in the registration statement. The indemnification obligation under the Stock and Warrant Purchase Agreement of each selling stockholder is limited to the net proceeds received by each selling stockholder from the sale of its shares offered in this prospectus.

PLAN OF DISTRIBUTION

        The shares of common stock offered hereby may be sold from time to time by the selling stockholders for their own accounts. We will receive none of the proceeds from this offering. We will bear substantially all costs and expenses incident to the offering and sale of the shares to the public, including legal fees and disbursements of counsel, "blue sky" expenses, accounting fees and filing fees, but excluding any brokerage commissions, discounts or similar charges.

        Resale of the shares by the selling stockholders are not subject to any underwriting agreement. The shares of common stock covered by this prospectus may be sold by the selling stockholders or by their permitted pledgees, donees, transferees, beneficiaries, distributees or successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. In addition, certain of the selling stockholders are corporations or partnerships which may, in the future, distribute their shares to their stockholders or partners, respectively. Those shares may later be sold by those stockholders or partners. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares offered by each selling stockholder may be sold from time to time:

  •
  at market prices prevailing at the time of sale,

  •
  at prices relating to such prevailing market prices, or

  •
  at negotiated prices.

        Such sales may be effected in the over-the-counter market, on the Nasdaq National Market, or on any exchange on which the shares may then be listed. We will supply the selling stockholders with reasonable quantities of this prospectus. The shares may be sold by one or more of the following:

  •
  one or more block trades in which a broker or dealer so engaged will attempt to sell all or a portion of the shares held by the selling stockholders as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  •
  in negotiated transactions; and

  •
  through other means.

        To the extent permitted by law, the selling stockholders may enter into hedging transactions when selling the shares. For example, the selling stockholders may:

  •
  sell shares short and redeliver such shares to close out their short positions;

  •
  enter into transactions involving short sales by the brokers or dealers;

  •
  enter into option or other types of transactions that require the selling stockholders to deliver shares to a broker or dealer, who then resells or transfer the shares under this prospectus; or

  •
  loan or pledge the shares to a broker or dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

        There is no assurance that any of the selling stockholders will sell any or all of the shares offered by them.

        The selling stockholders may effect sales through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the shares, or at private sales or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the selling stockholders and/or purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The selling stockholders may further agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act of 1933. Any broker-dealers that participate with the selling stockholders in the distribution of the shares may be deemed to be underwriters, and any commissions received by them and any profit on the resale of the shares positioned by them might be deemed to be underwriting compensation, within the meaning of the Securities Act of 1933, in connection with such sales. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

        We have agreed to keep the registration statement of which this prospectus forms a part effective until the earlier of (i) (A) with respect to each selling stockholder's shares of common stock, the second anniversary after the date of issuance of such shares, and (B) with respect to each selling stockholder's warrant shares, the third anniversary after the date of issuance of each selling stockholder's warrant, or (ii) the sale of all of the shares of common stock covered by the registration statement. Pursuant to the terms of our Stock and Warrant Purchase Agreements with the selling stockholders, we may temporarily suspend the rights of the selling stockholders to resell their shares pursuant to this prospectus under certain circumstances.

        We will inform the selling stockholders of the need for delivery of copies of this prospectus in connection with sales under the registration statement.

        Some states require that any shares sold in that state only be sold through registered or licensed brokers or dealers. In addition, some states require that the shares have been registered or qualified for sale in that state, or that there exists an exemption from the registration or qualification requirements and that the exemption has been complied with.

        Any shares covered by the prospectus that qualify for resale pursuant to Rule 144 under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this prospectus. In addition to selling the shares of common stock, the selling stockholders may transfer the shares by gift, distribution or other transfer not involving market makers or established trading markets.

        Our common stock is quoted on the Nasdaq National Market under the symbol "ACUS." American Stock Transfer & Trust Company is the transfer agent for shares of our common stock.

LEGAL MATTERS

        The legality of the shares is being passed upon for us by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

EXPERTS

        The consolidated financial statements of Acusphere, Inc. and subsidiaries as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the application of certain procedures to financial statement amounts in connection with a reverse stock split for the period from inception (July 12, 1993) to December 31, 2000 that were audited by other auditors who have ceased operations and for which they have expressed no opinion or other form of assurance other than with respect to such procedures) in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 and the period from inception (July 12, 1993) to December 31, 2000, of Acusphere Inc. had been audited by Arthur Andersen LLP, independent auditors, as indicated in their report with respect thereto. Such report is included in this prospectus in reliance upon the authority of such firm as experts in accounting and auditing in giving said report.

        Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, and we have not obtained their consent to do so in reliance upon Rule 437a of the Securities Act of 1933. The consolidated financial statements as of December 31, 1999 and 2000 and for each of the years in the three-year period ended December 31, 2000 are not presented herein.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the public reference room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may obtain information on the operation of the public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants who file electronically with the Securities and Exchange Commission. Our common stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning us may be inspected at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the Securities and Exchange Commission at the address listed above or from the Securities and Exchange Commission's Internet site (http://www.sec.gov).

ACUSPHERE, INC. AND SUBSIDIARIES
(A Development Stage Company)

TABLE OF CONTENTS

AUDITED FINANCIAL STATEMENTS
For the Years Ended December 31, 2001, 2002 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Acusphere, Inc.
Watertown, Massachusetts

        We have audited the accompanying consolidated balance sheets of Acusphere, Inc. and subsidiaries (the "Company") (a development stage company) as of December 31, 2002 and 2003, and the related consolidated statements of operations, redeemable convertible preferred stock, stockholders' (deficit) equity, and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2003 and for the period from July 12, 1993 (date of inception) through December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Company's financial statements for the period July 12, 1993 (date of inception) through December 31, 2000 were audited by other auditors who have ceased operations. The financial statements for the period July 12, 1993 (date of inception) through December 31, 2000 reflect total net losses of $53,113,128, of the related totals. The other auditors' report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such prior period, is based solely on the report of such other auditors.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended, December 31, 2003 and for the period from July 12, 1993 (date of inception) through December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

        As discussed above, the consolidated financial statements of Acusphere, Inc. for the period from inception (July 12, 1993) to December 31, 2000 were audited by other auditors who have ceased operations. As described in Note 2, these financial statements have been adjusted to reflect a one-for-six reverse stock split that was effected on September 12, 2003. We audited the adjustments described in Note 2 that were applied to revise these financial statements. Our audit procedures included (1) comparing the previously reported shares issued and outstanding per the Company's accounting analysis to the previously issued financial statements, and (2) recalculating the reduction in shares to give effect to the reverse stock split and testing the mathematical accuracy of the underlying analysis. In our opinion, such adjustments and disclosures are appropriate and such adjustments have been properly applied. However, we were not engaged to audit, review or apply any procedures to the consolidated financial statements from inception (July 12, 1993) to December 31, 2000 of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on these consolidated financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
March 15, 2004

This is a copy of a report previously issued by Arthur Andersen LLP. This report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent to the inclusion of its report in these financial statements. The financial statements as of December 31, 1999 and 2000 and for each of the years in the three-year period ended December 31, 2000 are not presented herein.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of
Acusphere, Inc. and Subsidiary:

        We have audited the accompanying consolidated balance sheets of Acusphere, Inc. (a Delaware corporation in the development stage) and subsidiary (the Company) as of December 31, 1999 and 2000, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' deficit and cash flows for each of the years in the three-year period ended December 31, 2000 and for the period from inception (July 12, 1993) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000 and for the period from inception (July 12, 1993) to December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 12, 2001

ACUSPHERE, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2002	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,796,238	$54,562,378
Short-term investments	195,698	—
Other current assets	428,837	712,673

Total current assets	8,420,773	55,275,051

PROPERTY AND EQUIPMENT, at cost:
Equipment and furniture	8,887,930	9,837,350
Leasehold improvements	98,195	122,505

Total property and equipment	8,986,125	9,959,855
Less accumulated depreciation and amortization	6,202,033	7,935,450

Property and equipment, net	2,784,092	2,024,405

OTHER ASSETS	2,162,196	1,624,797

TOTAL	$13,367,061	$58,924,253

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS' (DEFICIT) EQUITY
CURRENT LIABILITIES:
Current portion of long-term obligations	$3,564,655	$884,799
Accounts payable	737,715	1,519,981
Accrued expenses	1,219,744	1,939,012

Total current liabilities	5,522,114	4,343,792

LONG-TERM OBLIGATIONS, net of current portion	1,725,588	205,418

COMMITMENTS (Notes 9 and 10)
REDEEMABLE CONVERTIBLE PREFERRED STOCK, at carrying value; including accrued dividends; authorized, 32,106,077 and 5,000,000 shares as of December 31, 2002 and 2003, respectively; issued and outstanding, 31,145,083 and no shares as of December 31, 2002 and 2003, respectively	91,467,075	—

STOCKHOLDERS' (DEFICIT) EQUITY:
Common stock, $0.01 par value; authorized, 11,741,127 and 98,500,000 shares as of December 31, 2002 and 2003, respectively; issued, 1,218,876 and 14,294,533 shares as of December 31, 2002 and 2003, respectively; outstanding, 1,212,849 and 14,294,533 shares as of December 31, 2002 and 2003, respectively	12,189	142,945
Additional paid-in capital	34,029,519	201,422,784
Less treasury stock, 6,027 shares, at cost	(361)	—
Accumulated other comprehensive income	288	—
Deferred stock-based compensation	(1,793,404)	(1,723,229)
Deficit accumulated during the development stage	(117,595,947)	(145,467,457)

Total stockholders' (deficit) equity	(85,347,716)	54,375,043

TOTAL	$13,367,061	$58,924,253

See notes to consolidated financial statements.

ACUSPHERE, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

				Period from Inception (July 12, 1993) to December 31, 2003
	Year Ended December 31,
	2001	2002	2003
OPERATING EXPENSES:
Research and development(1)	$11,535,574	$13,545,084	$14,228,611	$72,553,098
General and administrative(1)	3,893,553	3,905,465	4,172,726	20,124,922
Stock-based compensation	1,075,606	2,195,202	1,307,052	4,667,585

Total operating expenses	16,504,733	19,645,751	19,708,389	97,345,605
Equity in loss of joint venture	(1,965,840)	(1,183,417)	—	(15,164,257)
Interest income	943,430	223,550	199,883	3,973,938
Other income (expense)	—	9,114	22,701	31,815
Interest expense	(750,049)	(1,299,746)	(2,437,632)	(6,705,898)

NET LOSS	(18,277,192)	(21,896,250)	(21,923,437)	(115,210,007)
Accretion of dividends and offering costs on preferred stock	(6,248,616)	(6,665,478)	(5,948,073)	(30,257,450)

NET LOSS AVAILABLE TO COMMON STOCKHOLDERS	$(24,525,808)	$(28,561,728)	$(27,871,510)	$(145,467,457)

NET LOSS AVAILABLE TO COMMON STOCKHOLDERS PER SHARE—Basic and diluted	$(50.81)	$(35.39)	$(6.66)

WEIGHTED-AVERAGE SHARES OUTSTANDING—Basic and diluted	482,713	807,119	4,187,672

(1) Excludes stock-based compensation as follows:
Research and development	$417,413	$915,085	$589,642	$1,994,143
General and administrative	658,193	1,280,117	717,410	2,673,442

	$1,075,606	$2,195,202	$1,307,052	$4,667,585

See notes to consolidated financial statements.

ACUSPHERE, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK,
STOCKHOLDERS' (DEFICIT) EQUITY, AND COMPREHENSIVE LOSS
Period from Inception (July 12, 1993) to December 31, 2003

			Stockholders' (Deficit) Equity
	Redeemable Convertible Preferred Stock
			Common Stock			Treasury Stock				Deficit Accumulated During the Development Stage
								Accumulated Other Comprehensive Income
	Number of Shares	Carrying Value	Number of Shares	$0.01 Par Value	Additional Paid-in Capital	Number of Shares	Cost		Deferred Stock-Based Compensation		Total Stockholders' (Deficit) Equity	Comprehensive Loss
INCEPTION OF COMPANY, JULY 12, 1993
Sale of common stock	—	$—	416,664	$4,167	$20,833	—	$—	$—	$—	$(19,819)	$5,181
Sale of Series A Redeemable Convertible Preferred Stock, net of stock issuance costs of $26,813	775,000	748,187	—	—	—	—	—	—	—	—	—
Accretion of offering costs	—	1,957	—	—	—	—	—	—	—	(1,957)	(1,957)
Net loss	—	—	—	—	—	—	—	—	—	(561,812)	(561,812)	$(561,812)

BALANCE, DECEMBER 31, 1994	775,000	750,144	416,664	4,167	20,833	—	—	—	—	(583,588)	(558,588)
Sale of common stock	—	—	5,585	56	3,295	—	—	—	—	—	3,351
Sale of Series B Redeemable Convertible Preferred Stock, net of issuance costs of $45,024	2,265,625	3,579,976	—	—	—	—	—	—	—	—	—
Issuance of common stock for services performed	—	—	32,435	324	20,829	—	—	—	—	—	21,153
Issuance of preferred stock for services performed	41,169	41,169	—	—	—	—	—	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	6,027	(361)	—	—	—	(361)
Accretion of offering costs	—	5,055	—	—	—	—	—	—	—	(5,055)	(5,055)
Net loss	—	—	—	—	—	—	—	—	—	(1,970,102)	(1,970,102)	$(1,970,102)

See notes to consolidated financial statements.

ACUSPHERE, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK,
STOCKHOLDERS' (DEFICIT) EQUITY, AND COMPREHENSIVE LOSS—(Continued)
Period from Inception (July 12, 1993) to December 31, 2003

			Stockholders' (Deficit) Equity
	Redeemable Convertible Preferred Stock
			Common Stock			Treasury Stock				Deficit Accumulated During the Development Stage
								Accumulated Other Comprehensive Income
	Number of Shares	Carrying Value	Number of Shares	$0.01 Par Value	Additional Paid-in Capital	Number of Shares	Cost		Deferred Stock-Based Compensation		Total Stockholders' (Deficit) Equity	Comprehensive Loss
BALANCE, DECEMBER 31, 1995	3,081,794	$4,376,344	454,684	$4,547	$44,957	6,027	$(361)	—	—	$(2,558,745)	$(2,509,602)
Exercise of stock options	—	—	1,736	17	1,094	—	—	—	—	—	1,111
Issuance of common stock for services performed	—	—	6,322	63	7,102	—	—	—	—	—	7,165
Sale of Series C Redeemable Convertible Preferred Stock, net of issuance costs of $44,915	3,913,551	8,330,084	—	—	—	—	—	—	—	—	—
Purchase and retirement of common stock	—	—	(47,860)	(479)	(520)	—	—	—	—	—	(999)
Unrealized loss on short-term investments	—	—	—	—	—	—	—	(17,499)	—	—	(17,499)	$(17,499)
Accretion of dividends and offering costs on preferred stock	—	720,015	—	—	—	—	—	—	—	(720,015)	(720,015)
Net loss	—	—	—	—	—	—	—	—	—	(2,633,519)	(2,633,519)	(2,633,519)

Comprehensive net loss												$(2,651,018)

BALANCE, DECEMBER 31, 1996	6,995,345	13,426,443	414,882	4,148	52,633	6,027	(361)	(17,499)	—	(5,912,279)	(5,873,358)
Exercise of stock options	—	—	352	4	207	—	—	—	—	—	211
Sale of Series D Redeemable Convertible Preferred Stock, net of issuance costs of $39,895	3,405,624	10,176,977	—	—	—	—	—	—	—	—	—
Unrealized gain on short-term investments	—	—	—	—	—	—	—	19,367	—	—	19,367	$19,367
Accretion of dividends and offering costs on preferred stock	—	1,435,260	—	—	—	—	—	—	—	(1,435,260)	(1,435,260)
Net loss	—	—	—	—	—	—	—	—	—	(4,942,576)	(4,942,576)	(4,942,576)

Comprehensive net loss												$(4,923,209)

See notes to consolidated financial statements.

ACUSPHERE, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK,
STOCKHOLDERS' (DEFICIT) EQUITY, AND COMPREHENSIVE LOSS—(Continued)
Period from Inception (July 12, 1993) to December 31, 2003

			Stockholders' (Deficit) Equity
	Redeemable Convertible Preferred Stock
			Common Stock			Treasury Stock				Deficit Accumulated During the Development Stage
								Accumulated Other Comprehensive Income
	Number of Shares	Carrying Value	Number of Shares	$0.01 Par Value	Additional Paid-in Capital	Number of Shares	Cost		Deferred Stock-Based Compensation		Total Stockholders' (Deficit) Equity	Comprehensive Loss
BALANCE, DECEMBER 31, 1997	10,400,969	$25,038,680	415,234	$4,152	$52,840	6,027	$(361)	$1,868	—	$(12,290,115)	$(12,231,616)
Exercise of stock options	—	—	6,570	66	4,755	—	—	—	—	—	4,821
Sale of Series E Redeemable Convertible Preferred Stock, net of issuance costs of $13,140	757,577	2,486,864	—	—	—	—	—	—	—	—	—
Deferred stock-based compensation related to issuance of common stock for services performed	—	—	8,334	83	16,417	—	—	—	(16,500)	—	—
Issuance of Series D and E Redeemable Convertible Preferred Stock warrants in connection with debt offering	—	—	—	—	311,000	—	—	—	—	—	311,000
Unrealized loss on short-term investments	—	—	—	—	—	—	—	(694)	—	—	(694)	$(694)
Accretion of dividends and offering costs on preferred stock	—	2,410,878	—	—	—	—	—	—	—	(2,410,878)	(2,410,878)
Net loss	—	—	—	—	—	—	—	—	—	(9,415,091)	(9,415,091)	(9,415,091)

Comprehensive net loss												$(9,415,785)

See notes to consolidated financial statements.

ACUSPHERE, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK,
STOCKHOLDERS' (DEFICIT) EQUITY, AND COMPREHENSIVE LOSS—(Continued)
Period from Inception (July 12, 1993) to December 31, 2003

			Stockholders' (Deficit) Equity
	Redeemable Convertible Preferred Stock
			Common Stock			Treasury Stock				Deficit Accumulated During the Development Stage
								Accumulated Other Comprehensive Income
	Number of Shares	Carrying Value	Number of Shares	$0.01 Par Value	Additional Paid-in Capital	Number of Shares	Cost		Deferred Stock-Based Compensation		Total Stockholders' (Deficit) Equity	Comprehensive Loss
BALANCE, DECEMBER 31, 1998	11,158,546	$29,936,422	430,138	$4,301	$385,012	6,027	$(361)	$1,174	$(16,500)	$(24,116,084)	$(23,742,458)
Exercise of stock options	—	—	3,500	35	2,265	—	—	—	—	—	2,300
Deferred stock-based compensation related to issuance of common stock options to nonemployees for services performed	—	—	—	—	9,562	—	—	—	(9,562)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	4,620	—	4,620
Unrealized loss on short-term investments	—	—	—	—	—	—	—	(1,174)	—	—	(1,174)	$(1,174)
Accretion of dividends and offering costs on preferred stock	—	2,603,723	—	—	—	—	—	—	—	(2,603,723)	(2,603,723)
Net loss	—	—	—	—	—	—	—	—	—	(9,141,450)	(9,141,450)	(9,141,450)

Comprehensive net loss												$(9,142,624)

See notes to consolidated financial statements.

ACUSPHERE, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK,
STOCKHOLDERS' (DEFICIT) EQUITY, AND COMPREHENSIVE LOSS—(Continued)
Period from Inception (July 12, 1993) to December 31, 2003

			Stockholders' (Deficit) Equity
	Redeemable Convertible Preferred Stock
			Common Stock			Treasury Stock				Deficit Accumulated During the Development Stage
								Accumulated Other Comprehensive Income
	Number of Shares	Carrying Value	Number of Shares	$0.01 Par Value	Additional Paid-in Capital	Number of Shares	Cost		Deferred Stock-Based Compensation		Total Stockholders' (Deficit) Equity	Comprehensive Loss
BALANCE, DECEMBER 31, 1999	11,158,546	$32,540,145	433,638	$4,336	$396,839	6,027	$(361)	—	$(21,442)	$(35,861,257)	$(35,481,885)
Exercise of stock options	—	—	24,618	246	24,791	—	—	—	—	—	25,037
Sale of Series F Redeemable Convertible Preferred Stock, net of issuance costs of $1,309,965	6,325,329	28,735,348	—	—	—	—	—	—	—	—	—
Sale of Series G Redeemable Convertible Preferred Stock	1,232,308	12,015,003	—	—	—	—	—	—	—	—	—
Sale of Series H Redeemable Convertible Preferred Stock	1,127,819	7,499,996	—	—	—	—	—	—	—	—	—
Issuance of restricted common stock for services performed	—	—	1,369	14	7,786	—	—	—	—	—	7,800
Issuance of common stock for services performed	—	—	1,667	17	3,283	—	—	—	—	—	3,300
Issuance of Series E Redeemable Convertible Preferred Stock warrants in connection with capital lease obligation	—	—	—	—	33,880	—	—	—	—	—	33,880
Deferred stock-based compensation related to employees and nonemployees	—	—	—	—	162,442	—	—	—	(162,442)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	12,318	—	12,318
Unrealized gain on short-term investments	—	—	—	—	—	—	—	16,511	—	—	16,511	$16,511
Accretion of dividends and offering costs on preferred stock	—	4,218,395	—	—	—	—	—	—	—	(4,218,395)	(4,218,395)
Net loss	—	—	—	—	—	—	—	—	—	(24,428,759)	(24,428,759)	(24,428,759)

Comprehensive net loss												$24,412,248

See notes to consolidated financial statements.

ACUSPHERE, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK,
STOCKHOLDERS' (DEFICIT) EQUITY, AND COMPREHENSIVE LOSS—(Continued)
Period from Inception (July 12, 1993) to December 31, 2003

			Stockholders' (Deficit) Equity
	Redeemable Convertible Preferred Stock
			Common Stock			Treasury Stock				Deficit Accumulated During the Development Stage
								Accumulated Other Comprehensive Income
	Number of Shares	Carrying Value	Number of Shares	$0.01 Par Value	Additional Paid-in Capital	Number of Shares	Cost		Deferred Stock-Based Compensation		Total Stockholders' (Deficit) Equity	Comprehensive Loss
BALANCE, DECEMBER 31, 2000	19,844,002	$85,008,887	461,292	$4,613	$629,021	6,027	$(361)	$16,511	$(171,566)	$(64,508,411)	$(64,030,193)
Exercise of stock options	—	—	35,823	358	51,762	—	—	—	—	—	52,120
Issuance of restricted common stock	—	—	13,790	138	347,539	—	—	—	(344,391)	—	3,286
Sale of Series I Redeemable Convertible Preferred Stock, net of issuance costs of $27,345	1,370,324	6,481,694	—	—	—	—	—	—	—	—	—
Issuance of Series F Redeemable Convertible Preferred Stock warrants in connection with facility lease	—	—	—	—	536,402	—	—	—	—	—	536,402
Issuance of Series F Redeemable Convertible Preferred Stock warrants in connection with capital lease obligation	—	—	—	—	79,134	—	—	—	—	—	79,134
Issuance of Series F Redeemable Convertible Preferred Stock warrants in connection with debt offering	—	—	—	—	594,698	—	—	—	—	—	594,698
Deferred stock-based compensation related to employees and nonemployees	—	—	—	—	5,004,423	—	—	—	(5,004,423)	—	—
Reversal of deferred compensation for terminated employees	—	—	—	—	(31,281)	—	—	—	31,281	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	1,075,606	—	1,075,606
Unrealized loss on short-term investments	—	—	—	—	—	—	—	(12,942)	—	—	(12,942)	$(12,942)
Accretion of dividends and offering costs on preferred stock	—	6,248,616	—	—	—	—	—	—	—	(6,248,616)	(6,248,616)
Net loss	—	—	—	—	—	—	—	—	—	(18,277,192)	(18,277,192)	(18,277,192)

Comprehensive net loss												$(18,290,134)

See notes to consolidated financial statements.

ACUSPHERE, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK,
STOCKHOLDERS' (DEFICIT) EQUITY, AND COMPREHENSIVE LOSS—(Continued)
Period from Inception (July 12, 1993) to December 31, 2003

			Stockholders' (Deficit) Equity
	Redeemable Convertible Preferred Stock
			Common Stock			Treasury Stock				Deficit Accumulated During the Development Stage
								Accumulated Other Comprehensive Income
	Number of Shares	Carrying Value	Number of Shares	$0.01 Par Value	Additional Paid-in Capital	Number of Shares	Cost		Deferred Stock-Based Compensation		Total Stockholders' (Deficit) Equity	Comprehensive Loss
BALANCE, DECEMBER 31, 2001	21,214,326	$97,739,197	510,905	$5,109	$7,211,698	6,027	$(361)	$3,569	$(4,413,493)	$(89,034,219)	$(86,227,697)
Exercise of stock options	—	—	8,560	86	29,028	—	—	—	—	—	29,114
Sale of Series J Redeemable Convertible Preferred Stock, net of issuance costs of $856,034	10,736,960	14,283,074	—	—	—	—	—	—	—	—	—
Exchange of Series B, E and F to Series J-1 for contribution greater than pro-rata share	3,232,930	—	—	—	—	—	—	—	—	—	—
Conversion of preferred shares to common	(4,039,133)	(24,381,916)	699,411	6,994	24,374,922	—	—	—	—	—	24,381,916
Reversal of deferred compensation for terminated employees	—	—	—	—	(424,887)	—	—	—	424,887	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	2,195,202	—	2,195,202
Unrealized loss on short-term investments	—	—	—	—	—	—	—	(3,281)	—	—	(3,281)	$(3,281)
Accretion of dividends and offering costs on preferred stock	—	6,665,478	—	—	—	—	—	—	—	(6,665,478)	(6,665,478)
Dividends forfeited on preferred stock conversion	—	(2,838,758)	—	—	2,838,758	—	—	—	—	—	2,838,758
Net loss	—	—	—	—	—	—	—	—	—	(21,896,250)	(21,896,250)	(21,896,250)

Comprehensive net loss												$(21,899,531)

See notes to consolidated financial statements.

ACUSPHERE, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK,
STOCKHOLDERS' (DEFICIT) EQUITY, AND COMPREHENSIVE LOSS—(Continued)
Period from Inception (July 12, 1993) to December 31, 2003

			Stockholders' (Deficit) Equity
	Redeemable Convertible Preferred Stock
			Common Stock			Treasury Stock				Deficit Accumulated During the Development Stage
								Accumulated Other Comprehensive Income
	Number of Shares	Carrying Value	Number of Shares	$0.01 Par Value	Additional Paid-in Capital	Number of Shares	Cost		Deferred Stock-Based Compensation		Total Stockholders' (Deficit) Equity	Comprehensive Loss
BALANCE, DECEMBER 31, 2002	31,145,083	$91,467,075	1,218,876	$12,189	$34,029,519	6,027	$(361)	$288	$(1,793,404)	$(117,595,947)	$(85,347,716)
Exercise of stock options	—	—	34,395	344	67,800	—	—	—	—	—	68,144
Issuance of restricted common stock	—	—	14,956	150	102,149	—	—	—	(102,299)	—	—
Warrants issued with convertible notes	—	—	—	—	761,500	—	—	—	—	—	761,500
Retirement of treasury stock	—	—	(6,027)	(60)	(301)	(6,027)	361	—	—	—	—
Conversion of preferred shares to common	(3,731,999)	(9,123,216)	732,600	7,326	9,115,890	—	—	—	—	—	9,123,216
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	1,307,052	—	1,307,052
Deferred stock-based compensation related to employees	—	—	—	—	1,396,347	—	—	—	(1,396,347)	—	—
Reversal of deferred compensation	—	—	—	—	(261,769)	—	—	—	261,769	—	—
Issuance of common stock from exercise of warrant	—	—	998	10	(10)	—	—	—	—	—	—
Unrealized loss on short-term investments	—	—	—	—	—	—	—	(288)	—	—	(288)	$(288)
Accretion of dividends and offering costs on preferred stock	—	5,948,073	—	—	—	—	—	—	—	(5,948,073)	(5,948,073)
Dividends forfeited on preferred stock conversion	—	(23,521,685)	—	—	23,521,685	—	—	—	—	—	23,521,685
Issuance of common stock from initial public offering ("IPO"), net of offering costs	—	—	3,750,000	37,500	47,580,943	—	—	—	—	—	47,618,443
Issuance of common stock from convertible notes payable and accrued interest, at IPO	—	—	2,411,846	24,118	20,400,152	—	—	—	—	—	20,424,270
Conversion of preferred shares to common, at IPO	(27,413,084)	(64,770,247)	6,136,889	61,368	64,708,879	—	—	—	—	—	64,770,247
Net loss	—	—	—	—	—	—	—	—	—	(21,923,437)	(21,923,437)	(21,923,437)

Comprehensive net loss												$(21,923,725)

BALANCE, DECEMBER 31, 2003	—	$—	14,294,533	$142,945	$201,422,784	—	$—	$—	$(1,723,229)	$(145,467,457)	$54,375,043

(Concluded)

See notes to consolidated financial statements.

ACUSPHERE, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Period From Inception (July 12, 1993) to December 31, 2003
	Year Ended December 31,
	2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(18,277,192)	$(21,896,250)	$(21,923,437)	$(115,210,007)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	1,075,606	2,195,202	1,307,052	4,667,585
Depreciation and amortization	1,652,334	1,747,372	1,733,417	8,749,764
Noncash interest expense	186,050	383,698	1,120,526	1,969,268
Noncash rent expense	—	53,640	53,640	107,280
Equity in loss from joint venture	1,965,840	1,183,417	—	15,164,257
Changes in operating assets and liabilities:
Due from joint venture	(2,371,572)	(777,685)	—	(3,149,257)
Other current assets	(243,070)	4,599	(283,836)	(829,934)
Accounts payable	333,148	(717,721)	782,267	1,519,983
Accrued expenses	(533,224)	141,585	1,703,194	2,922,939

Net cash used in operating activities	(16,212,080)	(17,682,143)	(15,507,177)	(84,088,122)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(47,153)	(686,613)	(534,713)	(1,777,598)
(Increase) decrease in other assets	(288,033)	(33,640)	(119,220)	(1,738,246)
Investment in joint venture	—	—	—	(12,015,000)
Maturities (purchases) of short-term investments	11,206,122	9,143,199	195,410	17,499

Net cash provided by (used in) investing activities	10,870,936	8,422,946	(458,523)	(15,513,345)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term debt	(4,653,813)	(3,513,221)	(4,395,089)	(17,781,218)
Proceeds from long-term debt	5,000,000	—	19,440,342	29,440,342
Proceeds from financing of equipment	—	—	—	347,960
Net proceeds from sale of redeemable convertible preferred stock	6,481,694	14,283,074	—	94,337,203
Net proceeds from sale of common stock in initial public offering	—	—	47,618,443	47,618,443
Proceeds from exercise of stock options	55,406	29,114	68,144	202,475
Purchase of treasury stock	—	—	—	(1,360)

Net cash provided by financing activities	6,883,287	10,798,967	62,731,840	154,163,845

NET INCREASE IN CASH AND CASH EQUIVALENTS CASH AND CASH EQUIVALENTS,	$1,542,143	$1,539,770	$46,766,140	$54,562,378
Beginning of period	4,714,325	6,256,468	7,796,238	—

CASH AND CASH EQUIVALENTS, End of period	$6,256,468	$7,796,238	$54,562,378	$54,562,378

SUPPLEMENTAL SCHEDULE OF CASH FLOWS INFORMATION:
Cash paid during the period for interest	$563,999	$916,048	$1,317,106	$4,735,941

SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING TRANSACTIONS:
Equipment acquired under capital lease obligations	$3,230,272	$—	$—	$8,894,983

Unrealized (loss) on investments	$(12,942)	$(3,281)	$(288)	$—

Warrant issued with facility lease	$536,402	$—	$—	$536,402

Discount on long-term debt and capital lease obligations	$673,832	$—	$—	$1,018,712

Deferred compensation for services to be performed	$5,340,204	$—	$1,236,877	$6,768,885

Accretion of preferred stock dividends and offering costs	$6,248,616	$6,665,478	$5,948,073	$30,257,450

Dividends forfeited on preferred stock conversion	$—	$2,838,758	$23,521,685	$26,360,443

Write-off of net amount due from joint venture	$—	$371,953	$—	$371,953

Warrants issued with convertible notes	$—	$—	$761,500	$761,500

Warrants exercised for common stock	$—	$—	$10	$10

Promissory notes and accrued interest converted into common stock, at IPO	$—	$—	$20,424,270	$20,424,270

(Concluded)

See notes to consolidated financial statements.

ACUSPHERE, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Operations

        Acusphere, Inc. and Subsidiaries ("Acusphere" or the "Company") is a specialty pharmaceutical company that develops new drugs and improved formulations of existing drugs using its proprietary microparticle technology.

        Acusphere is in the development stage and is devoting substantially all of its efforts towards the research and development of its product candidates and raising capital. Acusphere is subject to a number of risks similar to those of other development stage companies. Principal among these risks are the need to develop commercially usable products, competition from substitute products and larger companies, dependence on key individuals, and the need to obtain adequate financing necessary to fund product development.

2.    Summary of Significant Accounting Policies

        The accompanying consolidated financial statements reflect the application of certain accounting policies described below and elsewhere in the notes to the consolidated financial statements.

        Principles of Consolidation—The accompanying consolidated financial statements include the amounts of Acusphere, Inc. and its two wholly owned subsidiaries, Acusphere Securities Corporation and Acusphere Newco, Ltd. Acusphere Securities Corporation was established in December 1996 as a Massachusetts securities corporation. Acusphere Newco, Ltd., as established in June 2000 by the Company and Elan Corporation, plc. ("Elan"), was 80.1% owned by the Company. In September 2002, the joint venture relationship was terminated at which time Acusphere Newco, Ltd. became a wholly owned subsidiary of the Company. In February 2003, Acusphere Newco, Ltd. was dissolved. The Company's investment in Acusphere Newco, Ltd. was accounted for under the equity method from inception through the termination date of the joint venture relationship and consolidated from that date through February 2003 (see Note 4). All intercompany balances and transactions have been eliminated in consolidation.

        Stock Split—On September 12, 2003, the Company effected a 1-for-6 reverse stock split. All share and per share amounts in the consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock split, including reclassifying an amount equal to the reduction in par value to additional paid-in capital.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimated or assumed.

        Cash, Cash Equivalents, and Short-Term Investments—Cash equivalents consist of short-term, highly liquid investments, including money market accounts, with original maturity dates of 90 days or less when purchased. Cash equivalents are carried at cost, which approximates their fair market value. Short-term investments at December 31, 2002 primarily consisted of investments in U.S. Treasury bonds that mature within one year from the date of purchase, are reported at fair value and are classified as available for sale.

        Property and Equipment—Property and equipment are recorded at cost and depreciated over their estimated useful lives of three to five years using the straight-line method. Equipment under capital leases and leasehold improvements is depreciated over the remainder of the lease term. Acusphere reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of certain assets might not be recoverable and recognizes a loss when it is probable that the estimated future cash flows will be less than the carrying value of the asset. Expenditures for maintenance and repairs are charged to expense as incurred.

        Other Assets—Other assets consist of deposits to vendors for the manufacture of laboratory equipment, security deposits, and deferred rent expense.

        Fair Value of Financial Instruments—The carrying amounts of Acusphere's financial instruments, which include cash equivalents, short-term investments, accounts payable, accrued expenses, and long-term obligations, approximate their fair values.

        Concentrations of Credit Risk and Limited Suppliers—The financial instruments that potentially subject Acusphere to concentrations of credit risk are cash and cash equivalents. Acusphere's cash and cash equivalents are maintained with a highly rated commercial bank and its related investment management company.

        Acusphere relies on certain materials used in its development process, each of which are available from limited sources. The failure of a supplier, including a subcontractor, to deliver on schedule could delay or interrupt the development process and thereby adversely affect Acusphere's operating results.

        Research and Development Expenses—Research and development costs primarily consist of salaries and related expenses for personnel and capital resources. Other research and development expenses include fees paid to consultants and outside service providers and the costs of materials used in clinical trials and research and development. Acusphere charges all research and development expenses to operations as incurred, net of expenses reimbursed from third parties.

        Income Taxes—Deferred tax liabilities and assets are provided for differences between the book and tax bases of existing assets and liabilities and tax loss carryforwards and credits, using tax rates expected to be in effect in the years in which differences are expected to reverse. Valuation allowances are provided to the extent realization of tax assets is not considered likely.

        Stock-Based Compensation—Acusphere's employee stock option plan is accounted for using the intrinsic-value-based method of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The intrinsic method requires that compensation expense, if any, be determined by calculating the difference between the fair value of the Company's common stock and the strike price of the option at a measurement date. The measurement date is generally when the number of shares and the strike price of the option are known. Acusphere uses the fair-value method to account for nonemployee stock-based compensation.

        Acusphere has computed the pro forma disclosures required under SFAS No. 123, "Accounting for Stock-Based Compensation," for options granted using the Black-Scholes option-pricing model prescribed by SFAS No. 123. The assumptions used and weighted-average information are as follows:

	December 31,
	2001	2002	2003
Risk-free interest rate	3.54% - 4.76%	3.22% - 4.76%	2.53% - 3.12%
Expected dividend yield	—	—	—
Expected lives	4 years	4 years	4 years
Expected volatility	60%	60%	60%-100%
Weighted-average fair value of options granted	$24.48	$4.38	$6.20

        Had compensation cost for the plan been determined consistent with SFAS No. 123, Acusphere's net loss would have been the following pro forma amounts:

	Year Ended December 31,
	2001	2002	2003
Applicable to common stockholders:
Net loss—as reported	$(24,525,808)	$(28,561,728)	$(27,871,510)
Add: Stock-based compensation expense included in reported net loss	929,389	2,167,834	1,211,273
Deduct: Stock-based compensation expense determined under fair value method	(1,364,928)	(2,279,228)	(1,184,230)

Net loss—proforma	$(24,961,347)	$(28,673,122)	$(27,844,467)

Net loss per share (basic and diluted):
As reported	$(50.81)	$(35.39)	$(6.66)

Pro forma	$(51.71)	$(35.53)	$(6.65)

        Net Loss Per Share—Basic and diluted net loss per common share is calculated by dividing the net loss applicable to common stockholders by the weighted-average number of unrestricted common shares outstanding during the period. Diluted net loss per common share is the same as basic net loss per common share, since the effects of potentially dilutive securities are antidilutive for all periods presented. Antidilutive securities, which consist of redeemable convertible preferred stock, stock options, warrants, and restricted common stock that are not included in the diluted net loss per share calculation, aggregated 4,120,371, 7,853,360, and 1,758,029 as of December 31, 2001, 2002, and 2003,

respectively. The following table reconciles the weighted-average common shares outstanding to the shares used in the computation of basic and diluted weighted-average common shares outstanding:

	Year Ended December 31,
Historical
	2001	2002	2003
Weighted-average common shares outstanding	490,330	816,720	4,191,321
Less weighted-average restricted common shares outstanding	(7,617)	(9,601)	(3,649)

Basic and diluted weighted-average common shares outstanding	482,713	807,119	4,187,672

        Comprehensive Loss—Comprehensive loss is defined as the change in stockholders' (deficit) equity during a period from transactions and other events and circumstances from non-owner sources. Acusphere has disclosed comprehensive loss for all periods presented in the accompanying consolidated statements of redeemable convertible preferred stock, stockholders' (deficit) equity, and comprehensive loss.

        Disclosures About Segments of an Enterprise—Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions regarding resource allocation and assessing performance. To date, Acusphere has viewed its operations and manages its business as principally one operating segment.

        Recently Issued Accounting Pronouncements—In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which was amended by FIN 46R issued in December 2003. This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities (VIEs) that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) for which the equity investors lack an essential characteristic of a controlling financial interest. This Interpretation applies immediately to VIEs created after January 31, 2003. It also applies in the first fiscal year or interim period ending after March 15, 2004, to VIEs created before February 1, 2003 in which an enterprise holds a variable interest. FIN 46 requires disclosure of VIEs in financial statements issued after January 31, 2003, if it is reasonably possible that as of the transition date: (1) the company will be the primary beneficiary of an existing VIE that will require consolidation or, (2) the company will hold a significant variable interest in, or have significant involvement with, an existing VIE. We are currently in the process of completing our review of the requirements of FIN 46. However, we have not yet identified any entities that require disclosure or entities that would require consolidation under FIN 46 that had not previously been consolidated as a result of FIN 46.

3.    Balance Sheet Data

	As of December 31,
	2002	2003
Other assets consist of the following:
Deposits	$1,647,038	$1,195,672
Other assets	515,158	429,125

	$2,162,196	$1,624,797

Accrued expenses consist of the following:
Accrued contract services	$522,002	$882,696
Accrued vacation	315,771	316,644
Accrued bonus	—	350,000
Other accrued expenses	381,971	389,672

	$1,219,744	$1,939,012

4.    Joint Venture

        In June 2000, Acusphere and Elan formed a joint venture, Acusphere Newco, Ltd., to develop compounds to be delivered via the pulmonary route using Acusphere's microparticle technology.

        The joint venture was formed by issuing preferred and common stock valued at $15,000,000 to Acusphere and Elan. Elan also purchased shares of Acupshere's Series G Nonvoting Redeemable Convertible Preferred Stock for total proceeds of $12,015,003. As discussed above and in Note 2, until September 30, 2002, Acusphere owned an 80.1% interest in the joint venture and Elan owned a 19.9% nonvoting interest. While Acusphere owned 100% of the voting common shares, Elan and its subsidiaries retained significant minority investor rights that were considered "participating rights" as defined in Emerging Issues Task Force ("EITF") Issue No. 96-16, "Investors' Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder Has Certain Approval or Veto Rights." Elan's participating rights consisted of joint and equal participation with Acusphere in the joint venture's operating and capital decisions through equal representation and participation in the joint venture's management and research and development committees. Elan's participating rights overcame the presumption that Acusphere exercised control over the joint venture. Accordingly, Acusphere did not consolidate the financial statements of the joint venture but, instead, accounted for its investment in the joint venture under the equity method of accounting.

        In conjunction with a private equity financing completed by Acusphere in July 2002, the preferred stock then held by Elan and carried at an aggregate value of $21,049,000 was converted into 419,575 shares of Acusphere common stock.

        In September 2002, Elan and Acusphere terminated the joint venture agreement. This termination resulted in the assignment to Acusphere of development rights to any project undertaken by the joint venture since its formation in exchange for Elan's minority participation in certain revenues that may be realized in the future relating to technology developed by the joint venture. In connection with the termination of the joint venture, Acusphere recognized as a loss an amount previously due from Elan of $374,000. Upon termination of the joint venture, Acusphere Newco, Ltd. became a wholly owned subsidiary of Acusphere and was consolidated in the Company's financial statements until this subsidiary was dissolved in February 2003.

5.    Long-Term Debt

        The carrying value of long-term debt is as follows at December 31:

	2002	2003
Capital lease obligations	$2,342,045	$1,090,217
Subordinated loans payable	2,948,198	—

	5,290,243	1,090,217
Less current maturities	3,564,655	884,799

Long-term debt, net	$1,725,588	$205,418

        Capital Lease Obligations—Acusphere leases capital equipment under various capital lease arrangements. The remaining monthly payments range from $3,708 to $46,222 with maturities through April 2005. As part of these and prior lease agreements entered into by the Company, the leasing companies were granted warrants to purchase an aggregate of 32,128 shares of common stock at a purchase price per share equal to the then-current fair value. In conjunction with these grants, Acusphere recorded the deemed fair value of these warrants as a reduction of the capital lease obligations based upon the Black-Scholes option-pricing model and is amortizing these discounts using the effective-interest-rate method through the respective maturity dates of the leases. Interest rates for the above leases range from 6.7% to 8.6%. Acusphere does not have any additional borrowing availability under these lease arrangements as of December 31, 2003.

        Future payments under all capital lease agreements are as follows as of December 31, 2003:

Year Ending December 31,
2004	$941,180
2005	208,524

Total future minimum lease payments	1,149,704
Less amount representing interest	59,487

Present value of future minimum lease payments	1,090,217
Less current portion of capital leases	884,799

Long-term portion of capital leases	$205,418

        At December 31, 2003, the cost and net carrying value of equipment under capital leases amounted to approximately $2,549,000 and $905,000, respectively.

        Subordinated Loans Payable—In September 2001, Acusphere entered into notes payable agreements (the "notes") with two financing institutions for a total amount of $5,000,000. The notes specified six monthly interest-only payments which began in October 2001 and 24 monthly principal and interest installments thereafter. The notes bore interest at 15% per annum. The balance of the notes was paid in full in 2003.

        In conjunction with the issuance of the notes, Acusphere issued warrants to purchase an aggregate of 28,138 shares of common stock for $650,000, subject to adjustment under certain circumstances, as defined. Based on the relative value of the notes and the deemed value of the warrants, Acusphere allocated a total of $594,698 of proceeds to the warrants. The carrying value of the notes was reduced by the unamortized discount. Acusphere has amortized this discount using the effective-interest-rate method through June 2003 when the debt was repaid in full. During 2001, 2002 and 2003, Acusphere recorded $87,617, $330,279 and $176,802, respectively of interest expense relating to the amortization of the discount on the notes.

        Convertible Promissory Notes—On April 11, 2003, the Company issued subordinated convertible promissory notes to existing investors in exchange for $19,100,000. The notes bore interest at a rate of 10% per annum. On June 27, 2003, the Company issued identical subordinated convertible promissory notes to other existing investors in exchange for an additional $319,000. The outstanding balance of the notes and accrued interest automatically converted into common stock on October 14, 2003 upon the close of the initial public offering ("IPO") of the Company's Common Stock. The secured subordinated convertible promissory notes, including accrued interest, were converted at an effective price of $8.46 per share into 2,411,846 shares of common stock. At December 31, 2003, none of these convertible promissory notes were outstanding and the security interest previously held by the noteholders was released.

        In connection with the issuance of the subordinated convertible promissory notes, for no additional consideration, the Company issued warrants exercisable for 458,437 shares of common stock at an exercise price of $8.46 per share and 684 shares of common stock at an exercise price of $14.00 per share (see Note 8). Based on the relative value of the notes and the deemed value of the warrants, the Company allocated $761,500 of the proceeds to the warrants. The carrying value of the notes was reduced by the unamortized discount. As a result of the IPO on October 14, 2003, the discount was fully amortized into interest expense during 2003.

6.    Income Taxes

        At December 31, 2003, Acusphere had a net operating loss ("NOL") carryforward for income tax purposes of approximately $68,528,000 that expires through 2023. Acusphere also has approximately $2,555,000 of research and development ("R&D") credits as of December 31, 2003 available to offset future income taxes payable, if any. The Tax Reform Act of 1986 contains provisions that may limit the utilization of NOL carryforwards and R&D credits available to be used in any given year in the event of significant changes in ownership interests, as defined.

        The components of Acusphere's deferred tax asset at December 31, 2002 and 2003 are as follows:

	2002	2003
Net operating loss carryforwards	$22,321,000	$26,610,000
Joint venture loss	6,066,000	—
Temporary timing differences	7,645,000	11,406,000
Research and development credit carryforwards	2,119,000	2,555,000

Deferred tax asset	38,151,000	40,571,000
Less valuation allowance	(38,151,000)	(40,571,000)

	$—	$—

        The net operating loss carryforward associated with the joint venture expired when Acusphere Newco, Ltd. (a Bermuda company) was liquidated in February 2003 and, accordingly, the deferred tax asset was eliminated.

        The temporary differences principally consist of capitalized start-up expenses for income tax purposes. Acusphere has established a full valuation allowance equal to the amount of its deferred tax asset as the realization of such asset is uncertain.

7.    Stockholders' (Deficit) Equity

        Common Stock—On October 14, 2003, the Company's Registration Statement on Form S-1, as amended, was declared effective by the Securities and Exchange Commission permitting the Company to sell shares of common stock in an IPO. On October 7, 2003, the Company sold 3,750,000 shares of common stock in the IPO for $14.00 per share which resulted in net proceeds of approximately $47,600,000 to the Company, after deducting $4,900,000 in underwriting fees and offering-related expenses.

        Holders of common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably any dividends as may be declared by the Company's Board of Directors.

        Conversions to Common Stock—On June 17, 2002, in connection with the Series J preferred stock financing, 4,039,133 shares of outstanding preferred stock were converted into 699,411 shares of common stock. On July 1, 2003, in connection with the issuance of the subordinated convertible promissory notes, 3,731,999 shares of outstanding preferred stock converted into 732,600 shares of common stock. At the IPO, all the remaining 27,413,084 outstanding shares of preferred stock and all of the Company's outstanding subordinated convertible promissory notes, including accrued interest, converted into 8,548,735 shares of common stock.

        Stock Plans—In March 1994, the 1994 Stock Plan (the "1994 Plan") was approved. The 1994 Plan, as amended provides that a maximum of 1,423,663 shares of common stock may be issued as incentive stock options ("ISOs"), nonqualified stock options and stock grants. Options under the Plan may be granted to key employees, directors, and consultants, as defined. ISOs may be granted at no less than fair market value on the date of grant, as determined by the Company's Board of Directors (no less than 110% of fair market value on the date of grant for 10% or greater stockholders), subject to certain limitations, as defined. Options granted under the Plan are exercisable at varying dates, as determined by the Board of Directors, and have terms not to exceed 10 years (five years for 10% or greater stockholders). The Board of Directors, at the request of the optionee, may, at its discretion, convert the optionee's ISOs into nonqualified options at any time prior to the expiration of such ISOs. The Company had 77,809 shares available for future stock and option grants under the Plan at December 31, 2003. No new stock options or other stock grants can be made by the Company under the 1994 Plan after March 7, 2004.

        In July 2003, the 2003 Stock Option and Incentive Plan (the "2003 Plan") was approved. The 2003 Plan became effective on the closing of IPO on October 14, 2003 and provides that a maximum of 2,500,000 shares of common stock may be issued as ISOs, nonqualified stock option, awards of common stock and direct purchases of common stock by Acusphere employees, officers, directors and consultants. The maximum number of shares that may be granted to any employee under the 2003 shall not exceed 583,334 shares of common stock during any calendar year. Acusphere had 2,500,000 shares available for future stock and option grants under the 2003 Plan at December 31, 2003.

        In July 2003, the 2003 Employee Stock Purchase Plan was approved which became effective on October 14, 2003, the close of the Company's initial public offering. The purchase plan provides for the issuance of a maximum of 233,334 shares of common stock. Eligible employee may contribute up to 10% of their total cash compensation with a maximum of 417 shares semi-annually. The first sale of shares under this plan occurred on February 29, 2004.

        As of December 31, 2003, no stock option activity had occurred under the 2003 Plan. Stock option activity under the 1994 Plan was as follows:

	Number of Shares	Exercise Price Per Share	Weighted- Average Exercise Price Per Share
Balance, December 31, 1995	61,176	$0.60 - $ 1.02	$0.66
Granted	23,976	0.96 - 1.26	1.08
Exercised	(1,736)	0.60 - 0.96	0.66
Canceled	(598)	0.60 - 0.96	0.90

Balance, December 31, 1996	82,818	0.60 - 1.26	0.78
Granted	76,799	1.26 - 1.80	1.44
Exercised	(352)	0.60	0.60

Balance, December 31, 1997	159,265	0.60 - 1.80	1.08
Granted	64,871	1.80 - 1.98	1.86
Exercised	(6,570)	0.60 - 1.80	0.72
Canceled	(12,079)	0.60 - 1.98	1.74

Balance, December 31, 1998	205,487	$0.60 - $ 1.98	$1.32
Granted	30,987	1.98	1.98
Exercised	(3,500)	0.60 - 1.80	0.66
Canceled	(18,646)	1.80 - 1.98	1.80

Balance, December 31, 1999	214,328	0.60 - 1.98	1.38
Granted	81,101	1.98 - 5.70	4.20
Exercised	(24,618)	0.60 - 1.98	1.02
Canceled	(27,697)	1.26 - 1.98	1.92

Balance, December 31, 2000	243,114	0.60 - 5.70	2.28
Granted	230,119	5.70 - 7.20	7.20
Exercised	(35,823)	0.60 - 7.20	1.44
Canceled	(12,928)	1.80 - 7.20	4.32

Balance, December 31, 2001	424,482	0.60 - 7.20	5.34
Granted	366,429	0.84 - 7.20	1.68
Exercised	(8,560)	0.84 - 7.20	3.42
Canceled	(18,421)	0.84 - 7.20	5.88

Balance December 31, 2002	763,930	0.60 - 7.20	3.36
Granted	505,072	0.84 - 13.02	8.00
Exercised	(34,395)	0.60 - 7.20	1.98
Canceled	(62,645)	0.84 - 7.20	6.71

Balance, December 31, 2003	1,171,962	$0.60 - $13.02	5.23

Exercisable, December 31, 2003	443,048	$0.60 - $13.02	$3.63
Exercisable, December 31, 2002	285,494	0.60 - 7.20	3.48
Exercisable, December 31, 2001	181,713	0.60 - 7.20	2.64
Exercisable, December 31, 2000	176,144	0.60 - 5.70	1.02

        The following table summarizes information relating to currently outstanding and exercisable options as of December 31, 2003 as follows:

	Outstanding			Exercisable
Exercise Price	Number of Shares	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
$0.60 - $ 0.84	517,993	8.8	$0.84	160,909	$0.83
0.96 - 1.26	45,596	2.7	1.17	45,596	1.17
1.80 - 2.82	68,123	5.5	1.92	67,897	1.92
$5.70 - $13.02	540,250	8.9	10.20	168,646	7.67

	1,171,962			443,048

        Grants Resulting in Stock-based Compensation Expense—In 2000, the Company issued 1,667 shares of common stock, 1,369 shares of restricted common stock, and 10,000 options to purchase common stock to non-employees in consideration of services rendered. During 2001 and 2003, the Company issued 13,791 and 14,956 shares, respectively, of restricted common stock to a non-employee and certain directors in consideration of services rendered. These shares of restricted common stock vest ratably from 6 to 48 months from their respective dates of issuance. Acusphere has the right to repurchase the unvested portion of the restricted common stock at the original issue price upon certain events. Acusphere recorded these issuances of securities (stock options and restricted stock) at fair value at date of grant, which was $53,822, $419,594 and $102,299 in 2000, 2001 and 2003, respectively, and is recording stock-based compensation over the vesting periods. Pursuant to EITF Issue No. 96-18, "Accounting for Equity Instruments Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," Acusphere must periodically remeasure the fair value of unvested non-employee equity instruments through the earlier of a performance commitment or performance completion, as defined in EITF Issue No. 96-18. The periodic remeasurement of the fair value may result in additional charges to operations in future periods.

        Acusphere issued options to employees to purchase approximately 230,119, and 267,723 shares of common stock during the years ended December 31, 2001 and 2003, respectively, at exercise prices deemed for accounting purposes to be below market value. Acusphere has recorded the difference between the exercise price and the fair value of $4,884,975 in 2001 and $1,396,347 in 2003 as deferred stock-based compensation and is amortizing this deferred compensation as charges to operations over the vesting periods of the options. Acusphere expects to record approximately $786,000, $481,000, $324,000 and $25,000 of stock-based compensation expense related to the amortization of deferred compensation for the years ending December 31, 2004, 2005, 2006 and 2007, respectively.

8.    Convertible Preferred Stock and Warrants

        During 2002 and 2003, all shares of the Company's outstanding preferred stock were converted into common stock. These conversions were made based upon conversion ratios defined for each series of preferred stock. There were no outstanding shares of preferred stock at December 31, 2003. In connection with the Company's IPO, all remaining outstanding shares of preferred stock converted to common stock. Prior to the IPO, sales of preferred stock provided the primary source of funding for the Company. The following table summarized the activity for the convertible preferred stock.

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Series D Preferred Stock		Series E Preferred Stock
	Number of Shares	Carrying Value	Number of Shares	Carrying Value	Number of Shares	Carrying Value	Number of Shares	Carrying Value	Number of Shares	Carrying Value
Inception of Company (July 12, 1993):
Sale of Series A Preferred Stock, net of issuance costs of $26,813	775,000	$748,187	—	$—	—	$—	—	$—	—	$—
Accretion of offering costs	—	1,957	—	—	—	—	—	—	—	—

Balance, December 31, 1994	775,000	750,144	—	—	—	—	—	—	—	—
Sale of Series B Preferred Stock, net of issuance costs of $45,024	—	—	2,265,625	3,579,976	—	—	—	—	—	—
Issuance of preferred stock for services	41,169	41,169	—	—	—	—	—	—	—	—
Accretion of offering costs	—	2,389	—	2,666	—	—	—	—	—	—

Balance, December 31, 1995	816,169	793,702	2,265,625	3,582,642	—	—	—	—	—	—
Sale of Series C Preferred Stock, net of issuance costs of $44,915	—	—	—	—	3,913,551	8,330,084	—	—	—	—
Accretion of dividends and offering costs	—	2,389	—	4,505	—	713,121	—	—	—	—

Balance, December 31, 1996	816,169	796,091	2,265,625	3,587,147	3,913,551	9,043,205	—	—	—	—
Sale of Series D Preferred Stock, net of issuance costs of $39,895	—	—	—	—	—	—	3,405,624	10,176,977	—	—
Accretion of dividends and offering costs	—	2,389	—	4,505	—	1,257,339	—	171,027	—	—

Balance, December 31, 1997	816,169	798,480	2,265,625	3,591,652	3,913,551	10,300,544	3,405,624	10,348,004	—	—
Sale of Series E Preferred Stock, net of issuance costs of $13,140	—	—	—	—	—	—	—	—	757,577	2,486,864
Accretion of dividends and offering costs	—	2,389	—	4,505	—	1,257,339	—	1,095,078	—	51,567

Balance, December 31, 1998	816,169	800,869	2,265,625	3,596,157	3,913,551	11,557,883	3,405,624	11,443,082	757,577	2,538,431
Accretion of dividends and offering costs	—	2,389	—	4,505	—	1,257,339	—	1,095,078	—	244,412

	Series F Preferred Stock		Series G Preferred Stock		Series H Preferred Stock		Series I Preferred Stock		Series J Preferred Stock		Series J-1 Preferred Stock
	Number of Shares	Carrying Value	Number of Shares	Carrying Value	Number of Shares	Carrying Value	Number of Shares	Carrying Value	Number of Shares	Carrying Value	Number of Shares	Carrying Value
Inception of Company (July 12, 1993):
Sale of Series A Preferred Stock, net of issuance costs of $26,813	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—
Accretion of offering costs	—	—	—	—	—	—	—	—	—	—	—	—

Balance, December 31, 1994	—	—	—	—	—	—	—	—	—	—	—	—
Sale of Series B Preferred Stock, net of issuance costs of $45,024	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred stock for services	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of offering costs	—	—	—	—	—	—	—	—	—	—	—	—

Balance, December 31, 1995	—	—	—	—	—	—	—	—	—	—	—	—
Sale of Series C Preferred Stock, net of issuance costs of $44,915	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of dividends and offering costs	—	—	—	—	—	—	—	—	—	—	—	—

Balance, December 31, 1996	—	—	—	—	—	—	—	—	—	—	—	—
Sale of Series D Preferred Stock, net of issuance costs of $39,895	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of dividends and offering costs	—	—	—	—	—	—	—	—	—	—	—	—

Balance, December 31, 1997	—	—	—	—	—	—	—	—	—	—	—	—
Sale of Series E Preferred Stock, net of issuance costs of $13,140	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of dividends and offering costs	—	—	—	—	—	—	—	—	—	—	—	—

Balance, December 31, 1998	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of dividends and offering costs	—	—	—	—	—	—	—	—	—	—	—	—

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Series D Preferred Stock		Series E Preferred Stock
	Number of Shares	Carrying Value	Number of Shares	Carrying Value	Number of Shares	Carrying Value	Number of Shares	Carrying Value	Number of Shares	Carrying Value
Balance, December 31, 1999	816,169	$803,258	2,265,625	$3,600,662	3,913,551	$12,815,222	3,405,624	$12,538,160	757,577	$2,782,843
Sale of Series F Preferred Stock, net of issuance costs of $1,309,965	—	—	—	—	—	—	—	—	—	—
Sale of Series G Preferred Stock, net of issuance costs of $0	—	—	—	—	—	—	—	—	—	—
Sale of Series H Preferred Stock, net of issuance costs of $0	—	—	—	—	—	—	—	—	—	—
Accretion of dividends and offering costs	—	2,389	—	4,505	—	1,257,339	—	1,095,078	—	244,412

Balance, December 31, 2000	816,169	805,647	2,265,625	3,605,167	3,913,551	14,072,561	3,405,624	13,633,238	757,577	3,027,255
Sale of Series I Preferred Stock, net of issuance costs of $27,345	—	—	—	—	—	—	—	—	—	—
Accretion of dividends and offering costs	—	2,389	—	4,505	—	1,257,339	—	1,095,078	—	244,412

Balance, December 31, 2001	816,169	808,036	2,265,625	3,609,672	3,913,551	15,329,900	3,405,624	14,728,316	757,577	3,271,667
Sale of Series J Preferred Stock, net of issuance costs of $856,034	—	—	—	—	—	—	—	—	—	—
Conversion of preferred shares to common shares	(250,359)	(250,359)	(689,949)	(1,103,920)	(431,612)	(923,650)	(167,182)	(501,548)	(76,536)	(252,570)
Exchange of Series B, E and F to Series J-1 for contribution greater than pro-rata share	—	—	(31,250)	(50,000)	—	—	—	—	(31,742)	(104,749)
Write-off of forfeited dividends	—	—	—	—	—	(876,524)	—	(247,155)	—	(110,107)
Accretion of dividends and offering costs	—	2,538	—	4,776	—	1,236,058	—	1,066,670	—	208,707

Balance, December 31, 2002	565,810	560,215	1,544,426	2,460,528	3,481,939	14,765,784	3,238,442	15,046,283	649,299	3,012,948
Conversion of preferred shares to common shares	—	—	(218,750)	(350,000)	(140,187)	(300,000)	(1,819,209)	(5,457,627)	(145,263)	(479,368)
Write-off of forfeited dividends	—	—	—	—	—	(8,189,466)	—	(5,989,123)	—	(1,024,807)
Accretion of dividends and offering costs	—	5,593	—	10,555	—	875,034	—	658,167	—	154,543

Conversion of preferred shares to common shares in IPO	(565,810)	(565,808)	(1,325,676)	(2,121,083)	(3,341,752)	(7,151,352)	(1,419,233)	(4,257,700)	(504,036)	(1,663,316)
Balance, December 31, 2003	—	$—	—	$—	—	$—	—	$—	—	$—

	Series F Preferred Stock		Series G Preferred Stock		Series H Preferred Stock		Series I Preferred Stock		Series J Preferred Stock		Series J-1 Preferred Stock
	Number of Shares	Carrying Value	Number of Shares	Carrying Value	Number of Shares	Carrying Value	Number of Shares	Carrying Value	Number of Shares	Carrying Value	Number of Shares	Carrying Value
Balance, December 31, 1999	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—
Sale of Series F Preferred Stock, net of issuance costs of $1,309,965	6,325,329	28,735,348	—	—	—	—	—	—	—	—	—	—
Sale of Series G Preferred Stock, net of issuance costs of $0	—	—	1,232,308	12,015,003	—	—	—	—	—	—	—	—
Sale of Series H Preferred Stock, net of issuance costs of $0	—	—	—	—	1,127,819	7,499,996	—	—	—	—	—	—
Accretion of dividends and offering costs	—	1,073,766	—	360,455	—	180,451	—	—	—	—	—	—

Balance, December 31, 2000	6,325,329	29,809,114	1,232,308	12,375,458	1,127,819	7,680,447	—	—	—	—	—	—
Sale of Series I Preferred Stock, net of issuance costs of $27,345	—	—	—	—	—	—	1,370,324	6,481,694	—	—	—	—
Accretion of dividends and offering costs	—	2,281,585	—	742,528	—	360,901	—	259,879	—	—	—	—

Balance, December 31, 2001	6,325,329	32,090,699	1,232,308	13,117,986	1,127,819	8,041,348	1,370,324	6,741,573	—	—	—	—
Sale of Series J Preferred Stock, net of issuance costs of $856,034	—	—	—	—	—	—	—	—	10,736,960	14,283,074	—	—
Conversion of preferred shares to common shares	(47,544)	(225,836)	(1,232,308)	(13,548,873)	(1,127,819)	(7,499,996)	(15,824)	(75,164)	—	—	—	—
Exchange of Series B, E and F to Series J-1 for contribution greater than pro-rata share	(1,345,061)	(6,389,038)	—	—	—	—	—	—	—	—	4,640,983	6,543,787
Write-off of forfeited dividends	—	(856,359)	—	—	—	(743,310)	—	(5,303)	—	—	—	—
Accretion of dividends and offering costs	—	2,067,771	—	430,887	—	201,958	—	442,892	—	728,113	—	275,108

Balance, December 31, 2002	4,932,724	26,687,237	—	—	—	—	1,354,500	7,103,998	10,736,960	15,011,187	4,640,983	6,818,895
Conversion of preferred shares to common shares	(116,500)	(553,375)	—	$—	—	—	(48,203)	(228,964)	(1,074,156)	(1,514,561)	(169,731)	(239,321)
Write-off of forfeited dividends	—	(5,093,707)	—	—	—	—	—	(1,022,713)	—	(1,530,770)	—	(671,099)
Accretion of dividends and offering costs	—	1,836,914	—	—	—	—	—	352,583	—	1,658,693	—	395,991
Conversion of preferred shares to common shares in IPO	(4,816,224)	(22,877,069)	—	—	—	—	(1,306,297)	(6,204,904)	(9,662,804)	(13,624,549)	(4,471,252)	(6,304,466)

Balance, December 31, 2003	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—

(Concluded)

        Common Stock Warrants—As of December 31, 2003, warrants to purchase shares of the Company's stock, the origination of which were derived from debt and lease financing transactions, were outstanding for an aggregate of 573,842 shares of common stock at an effective weighted average price of $10.67 per shares as follows:

Number of Shares	Exercise Price Per Share	Expiration Date
1,066	$9.30	May 1, 2005
4,724	11.64	August 21, 2006
7,517	11.64	June 6, 2007
5,194	23.10	February 21, 2008
3,404	15.42	February 26, 2008
450,897	8.46	April 11, 2008
684	14.00	April 11, 2008
7,540	8.46	June 27, 2008
16,212	15.42	October 16, 2008
14,934	16.74	October 19, 2008
2,688	16.74	January 5, 2010
30,844	23.10	March 30, 2011
28,138	23.10	September 27, 2011

573,842

        During 2003, warrants were exercised at $9.30 per share resulting in the issuance of 998 shares of common stock.

9.    Research and License Agreements

        Acusphere has clinical and pre-clinical study research agreements with various institutions. Total expenses incurred amounted to approximately $2,761,000, $1,350,000 and $1,818,000 in sponsored-research expenses relating to such agreements during the years ended December 31, 2001, 2002, and 2003, respectively.

10.    Commitments

        Operating Leases—Acusphere has leased office and laboratory space under various agreements classified as operating leases. During 2001, 2002, and 2003, rent expense totaled approximately $1,349,000, $2,601,000, and $2,473,000, respectively.

        Acusphere operates from a facility under a 10-year lease which began in December 2001. Acusphere is required to maintain a security deposit totaling $997,500 as a condition of this lease. This deposit amount is included in other assets at December 31, 2002 and 2003. In conjunction with the lease agreement, Acusphere issued a warrant to the lessor which allows for the purchase of 30,844 shares of common stock. Acusphere recorded the deemed fair value of the warrant of $536,402, based upon the Black-Scholes option-pricing model, as a deferred rent expense included in other assets, which is being amortized over the lease term as rent expense. $0, $53,640 and $53,640 of amortization has been recorded within rent expense as of December 31, 2001, 2002 and 2003, respectively.

        Future minimum payments due under the noncancelable facility lease are as follows as of December 31, 2003:

Year Ending December 31,
2004	$2,145,000
2005	2,220,000
2006	2,298,000
2007	2,379,000
2008	2,462,000
Thereafter	7,915,000

$19,419,000

11.    Employee Benefit Plan

        Acusphere has a 401(k) profit sharing plan covering all employees of the Company who meet certain defined requirements. Under the terms of the 401(k) plan, the employees may elect to make tax-deferred contributions up to 20% of their salaries, subject to certain limitations as defined by the Internal Revenue Code. The Company does not make any matching contributions to the 401(k) plan and employees are not eligible to invest directly in shares of Acusphere's stock under this plan.

Item 15.2.    Supplemental Financial Statement Schedule

Quarterly Results of Operations (Unaudited)

        The following is a summary of our unaudited quarterly results of operations for the fiscal years ended December 31, 2002 and 2003:

	Net Loss	Net Loss Available to Common Stockholders	Net Loss Available to Common Stockholders Per Share— Basic and Diluted
Year Ended December 31, 2002
First Quarter	$(6,353,618)	$(7,986,375)	$(16.14)
Second Quarter	(5,420,147)	(7,071,476)	(14.16)
Third Quarter	(5,701,435)	(7,401,784)	(7.20)
Fourth Quarter	(4,421,050)	(6,102,093)	(5.10)
Year Ended December 31, 2003
First Quarter	(4,488,190)	(6,097,357)	(5.05)
Second Quarter	(5,418,451)	(7,044,229)	(5.83)
Third Quarter	(5,284,572)	(6,709,425)	(3.42)
Fourth Quarter	(6,732,224)	(8,020,499)	(0.65)

ACUSPHERE, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

	December 31, 2003	June 30, 2004
		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$54,562,378	$38,817,222
Other current assets	712,673	750,102

Total current assets	55,275,051	39,567,324
PROPERTY AND EQUIPMENT, At cost:
Property and equipment (Note 4)	9,959,855	13,373,308
Less accumulated depreciation and amortization	7,935,450	8,570,169

Property and equipment, net	2,024,405	4,803,139
OTHER ASSETS	1,624,797	1,481,778

TOTAL	$58,924,253	$45,852,241

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term obligations (Note 5)	$884,799	$743,205
Accounts payable	1,519,981	1,831,739
Accrued expenses	1,939,012	2,623,082

Total current liabilities	4,343,792	5,198,026

LONG-TERM OBLIGATIONS, net of current portion	205,418	315,769

COMMITMENTS
REDEEMABLE CONVERTIBLE PREFERRED STOCK, authorized, 5,000,000 shares as of December 31, 2003 and June 30, 2004; no shares issued and outstanding as of December 31, 2003 and June 30, 2004	—	—

STOCKHOLDERS' EQUITY:
Common stock, $0.01 par value; authorized, 98,500,000 shares as of December 31, 2003 and June 30, 2004; issued and outstanding 14,294,533 shares as of December 31, 2003 and 14,332,310 shares as of June 30, 2004	142,945	143,323
Additional paid-in capital	201,422,784	201,593,270
Deferred stock-based compensation	(1,723,229)	(1,386,918)
Deficit accumulated during development stage	(145,467,457)	(160,011,229)

Total stockholders' equity	54,375,043	40,338,446

TOTAL	$58,924,253	$45,852,241

The accompanying notes are an integral part of these consolidated financial statements.

ACUSPHERE, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

			Period from Inception (July 12, 1993) to June 30, 2004
	Six Months Ended
	June 30, 2003	June 30, 2004
OPERATING EXPENSES:
Research and development(1)	$6,248,316	$11,615,889	$84,168,987
General and administrative(1)	1,854,406	2,669,522	22,794,444
Stock-based compensation	711,813	459,052	5,126,637

Total operating expenses	8,814,535	14,744,463	112,090,068
Equity in loss of joint venture	—	—	15,164,257
Interest income	69,110	201,534	4,175,472
Other income (expense)	(121,208)	74,268	106,083
Interest expense	(1,040,008)	(75,111)	(6,781,009)

NET LOSS	(9,906,641)	(14,543,772)	(129,753,779)
Accretion of dividends and offering costs on preferred stock	3,234,945	—	30,257,450

NET LOSS AVAILABLE TO COMMON STOCKHOLDERS	$(13,141,586)	$(14,543,772)	$(160,011,229)

NET LOSS AVAILABLE TO COMMON STOCKHOLDERS PER SHARE — Basic and diluted	$(10.87)	$(1.02)

WEIGHTED-AVERAGE SHARES OUTSTANDING—Basic and diluted	1,209,318	14,298,202

(1)
Excludes stock-based compensation as follows:

Research and development	$325,028	$179,529	$2,173,672
General and administrative	386,785	279,523	2,952,965

	$711,813	$459,052	$5,126,637

The accompanying notes are an integral part of these consolidated financial statements.

ACUSPHERE, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended		Period from Inception (July 12, 1993) to June 30, 2004
	June 30, 2003	June 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,906,641)	$(14,543,772)	$(129,753,779)
Adjustments to reconcile net loss to cash used in operating activities:
Stock-based compensation expense	711,813	459,052	5,126,637
Depreciation and amortization	1,074,613	634,719	9,384,483
Noncash interest expense	406,145	34,132	2,003,400
Noncash rent expense	26,820	26,820	134,100
Equity in loss from joint venture	—	—	15,164,257
Changes in operating assets and liabilities:
Due from joint venture	—	—	(3,149,257)
Other current assets	(67,428)	20,575	(809,359)
Accounts payable	96,700	311,757	1,831,740
Accrued expenses	301,800	684,069	3,607,008

Net cash used in operating activities	(7,356,178)	(12,372,648)	(96,460,770)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(252,551)	(3,353,258)	(5,130,856)
Increase in other assets	(243,350)	(26,999)	(1,765,245)
Investment in joint venture	—	—	(12,015,000)
Maturities of short-term investments	(3,546,219)	—	17,499

Net cash used in investing activities	(4,042,120)	(3,380,257)	(18,893,602)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term obligations	(3,957,712)	(464,528)	(18,245,746)
Proceeds from long-term obligations	19,440,342	424,153	29,864,495
Proceeds from financing of equipment	—	—	347,960
Net proceeds from sale of redeemable convertible preferred stock	—	—	94,337,203
Net proceeds from sale of common stock in initial public offering	—	—	47,618,443
Net proceeds from exercise of stock options	1,889	35,960	238,435
Proceeds from issuance of common stock from employee stock purchase plan	—	12,164	12,164
Purchase and retirement of treasury stock	—	—	(1,360)

Net cash provided by financing activities	15,484,519	7,749	154,171,594

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,086,221	(15,745,156)	38,817,222
CASH AND CASH EQUIVALENTS—Beginning of period	7,796,238	54,562,378	—

CASH AND CASH EQUIVALENTS—End of period	$11,882,459	$38,817,222	$38,817,222

The accompanying notes are an integral part of these consolidated financial statements.

ACUSPHERE, INC. AND SUBSIDIARIES
(A Development Stage Company)

NOTES TO UNAUDITED QUARTERLY FINANCIAL STATEMENTS

1.    Basis of Presentation

        The accompanying unaudited consolidated financial statements of Acusphere, Inc. and Subsidiaries (the "Company"), have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States of America for complete financial statements. These statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's latest audited annual financial statements. Those audited statements are included in our Annual Report on Form 10-K for the year ended December 31, 2003, which has been filed with the SEC.

        In the opinion of management, all adjustments, consisting only of normal, recurring adjustments considered necessary for a fair presentation of the results of these interim periods have been included. The results of operations for the six months ended June 30, 2004 may not be indicative of the results that may be expected for the full fiscal year.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates or assumptions. The more significant estimates reflected in these financial statements include judgmental accrued expenses and valuation of stock-based compensation.

2.    Accounting for Stock-based Compensation

        The Company's employee stock option plans are accounted for using the intrinsic-value-based method of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense is recorded for options issued to employees with fixed amounts and fixed exercise prices which for accounting purposes are at least equal to the fair value of the Company's common stock at the date of grant. Conversely, when the exercise price for accounting purposes is below fair value of the Company's common stock on the date of grant, a non-cash charge to compensation expense is recorded ratably over the term of the option vesting period in an amount equal to the difference between the value calculated using the exercise price and the fair value. The Company uses the fair-value method to account for non-employee stock-based compensation.

        Stock options granted during 2004 are as follows:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price Per Share
For the six months ended:
June 30, 2004	695,739	$6.12-9.60	$8.51

        The stock options granted in the six months ended June 30, 2004 were granted at fair market value on the date of grant.

        Had compensation cost for grants issued during the current and prior periods been determined consistent with Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-based Compensation," using the fair value method, pro forma net loss and net loss per share would have been the following:

	Six Months Ended
	June 30, 2003	June 30, 2004
Applicable to common stockholders:
Net loss—as reported	$(13,141,586)	$(14,543,772)
Add: Stock-based employee compensation expense included in reported net loss	604,451	390,042
Deduct: Stock-based employee compensation expense determined under fair value method	(1,008,464)	(872,214)

Net loss—pro forma	$(13,545,599)	$(15,025,944)

Net loss per common share (basic and diluted):
As reported	$(10.87)	$(1.02)
Pro forma	$(11.20)	$(1.05)

3.    Net Loss Per Common Share

        Basic and diluted net loss per common share is calculated by dividing the net loss applicable to common stockholders by the weighted-average number of unrestricted common shares outstanding during the period. Diluted net loss per common share is the same as basic net loss per common share, since the effects of potentially dilutive securities are antidilutive for all periods presented. Antidilutive securities, which consist of redeemable convertible preferred stock prior to 2004, stock options, warrants, and restricted common stock that are not included in the diluted net loss per share calculation, aggregated 8,011,739 and 2,401,058 as of June 30, 2003 and 2004, respectively.

        The following table reconciles weighted-average common shares outstanding to the shares used in the computation of basic and diluted weighted-average common shares outstanding:

	Six Months Ended
	June 30, 2003	June 30, 2004
Weighted-average common shares outstanding	1,214,811	14,308,598
Less weighted-average unvested restricted common shares outstanding	(5,493)	(10,396)

Basic and diluted weighted-average common shares outstanding	1,209,318	14,298,202

4.    Property and Equipment

        Property and equipment at cost consist of the following:

	As of:
	December 31, 2003	June 30, 2004
Equipment	$9,655,685	$10,143,476
Furniture and fixtures	181,665	195,004
Leasehold improvements	122,505	129,465
Deposits on equipment purchases	—	2,905,363

Total property and equipment	$9,959,855	$13,373,308

5.    Long-term Obligations

        The carrying value of long-term obligations is as follows:

	As of:
	December 31, 2003	June 30, 2004
Capital lease obligations	$1,090,217	$644,236
Notes payable	—	414,738

	1,090,217	1,058,974
Less current maturities	884,799	743,205

Long-term obligations, net	$205,418	$315,769

        Long-term obligations, including current maturities, outstanding as of June 30, 2004 consisted of capital equipment leased under various capital lease arrangements and promissory notes under the equipment financing line, described below. Monthly payments under the capital lease obligations range from $3,708 to $46,222 with maturities through April 2005.

        In April 2004, the Company entered into an $8.0 million equipment financing line with an equipment financing company. Borrowings under this equipment line can be made against qualified purchases through March 2005. Such borrowings are to be secured by the qualified purchases and repaid over 36 to 48 months, depending on the nature of the equipment financed. No warrants were granted in connection with this equipment line. The $8.0 million equipment line is structured as a loan agreement. However, the Company may elect to borrow up to $4.0 million of this amount in the form of a capital lease. The interest rate on this facility varies depending upon whether the borrowing is in the form of a loan or lease and whether the term is 36 months or 48 months. Such interest rates are fixed at the time of each borrowing under the equipment line with such rates adjusted between borrowings based on the U.S. Federal Reserve's Three Year and Four Year Treasury Constant Maturity Rates. The equipment line includes provisions to increase the line to $11.3 million upon the occurrence of certain defined events. As of June 30, 2004, the Company has approximately $7.6 million available in additional borrowings under this equipment line. Monthly payments for the amounts outstanding under the equipment financing line range from $1,526 to $4,697 with maturities through July 2008.

6.    Stockholders' Equity

        On July 1, 2003, 3,731,999 shares of several series of preferred stock were converted into 732,600 shares of common stock. These conversions were based upon the conversion ratios then applicable for each series of preferred stock. On October 14, 2003, upon the closing of the Company's initial public offering, all remaining outstanding shares of preferred stock were converted into shares of common stock based upon the conversion ratios then applicable.

        As of June 30, 2004, there were 1,203,707 shares of common stock reserved for outstanding stock options previously issued under the Company's 1994 Stock Plan and 614,451 shares common stock reserved for outstanding stock options issued under the 2003 Stock Option and Incentive Plan. The 1994 Stock Plan expired as of March 7, 2004 and there are no more shares available for issuance under this plan.

        On September 12, 2003, the Company effected a one for six reverse stock split, the effect of which has been retroactively applied to all common stock outstanding and to all common stock equivalents.

7.    Comprehensive Income (Loss)

        Comprehensive loss is defined as the change in stockholders' deficit during a period from transactions and other events and circumstances from non-owner sources. During the six months ended June 30, 2003 and 2004, other than reported net loss, the only other component of comprehensive loss incurred by the Company were unrealized losses of $288 and zero, respectively, on short term investments.

8.    Subsequent Events

Collaboration with Nycomed Danmark ApS

        In July 2004, the Company entered into a collaboration, license and supply agreement with Nycomed Danmark ApS (Nycomed) in which the Company granted Nycomed rights to develop and market AI-700 in Europe. As part of this agreement, in July 2004 Nycomed paid the Company a $4.0 million license fee and the first of eight consecutive quarterly installments of $1.0 million each. We anticipate that a portion of these fees and installments will be recognized as revenues in 2004. Beginning in October 2004, Nycomed is required to pay the Company the remaining seven consecutive quarterly installments of $1.0 million each. The agreement also provides for Nycomed to pay the Company up to $58.0 million in milestone payments upon achievement of certain regulatory milestones and sales goals. Under the agreement, the Company will also be paid to manufacture AI-700 for Nycomed and is entitled to royalties on Nycomed's sales of AI-700. The Company will pay a customary fee to its financial advisor in this transaction. The fee will be comprised of cash and warrants and the total amount of such payments are dependent upon the timing and magnitude of the amounts paid by Nycomed to the Company.

Commercial Facility Lease

        In July 2004, the Company entered into a lease agreement for 58,000 square feet of commercial manufacturing space in Tewksbury, Massachusetts. This lease has a five year, nine month term with options to extend the lease for up to two additional five-year terms at predetermined rental rates. Initially, Acusphere will receive nine months of occupancy free of base rent, followed by base rent of approximately $400,000 for the next twelve months with scheduled annual rental rate increases thereafter. An initial security deposit of $1.0 million is required as part of the lease, subject to reduction upon the Company making certain tenant improvements and the installation of equipment in the facility.

Private Financing

        In July 2004, the Company entered into definitive purchase agreements with institutional and accredited investors for a $21.5 million private placement of up to 3,440,000 newly issued shares of common stock at a price of $6.25 per share and warrants to purchase up to an additional 688,000 shares of common stock at an exercise price of $8.50 per share. In August 2004, a partial closing of this private placement was consummated, resulting in aggregate gross proceeds to the Company of approximately $17.9 million and the issuance of 2,865,522 shares of common stock and warrants to purchase up to an additional 573,105 shares of common stock.

        A second and final closing of this private financing will occur subject to receiving shareholder approval in accordance with Nasdaq marketplace rules and customary closing conditions. The second closing is expected to occur later in 2004 and would result in aggregate gross proceeds to the Company of approximately $3.6 million and the issuance of 574,478 shares of common stock at a price of $6.25 per share and warrants to purchase up to an additional 114,895 shares of common stock at an exercise price of $8.50 per share.

        Net proceeds from the financing are expected to be used to further fund the development program for AI-700 and for working capital and general corporate purposes.

        The shares of common stock and warrants sold in the private placement have not been registered under the Securities Act of 1933, as amended, or state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from these registration requirements. The Company has agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the shares of common stock issued in the private placement and the shares of common stock issued upon exercise of the warrants.

3,438,627 Shares

Common Stock

PROSPECTUS

                        , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        Our estimated expenses (other than underwriting discounts) payable in connection with the sale of the common stock offered hereby are as follows:

SEC registration fee	$2,902
Printing and engraving expenses	10,000
Legal fees and expenses	100,000
Accounting fees and expenses	50,000
Miscellaneous	12,098

Total	$175,000

Item 14.    Indemnification of Directors and Officers

        The Delaware General Corporation Law and the registrant's certificate of incorporation and by-laws provide for indemnification of the registrant's directors and officers for liabilities and expenses that they may incur in such capacities. In general directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the registrant and, with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to the registrant's certificate of incorporation and by-laws filed as Exhibits 3.01, 3.02, 3.03 and 3.04 hereto, respectively.

Item 15.    Recent Sales of Unregistered Securities

        In the three years preceding the filing of this registration statement, the registrant has issued the following securities that were not registered under the Securities Act.

        In October 2001, the registrant issued to two investors warrants to purchase an aggregate of 136,842 shares of Series F non-voting convertible preferred stock at an exercise price of $4.75 per share in connection with a lease facility.

        In June 2002, the registrant sold an aggregate of 10,736,960 shares of Series J convertible preferred stock to 35 investors at a price of $1.41 per share for an aggregate consideration of $15,139,111.

        In June 2002, the registrant issued an aggregate of 4,640,983 shares of Series J convertible preferred stock to 21 investors at a price of $1.41 per share.

        In April 2003, the registrant issued 10% convertible promissory notes in the principal amount of $19,121,279 to 23 investors and warrants to purchase 20% of the number of shares into which the 10% convertible promissory notes convert.

        In June 2003, the registrant issued 10% convertible promissory notes in the principal amount of $319,063 to 6 investors and warrants to purchase 20% of the number of shares into which the 10% convertible promissory notes convert.

        On July 29, 2004, the Company entered into definitive purchase agreements with institutional and accredited investors for a $21.5 million private placement of up to 3,440,000 newly issued shares of common stock at a price of $6.25 per share and warrants to purchase up to an additional 688,000 shares of common stock at an exercise price of $8.50 per share. On August 2, 2004, a partial closing of this private placement was consummated, resulting in aggregate gross proceeds to the Company of approximately $17.9 million and the issuance of 2,865,522 shares of common stock and warrants to purchase up to an additional 573,105 shares of common stock. Net proceeds from the financing are expected to be used to further fund the development program for AI-700 and for working capital and general corporate purposes.

        As of September 13, 2004, the registrant had granted restricted stock and options to purchase an aggregate of 1,334,553 shares of common stock under its 1994 stock option plan, of which 172,725 have been exercised at exercise prices ranging from $0.60 to $7.20 for an aggregate purchase price of $196,421.

        No underwriters were involved in the foregoing sales of securities. Such sales were made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering or the rules and regulations thereunder, or, in the case of options to purchase common stock, Rule 701 of the Securities Act. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Item 16.    Exhibits and Financial Statements

  (a)
  Exhibits:

Exhibit Number		Exhibit Description
3.01	(1)	Amended and Restated Certificate of Incorporation of registrant (Exhibit 3.02)
3.02	(1)	Amended and Restated By-laws of registrant (Exhibit 3.04)
4.01	(1)	Specimen Certificate for shares of common stock of registrant (Exhibit 4.01)
5.01	(4)	Legal Opinion of Testa, Hurwitz & Thibeault, LLP
10.01	(1)	1994 Stock Plan, as amended (Exhibit 10.01)
10.02	(1)	2003 Stock Plan (Exhibit 10.02)
10.03	(1)	2003 Employee Stock Purchase Plan (Exhibit 10.03)
10.04	(1)	Stock Repurchase and Registration Agreement by and among the registrant, Harry R. Allcock, Sherri C. Oberg, Robert S. Langer, Richard Kronenthal and Walter Levison, dated as of April 30, 1996 (Exhibit 10.05)
10.05	(1)	Letter Agreement by and among the registrant, Sherri C. Oberg and Robert S. Langer, dated as of April 30, 1996 (Exhibit 10.06)
10.06	(1)	Tenth Amended and Restated Investors' Rights Agreement by and among registrant, Sherri C. Oberg and the Investors named therein, dated as of April 11, 2003, as amended (Exhibit 10.07)
10.07	(1)	Lease Agreement by and between the registrant and Forest City 38 Sidney Street, Inc., dated as of April 18, 1995, as amended (Exhibit 10.08)
10.08	(1)	Warrant Agreement by and between the registrant and Comdisco, Inc., dated as of June 6, 1997 (Exhibit 10.09)
10.09	(1)	Warrant Agreement by and between the registrant and Comdisco, Inc., dated as of February 26, 1998 (Exhibit 10.10)
10.10	(1)	Warrant Agreement by and between the registrant and Comdisco, Inc., dated as of August 19, 1998(Exhibit 10.12)
10.11	(1)	Warrant Agreement by and between the registrant and Gregory Stento, dated as of August 19, 1998 (Exhibit 10.13)
10.12	(1)	Warrant Agreement by and between the registrant and Gregory Stento, dated as of August 19, 1998 (Exhibit 10.14)
10.13	(1)	Warrant Agreement by and between the registrant and Comdisco, Inc., dated as of October 16, 1998 (Exhibit 10.15)
10.14	(1)	Warrant Agreement by and between the registrant and Comdisco, Inc., dated as of October 19, 1998 (Exhibit 10.16)

10.15	(1)	Warrant Agreement by and between the registrant and Comdisco, Inc., dated as of January 5, 2000 (Exhibit 10.17)
10.16	(1)	Master Lease Agreement by and among the registrant, Acusphere Securities Corporation and Transamerica Business Credit Corporation, dated as of February 21, 2001 (Exhibit 10.18)
10.17	(1)	Warrant Agreement by and between the registrant and TBCC Funding Trust I, dated of February 21, 2001 (Exhibit 10.19)
10.18	(1)	Lease Agreement, by and between registrant and ARE-500 Arsenal Street, LLC, dated as of March 30, 2001 (Exhibit 10.20)
10.19	(1)	Warrant Agreement by and between the registrant and Alexandria Real Estate Equities, L.P., dated of March 30, 2001 (Exhibit 10.21)
10.20	(1)	CTM Agreement by and between the registrant and Hollister-Stier Laboratories LLC, dated as of September 7, 2001 (Exhibit 10.22) (confidential treatment previously granted)
10.21	(1)	Development and Supply Agreement by and between the registrant and Hollister-Stier Laboratories LLC dated as of November 30, 2001 (Exhibit 10.23) (confidential treatment previously granted)
10.22	(1)	Warrant Agreement by and between the registrant and GATX Ventures, Inc., dated as of September 27, 2001 (Exhibit 10.25)
10.23	(1)	Warrant Agreement by and between the registrant and Venture Lending & Leasing III, LLC, dated as of September 27, 2001 (Exhibit 10.26)
10.24	(1)	Termination Agreement by and among the registrant, Acusphere Newco, Ltd., Elan Corporation, plc, Elan Pharma International Limited and Elan International Services, Ltd. dated as of September 26, 2003 (Exhibit 10.27) (confidential treatment previously granted)
10.25	(5)	Form of Indemnification Agreement by and between the registrant and each of its directors
10.26	(1)	Form of Warrant issued by the registrant dated as of April 11, 2003 and June 27, 2003 to each of the investors listed on the schedule of warrantholders attached thereto (Exhibit 10.29)
10.27	(1)	Form of Indemnification Agreement by and between the registrant and certain of its employees (Exhibit 10.30)
10.28	(2)	Form of Stock and Warrant Purchase Agreement dated as of July 29, 2004 (Exhibit 10.1)
10.29	(2)	Form of Warrants issued to Selling Stockholders (Exhibit 10.2)
10.30	(2)	Amendment No. 2 to Tenth Amended and Restated Investors' Rights Agreement dated as of July 29, 2004 (Exhibit 10.3)
10.31	(3)(5)	Collaboration, License and Supply Agreement by and between the registrant and Nycomed Danmark ApS dated July 6, 2004
10.32	(3)(5)	Commercial Building Lease by and between 890 East LLC and the registrant dated as of July 20, 2004
10.33	(5)	Promissory note with Massachusetts Development Finance Agency
10.34	(5)	Master Security Agreement by and between the registrant and General Electric Capital Corporation dated April 16, 2004

10.35	(5)	Form of Promissory Note with General Electric Capital Corporation under Master Security Agreement, together with schedule of borrowing
21.01	(5)	List of Subsidiaries
23.01	(4)	Consent of Testa, Hurwitz & Thibeault, LLP
23.02	(5)	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
24.01	(5)	Power of Attorney (included in signature page)

(1)
Incorporated herein by reference to the exhibits to Acusphere's Registration Statement on Form S-1 (File No. 333-106725). The number given in parenthesis indicates the corresponding exhibit number in such Form S-1.

(2)
Incorporated by reference to Acusphere's Current Report on Form 8-K filed July 29, 2000 (File No. 000-50405). The number given in parenthesis indicates the corresponding exhibit number in such Form 8-K.

(3)
Confidential Treatment requested for certain portions of this Agreement.

(4)
To be filed by amendment.

(5)
Filed herewith.

(b)
Financial Statements Schedules:

        All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17.    Undertakings

        Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (a)   The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and

    Exchange Commission (the "Commission") pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cambridge, Massachusetts, on the 15th day of September, 2004.

ACUSPHERE, INC.
By:	/s/ SHERRI C. OBERG Sherri C. Oberg President and Chief Executive Officer

        We, the undersigned officers and directors of Acusphere, Inc. hereby severally constitute and appoint Sherri Oberg and John Thero, and each of them singly, our true and lawful attorneys, with full power to them and each of them to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this registration statement and any related subsequent registration statement pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and generally to do all things in our names and on our behalf in such capacities to enable Acusphere, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title(s)	Date

/s/ SHERRI C. OBERG Sherri C. Oberg	President and Chief Executive Officer and Director (Principal Executive Officer)	September 15, 2004
/s/ JOHN F. THERO John F. Thero	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 15, 2004
/s/ SANDRA FENWICK Sandra Fenwick	Director	September 15, 2004
/s/ DEREK LEMKE-VON AMMON Derek Lemke-von Ammon	Director	September 15, 2004
/s/ KATE MITCHELL Kate Mitchell	Director	September 15, 2004
/s/ FRANK BALDINO, JR. Frank Baldino, Jr.	Director	September 15, 2004
/s/ MARTYN GREENACRE Martyn Greenacre	Director	September 15, 2004

EXHIBIT INDEX

Exhibit Number		Exhibit Description
3.01	(1)	Amended and Restated Certificate of Incorporation of registrant (Exhibit 3.02)
3.02	(1)	Amended and Restated By-laws of registrant (Exhibit 3.04)
4.01	(1)	Specimen Certificate for shares of common stock of registrant (Exhibit 4.01)
5.01	(4)	Legal Opinion of Testa, Hurwitz & Thibeault, LLP
10.01	(1)	1994 Stock Plan, as amended (Exhibit 10.01)
10.02	(1)	2003 Stock Plan (Exhibit 10.02)
10.03	(1)	2003 Employee Stock Purchase Plan (Exhibit 10.03)
10.04	(1)	Stock Repurchase and Registration Agreement by and among the registrant, Harry R. Allcock, Sherri C. Oberg, Robert S. Langer, Richard Kronenthal and Walter Levison, dated as of April 30, 1996 (Exhibit 10.05)
10.05	(1)	Letter Agreement by and among the registrant, Sherri C. Oberg and Robert S. Langer, dated as of April 30, 1996 (Exhibit 10.06)
10.06	(1)	Tenth Amended and Restated Investors' Rights Agreement by and among registrant, Sherri C. Oberg and the Investors named therein, dated as of April 11, 2003, as amended (Exhibit 10.07)
10.07	(1)	Lease Agreement by and between the registrant and Forest City 38 Sidney Street, Inc., dated as of April 18, 1995, as amended (Exhibit 10.08)
10.08	(1)	Warrant Agreement by and between the registrant and Comdisco, Inc., dated as of June 6, 1997 (Exhibit 10.09)
10.09	(1)	Warrant Agreement by and between the registrant and Comdisco, Inc., dated as of February 26, 1998 (Exhibit 10.10)
10.10	(1)	Warrant Agreement by and between the registrant and Comdisco, Inc., dated as of August 19, 1998(Exhibit 10.12)
10.11	(1)	Warrant Agreement by and between the registrant and Gregory Stento, dated as of August 19, 1998 (Exhibit 10.13)
10.12	(1)	Warrant Agreement by and between the registrant and Gregory Stento, dated as of August 19, 1998 (Exhibit 10.14)
10.13	(1)	Warrant Agreement by and between the registrant and Comdisco, Inc., dated as of October 16, 1998 (Exhibit 10.15)
10.14	(1)	Warrant Agreement by and between the registrant and Comdisco, Inc., dated as of October 19, 1998 (Exhibit 10.16)
10.15	(1)	Warrant Agreement by and between the registrant and Comdisco, Inc., dated as of January 5, 2000 (Exhibit 10.17)
10.16	(1)	Master Lease Agreement by and among the registrant, Acusphere Securities Corporation and Transamerica Business Credit Corporation, dated as of February 21, 2001 (Exhibit 10.18)
10.17	(1)	Warrant Agreement by and between the registrant and TBCC Funding Trust I, dated of February 21, 2001 (Exhibit 10.19)
10.18	(1)	Lease Agreement, by and between registrant and ARE-500 Arsenal Street, LLC, dated as of March 30, 2001 (Exhibit 10.20)
10.19	(1)	Warrant Agreement by and between the registrant and Alexandria Real Estate Equities, L.P., dated of March 30, 2001 (Exhibit 10.21)
10.20	(1)	CTM Agreement by and between the registrant and Hollister-Stier Laboratories LLC, dated as of September 7, 2001 (Exhibit 10.22) (confidential treatment previously granted)
10.21	(1)	Development and Supply Agreement by and between the registrant and Hollister-Stier Laboratories LLC dated as of November 30, 2001 (Exhibit 10.23) (confidential treatment previously granted)
10.22	(1)	Warrant Agreement by and between the registrant and GATX Ventures, Inc., dated as of September 27, 2001 (Exhibit 10.25)

10.23	(1)	Warrant Agreement by and between the registrant and Venture Lending & Leasing III, LLC, dated as of September 27, 2001 (Exhibit 10.26)
10.24	(1)	Termination Agreement by and among the registrant, Acusphere Newco, Ltd., Elan Corporation, plc, Elan Pharma International Limited and Elan International Services, Ltd. dated as of September 26, 2003 (Exhibit 10.27) (confidential treatment previously granted)
10.25	(5)	Form of Indemnification Agreement by and between the registrant and each of its directors
10.26	(1)	Form of Warrant issued by the registrant dated as of April 11, 2003 and June 27, 2003 to each of the investors listed on the schedule of warrantholders attached thereto (Exhibit 10.29)
10.27	(1)	Form of Indemnification Agreement by and between the registrant and certain of its employees (Exhibit 10.30)
10.28	(2)	Form of Stock and Warrant Purchase Agreement dated as of July 29, 2004 (Exhibit 10.1)
10.29	(2)	Form of Warrants issued to Selling Stockholders (Exhibit 10.2)
10.30	(2)	Amendment No. 2 to Tenth Amended and Restated Investors' Rights Agreement dated as of July 29, 2004 (Exhibit 10.3)
10.31	(3)(5)	Collaboration, License and Supply Agreement by and between the registrant and Nycomed Danmark ApS dated July 6, 2004
10.32	(3)(5)	Commercial Building Lease by and between 890 East LLC and the registrant dated as of July 20, 2004
10.33	(5)	Promissory note with Massachusetts Development Finance Agency
10.34	(5)	Master Security Agreement by and between the registrant and General Electric Capital Corporation dated April 16, 2004
10.35	(5)	Form of Promissory Note with General Electric Capital Corporation under Master Security Agreement, together with schedule of borrowing
21.01	(5)	List of Subsidiaries
23.01	(4)	Consent of Testa, Hurwitz & Thibeault, LLP
23.02	(5)	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
24.01	(5)	Power of Attorney (included in signature page)

(1)
Incorporated herein by reference to the exhibits to Acusphere's Registration Statement on Form S-1 (File No. 333-106725). The number given in parenthesis indicates the corresponding exhibit number in such Form S-1.

(2)
Incorporated by reference to Acusphere's Current Report on Form 8-K filed July 29, 2000 (File No. 000-50405). The number given in parenthesis indicates the corresponding exhibit number in such Form 8-K.

(3)
Confidential Treatment requested for certain portions of this Agreement.

(4)
Filed by amendment.

(5)
Filed herewith.